HILLS BANCORPORATION

2025 ANNUAL REPORT



BANKING ON COMMUNITY.

YESTERDAY | TODAY | TOMORROW

Hills Bank proudly serves Eastern Iowa with 19 locations in 12 communities.





2025 ANNUAL REPORT

HILLS BANCORPORATION
2 0 2 5   A N N U A L   R E P O R T

CONTENTS

Hills Bancorporation 2025 Annual Report on Form 10-K

STOCK TRANSFER AND DIVIDEND DISBURSING AGENT
Computershare Investor Services
PO Box 43006
Providence, RI 02940-3006
Toll free within US and Canada +1-800-884-4225
Telephone from outside US and Canada +1-781-575-4706
www.computershare.com/investor

ANNUAL REPORT AND PROXY STATEMENT
Copies of the Company's Annual Report and Proxy
Statement for the fiscal year ended December 31, 2025
are available at www.envisionreports.com/HBIA or
www.edocumentview.com/HBIA.

LETTER FROM THE PRESIDENT

As I reflect on 2025, I am grateful for the trust you continue to place in Hills Bancorporation and honored to be part of such an exceptional bank and team. Hills Bank's continued independence, dedicated local leadership, and disciplined execution contributed to record earnings this past year, reflecting the strength of our organization and confidence in our long-term strategy.

In addition I remain deeply appreciative of the legacy established by the prior leaders who helped shape Hills Bank over many decades. That legacy continues to guide our decisions as we remain committed to our customers, coworkers, communities, and shareholders.

Financial Performance

In 2025, Hills Bancorporation delivered one of the strongest financial years in the organization's history. These results were achieved despite continued economic and competitive pressures within the banking industry and were driven by our commitment to our customers, disciplined balance sheet management, strong credit quality, and prudent expense control.

Our performance contributed to a steady increase in our stock price during the year. Our capital position remains strong, and we believe we are well positioned to support future growth opportunities while maintaining a long-term focus on shareholder value.

Relevance as a Local Community Bank

Our future success depends on remaining relevant and responsive to those in the communities we serve. As consolidation continues across the industry with many community banks becoming acquired by larger organizations, Hills Bank's independence allows us to stay close to our customers, make decisions locally, and remain deeply engaged in the communities we serve.

We continue to invest thoughtfully in technology and talent to enhance our customers' experience, while preserving the relationship-based banking model that has defined Hills Bank for more than a century. By combining our dedication to local banking with personalized service and disciplined innovation, we believe Hills Bancorporation is well positioned to deliver sustainable performance and long-term shareholder value.

Looking Ahead

As we enter 2026, we do so with optimism and a continued focus on steady growth, disciplined execution, and sound risk management. Hills Bancorporation is well positioned to continue building on its strong foundation and staying true to the local relationships that set us apart.

Thank you for your continued confidence in Hills Bancorporation. Speaking on behalf of our entire team, we appreciate your support and look forward to working alongside our Board of Directors, coworkers, customers, and community partners as we continue to drive long-term value for all of you, our valued shareholders.

Sincerely,

Lisa A. Shileny

Lisa A. Shileny
President and Chief Executive Officer

BOARD OF DIRECTORS



Michael S. Donovan
- Farmer
- Board member since 2007



Kristie L. Fisher, Ph. D.
- President, Kirkwood Community College
- Board member since 2025



Kirsten H. Frey
- Attorney, Senior Vice President, Shuttleworth & Ingersoll, P.L.C
- Board member since 2019



Michael E. Hodge
- President and Shareholder, Hodge Construction Company
- Board member since 2000



Emily A. Hughes
- Professor, University of Iowa College of Law
- Attorney
- Board member since 2012



Michael D. Jensen
- Realtor-Broker Associate, Lepic-Kroeger Realtors
- Board member since 2025



Casey L. Peck
- General Manager and Chief Financial Officer, Kalona Cooperative Technology Company
- Board member since 2019



John W. Phelan
- Owner, Phelan Distributing LLC
- Board member since 2007



Ann Marie Rhodes
- Emeritus Professor of Nursing, University of Iowa
- Attorney
- Chair, Hills Bank and Trust Company
- Vice President, Hills Bancorporation
- Board member since 1993



James C. Schmitt
- Managing Director, James C. Schmitt Consulting L.L.C.
- Board member since 2019



Lisa A. Shileny
- Chief Executive Officer, Hills Bank and Trust Company
- President, Hills Bancorporation
- Board member since 2023



Thomas M. Slattery
- President, Heritage Associates Corporation
- Board member since 2025



Amy E. T. Sparks, Ph.D.
- Associate Professor, University of Iowa Roy J. and Lucille A. Carver College of Medicine, Department of Obstetrics and Gynecology
- Board member since 2024



William A. Wever, D.D.S.
- President and sole shareholder, Integrity Dental, P.C.
- Board member since 2024



Thomas R. Wiele
- President, Wiele Motor Company
- Board member since 2012

OFFICERS

Hills Bancorporation

Lisa A. Shileny	President and Chief Executive Officer
Ann M. Rhodes	Vice President
Kenza B. Nelson	Secretary
Tony V. Roetlin	Treasurer

Hills Bank and Trust Company

Mark H. Ahlers	Senior Vice President, Trust and Wealth Management Officer Lead
T. Scott Appleget	Senior Vice President, Credit Administration
Amanda L. Arn	First Vice President, Community and Shareholder Relations
Shelley R. Asher	Senior Vice President, Director of Operations
MaKenzie A. Aunan	First Vice President, Retail Operations Manager
Kevin J. Bachus	First Vice President, Mortgage Lender
Jace N. Bailey	Vice President, Commercial Banking/Team Leader
Jessica L. Bandy	Mortgage Lending Officer
Tyler J. Bartlett	First Vice President, Branch Manager
Allison L.L. Bates	Vice President, Branch Manager
Karin J. Bauer	Vice President, Human Resources Benefits Manager
Colleen R. Bean	Vice President, Internal Audit
Sabrina A. Beyer	First Vice President, Branch Manager
Becky L. Bolsinger	First Vice President, Credit Underwriting
Kelli K. Bowers	First Vice President, Mortgage Processing Manager
Myrna L. S. Boyle	Senior Vice President, Internal Audit and Controls
Matthew L. Brandt	Mortgage Lending Officer
Matthew S. Brunner	First Vice President, Infrastructure Services Manager
Tami S. Brush	First Vice President, Trust Operations Officer
Carolyn M. Burger	Vice President, Controller
Kristine I. Burns	Vice President, Branch Manager
Julie A. Burton	Vice President, Trust and Wealth Management Accounting Officer
Diane R. Buxton	Vice President, Financial Accountant
Adam D. Calcara	First Vice President, Mortgage Lender
Rob R. Christensen	Senior Vice President, Chief Information Officer
Kaytlyn J. Christner	First Vice President, Branch Manager
Curtis J. Clark	First Vice President, Information Services Support and Operations Manager
Tyler D. Coblentz	First Vice President, Commercial Banking
Tucker J. Collins	Talent Acquisition and Development Officer
Stephanie A. Crane	In-House Counsel, Officer
Chad A. Crawford	Retirement Plan Officer
Cienna K. Crawford	Treasury Management Relationship Officer
Byson W. Croy	Vice President, Commercial Banking
Marci M.A. Dahl	First Vice President, Commercial Banking
Jill E. De Young	Senior Vice President, Director of Administration
S. Amber DeMan	First Vice President, Branch Manager
Rebecca L. DeWaard	Senior Vice President, Director of Human Resources

Lindsey A. Dozier	Senior Vice President, Director of Relationship Banking
Carrie A. Ebel	First Vice President, Events and Marketing Strategist
Jennifer L. Eden	Vice President, Digital and Payment Operations
Jo L. Edgington	First Vice President, Branch Manager
Thomas J. Filip	Vice President, Commercial Banking
Timothy D. Finer	Senior Vice President, Director of Commercial Banking
Melissa S. Flowers	First Vice President, Financial Reporting Officer
Allyn T. Francis	Commercial Banking Officer
Shelly A. Freemole	Vice President, Trust and Wealth Management Retirement Plan Officer
Pamela S. Funke	Vice President, Facilities Administration
Brian R. Globokar	Senior Vice President, Director of Trust and Wealth Management Services
Bethany M. W. Gorsch	Senior Vice President, Treasury Management
Rick L. Groom	Senior Vice President, Enterprise Security and Cyber-Resilience
Nicholas P. Hafner	Retirement Plan Services Officer
Patricia E. Hansche	Vice President, Treasury Management Sales
Renee L. Harned	First Vice President, Mortgage Operations Manager
Houston D. Harreld	First Vice President, Commercial Banking
Katelyn J. Harris	Friends Club Director, Officer
Shelly R. Hartman	Assistant Branch Manager, Officer
Mary K. Hatfield	First Vice President, Budget and Operations Analyst
Mackenzie E. Hein	First Vice President, Commercial Banking
Tim D. Higginbotham	Vice President, Branch Manager
Sarah S. Highly	Mortgage Underwriting Lead Officer
Laura K. Hill	Vice President, Trust and Wealth Management Officer
Kenneth W. Hinrichs	Senior Vice President, Director of Digital and Data Strategy
Charles W. Hippee	Senior Vice President, T&WM Retirement Plan Officer Lead
Alicia Houdek	First Vice President, Credit Underwriting
Laura J. Hughes	Senior Vice President, Director of Marketing
Christina C. Jenn	Vice President, Mortgage Lender
Tamara A. Jiras	Vice President, Mortgage Lender
Bradley M. Joens	Senior Vice President, Commercial Banking/Team Leader
Janelle K. Johnson	First Vice President, Commercial Banking
Luke A. Johnson	Security Engineer Officer
Marla L. Johnson	Financial Planning and Analysis Analyst, Officer
Michael H. Johnston	Facilities Officer
Todd J. Joslin	First Vice President, Trust and Wealth Management Officer
Elijah C. Kane	Trust and Wealth Management Officer
David J. Kapler	Vice President, Risk and Compliance
Brandon J. Keese	Vice President, Commercial Banking
Nicholas A. Kemp	First Vice President, Network Engineer
David J. Kriz	Vice President, Retail Development Officer
Erin E. Kunkel	Loss Mitigation Officer
Robert J. Lamkins	First Vice President, Commercial Banking
Brenda S. Langenberg	Vice President, Branch Manager
Brad M. Langguth	Senior Vice President, Commercial Lending Supervisor

Carly R. Lefebure	First Vice President, Mortgage Lender
Jean L. Lenz	Retail Banking Officer
Chris W. Lewis	Risk Management Officer
Brian J. Litton	Mortgage Software Officer
Pam A. Loan	Trust and Wealth Management Service Center Manager, Officer
Molly K. Logan	Vice President, Loan Operations Manager
Alexis T. Lugo	First Vice President, Credit Underwriting
Dawn D. Lyons	Vice President, Regional Manager
Adrian L. Marsden	First Vice President, Branch Manager
Chelsea J. Marsengill	Commercial Loan Workflow Manager Officer
Kathy J. Marshall	First Vice President, T&WM Retirement Plan Officer/Administrator
Samantha A. Martin	Retail Servicing and Support Officer
Kate A. Maxwell	Executive Assistant, Officer
Adam M. McAfee	Vice President, Regional Manager
Joni L. McFarland	Senior Vice President, T&WM Accounting and Operations Lead
Donna M. McKenna Hallett	Vice President, Branch Manager
Karen S. Megchelsen	Vice President, Compliance
Kimberly S. Messinger	Specialized Loan Documentation Officer
Nicole E. Meyer	First Vice President, Credit Underwriting
Cynthia J. Michel	First Vice President, IRA Officer
Christian W. Miller	Security Risk Management Officer
Emily J. Miller	Employee Benefits Officer
Carol S. Mills	Vice President, Construction Loan Manager
Nicholas J. Mirabito	Trust and Wealth Management Officer
Christopher D. Moen	Vice President, Trust and Wealth Management Officer
Shani L. Morgan	Vice President, T&WM Retirement Plan Service Center Manager
Shelby L. Mrgich	Talent Acquisition and Development Officer
Claire E. Murphy	Trust and Wealth Management Officer
Christel M. Muth	Commercial Business Analyst Officer
Maddy M. Myers	Mortgage Lending Officer
Lisa L. Nearad	Vice President, Accounting
Kenza B. Nelson	Senior Vice President, General Counsel
Todd L. Nelson	Senior Vice President, Credit Administration
Joy R. Newhouse	Senior Vice President, Regional Manager
Andrew R. Nordyke	Corporate Counsel Officer
Matthew D. Olson	Senior Vice President, Commercial Lending Sales Manager
Jack R. O'Rourke	Vice President, Mortgage Lender
Bryan J. Overy	First Vice President, Commercial Banking
Fernando Pacheco Chavero	Trust and Wealth Management Investment Officer
Jen L. Parker	Vice President, Community Engagement
Meghann J. Pasker	Mortgage Lending Officer
Hannah M. Petersen	Mortgage Lending Officer
Ian G. Probst	Treasury Management Relationship Officer
Curran L. Putney	First Vice President, Lending Compliance
Angela C. Ramirez	First Vice President, Branch Manager

Marcus E. Ramirez	First Vice President, Mortgage Lender
Sam R. Rand	AML/BSA Operations Officer
Holly D. Randall	First Vice President, Mortgage Lender
Kelsey L. Redlinger	Vice President, Branch Manager
Timothy W. Reed	First Vice President, Core Banking Manager
Coleman J. Reilly	First Vice President, Information Services Security Manager
Dawn M. Reimers	Vice President, Branch Manager
Tyler J. Riebhoff	Commercial Banking Officer
Jeffrey S. Ritchie	Senior Vice President, Trust and Wealth Management Officer Lead
Tisha J. Ritter	Treasury Management Sales Officer
Tammy J. Roberts Haasl	Consumer Credit and Training Officer
Travis L. Robinson	Senior Vice President, Digital T&WM and Business Development Lead
Tony V. Roetlin	Senior Vice President, Chief Financial Officer and Cashier
Elli S. T. Ruen	Trust and Wealth Management Officer
Kara L. Sabo	First Vice President, Trust and Wealth Management Officer
Aaron P. Schaefer	Senior Vice President, T&WM Investment Officer Lead
Stephanie L. Schumacher	Senior Vice President, Mortgage Lending
M. William Schwickerath	First Vice President, Trust and Wealth Management Officer
Dwight O. Seegmiller	President and Chief Executive Officer Emeritus
Neil A. Shah	Senior Vice President, IT Product Management and Delivery
Todd P. Shaull	Vice President, Branch Manager
Lisa A. Shileny	President and Chief Executive Officer
Amber D. Snow	Customer Contact Center Manager, Officer
Julie C. Sparks	Vice President, Trust and Wealth Management Operations Officer
Jeanne M. Spence	First Vice President, Trust and Wealth Management Accounting Officer
Dean J. Stockman	Senior Vice President, Commercial Banking
Jennifer L. Stull	Vice President, Commercial Banking
Christian R. Swartzentruber	First Vice President, Commercial and Industrial Credit Underwriting
Kelly A. Thompson	Vice President, Treasury Management Sales
Brandon E. Tilley	Payment Processing Officer
Jessica L. Torre	Trust and Wealth Management Compliance Officer
Lars E. Underbakke	Document Management Officer
Mallory M. Valdez	First Vice President, Branch Manager
Ashlee L. Vander Hoek	Trust and Wealth Management Officer
James C. Wacker	Vice President, Financial Reporting
Thomas E. Walch	Application Analyst Officer
Tyler W. Walls	Credit Underwriting Officer
D. Kyle Walton	First Vice President, Loss Mitigation
Destyn A. Weber	First Vice President, Branch Manager
Patricia J. Webster	Vice President, Treasury Management Sales
Chris M. Williams	Senior Vice President, Financial Reporting
Josh L. Yilek	First Vice President, Mortgage Underwriting Manager
Yu Yu	First Vice President, Trust and Wealth Management Officer
Conrad J. Yutzy	Marketing Officer, Design and Production Strategist
Michelle D. Zaruba	First Vice President, Branch Manager

FIVE YEAR SUMMARY

ASSETS
$ BILLIONS



Year	Value
2025	4.648
2024	4.588
2023	4.342
2022	3.980
2021	4.045

3.250 3.750 4.250 4.750

LOANS, NET
$ BILLIONS



Year	Value
2025	3.515
2024	3.391
2023	3.391
2022	3.070
2021	2.631

2.000 2.500 3.000 3.500

DEPOSITS
$ BILLIONS



Year	Value
2025	3.368
2024	3.346
2023	3.283
2022	3.357
2021	3.534

2.500 2.750 3.000 3.250 3.500

STOCKHOLDERS' EQUITY
$ MILLIONS



Year	Value
2025	548.23
2024	492.69
2023	470.29
2022	428.26
2021	438.45

200.00 300.00 400.00 500.00

FIVE YEAR SUMMARY

NET INCOME
$ MILLIONS



Year	Value
2025	60.50
2024	47.60
2023	38.18
2022	47.75
2021	48.09

NET INCOME AS A PERCENT OF AVERAGE ASSETS
% PERCENT



Year	Value
2025	1.32
2024	1.09
2023	0.92
2022	1.20
2021	1.21

DILUTED EARNINGS PER SHARE OF COMMON STOCK
$ DOLLARS



Year	Value
2025	6.81
2024	5.26
2023	4.16
2022	5.15
2021	5.16

DIVIDENDS PER SHARE OF COMMON STOCK
$ DOLLARS



Year	Value
2025	1.15
2024	1.10
2023	1.05
2022	1.00
2021	0.94

Banking Locations for Hills Bank and Trust Company

HILLS OFFICE
Established - 1904
131 E. Main Street
319-679-2291

CEDAR RAPIDS OFFICES
Established - 2000
240 3rd Avenue SE
319-247-5721

Established - 2002
3610 Williams
Boulevard SW
319-654-9595

Established - 2009
3905 Blairs Ferry Rd NE
319-294-2444

CORALVILLE OFFICE
Established - 1984
1009 2nd Street
319-351-8000

IOWA CITY OFFICES
Established - 1982
1401 S Gilbert Street
319-338-1277

Established - 1990
201 S Clinton Street
319-351-3337

Established - 1999
2621 Muscatine Avenue
319-338-3381

IOWA CITY OFFICES (cont.)
Established - 2012
University of Iowa
Hospitals and Clinics
200 Hawkins Drive
319-358-8442

KALONA OFFICE
Established - 1996
120 5th Street
319-656-2281

LISBON OFFICE
Established - 1996
103 W Main Street
319-455-2951

MARION OFFICES
Established - 2003
800 11th Street
319-377-6066

Established - 2016
3204 7th Avenue
319-377-8100

MOUNT VERNON OFFICE
Established - 1998
720 First Avenue SE
319-895-4018

NORTH LIBERTY OFFICES
Established - 1984
25 Highway 965 N
319-626-2381

NORTH LIBERTY OFFICES (cont.)
Established - 2012
590 West Forevergreen Rd
319-626-2199

WASHINGTON OFFICE
Established - 2015
2481 Hwy 92 E
319-653-9092

WELLMAN OFFICE
Established - 2006
229 8th Avenue
319-646-4000

WILLIAMSBURG OFFICE
Established - 2024
200 W State Street
319-661-9500

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   October 1, 2025   to December 31, 2025

Commission file number 0-12668

Hills Bancorporation

(Exact name of registrant as specified in its charter)

Iowa			**42-1208067**
(State or other jurisdiction of incorporation or organization)			(I.R.S. Employer Identification No.)

131 E. Main Street, PO Box 160	**Hills**	**Iowa**	**52235**
(Address of Principal Executive Offices)			(Zip Code)

(319) 679-2291

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Securities registered pursuant to section 12(g) of the Act:

_____No par value common stock_____
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 30, 2025, based on the most recent sale price of $77.00 per share, and 7,772,398 shares held was $598,474,647. Common stock held by non-affiliates excludes 1,102,092 shares held by directors, executive officers, and under the Registrant's Employee Stock Ownership Plan.

The number of shares outstanding of the Registrant's common stock as of February 28, 2026 is 8,767,443 shares of no par value common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement dated March 18, 2026 for the Annual Meeting of the Shareholders of the Registrant to be held April 20, 2026 (the Proxy Statement) are incorporated by reference in Part III of this Form 10-K.

HILLS BANCORPORATION
FORM 10-K

TABLE OF CONTENTS

PART I

References in this report to "we," "us," "our," "Bank," or the "Company" or similar terms refer to Hills Bancorporation and its subsidiary.

 Item 1.   Business

GENERAL

Hills Bancorporation (the "Company") is a holding company principally engaged, through its subsidiary bank, in the business of banking. The Company was incorporated December 12, 1982 and all operations are conducted within the state of Iowa. The Company became owner of 100% of the outstanding stock of Hills Bank and Trust Company, Hills, Iowa ("Hills Bank and Trust" or the "Bank") as of January 23, 1984 when stockholders of Hills Bank and Trust exchanged their shares for shares of the Company. Effective July 1, 1996, the Company formed a new subsidiary, Hills Bank, which acquired for cash all the outstanding shares of a bank in Lisbon, Iowa. Effective November 17, 2000, Hills Bank was merged into the Bank. On September 20, 1996, another subsidiary, Hills Bank Kalona, acquired cash and other assets and assumed the deposits of the Kalona, Iowa office of Boatmen's Bank Iowa, N.A. Effective October 26, 2001, Hills Bank Kalona was merged into the Bank. There have been no further acquisitions since 2001.

Through its website (www.hillsbank.com), the Company makes available the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, all amendments to those reports, and other filings with the Securities and Exchange Commission, as soon as reasonably practicable after they are filed or furnished.

The Bank is a full-service commercial bank extending its services to individuals, businesses, governmental units and institutional customers. The Bank is actively engaged in all areas of commercial banking, including acceptance of demand, savings and time deposits; making commercial, real estate, agricultural and consumer loans; maintaining night and safe deposit facilities; and performing collection, exchange and other banking services tailored for individual customers. The Bank administers estates, personal trusts, and pension plans and provides farm management, investment advisory and custodial services for individuals, corporations and nonprofit organizations. In addition, the Bank earns substantial fees from originating mortgages that are sold on the secondary residential real estate market without mortgage servicing rights being retained.

Lending Activities

Real Estate Loans

Real estate loans totaled $3.080 billion and comprised 86.39% of the Bank's loan portfolio as of December 31, 2025. The Bank's real estate loans include construction loans and mortgage loans.

Mortgage Loans. The Bank offers residential, commercial and agricultural real estate loans. As of December 31, 2025, mortgage loans totaled $2.741 billion and comprised 76.90% of the Bank's loan portfolio.

Residential real estate loans totaled $1.405 billion and were 39.42% of the Bank's loan portfolio as of December 31, 2025. These loans include first and junior liens on 1 to 4 family residences. The Bank originates 1 to 4 family mortgage loans to individuals and businesses within its trade area. The Bank sells certain mortgage loans to third parties on the secondary market. For the loans sold on the secondary market, the Bank does not retain any percentage of ownership or servicing rights. Interest rates for residential real estate mortgages are determined by competitive pricing factors on the secondary market and within the Bank's trade area. Collateral for residential real estate mortgages is generally the underlying property. Generally, repayment of these loans is from monthly principal and interest payments from the borrower's personal cash flows and liquidity, and collateral values are a function of residential real estate values in the markets that the Bank serves.

Commercial real estate loans totaled $565.18 million and were 15.85% of the Bank's loan portfolio at December 31, 2025. The Bank originates loans for commercial properties to individuals and businesses within its trade area. The primary source of repayment is the cash flow generated by the collateral underlying the loan. The secondary repayment source would be the liquidation of the collateral. Generally, terms for commercial real estate loans range from one to five years with an amortization period of 25 years or less. The Bank offers both fixed and variable rate loans for commercial real estate.

Multi-family real estate loans totaled $494.28 million and were 13.87% of the Bank's loan portfolio at December 31, 2025. Multi-family real estate loans are made to individuals and businesses in the Bank's trade area. These loans are primarily secured by properties such as apartment complexes. The primary source of repayment is the cash flow generated by the collateral underlying the loan. The secondary repayment source would be the liquidation of the collateral. Generally, terms for commercial real estate loans range from one to five years with an amortization period of 25 years or less. Generally, interest rates for multi-family loans are fixed for the loan term.

Mortgage loans secured by farmland totaled $276.79 million and were 7.76% of the Bank's loan portfolio at December 31, 2025. Loans for farmland are made to individuals and businesses within the Bank's trade area. The primary source of repayment is the cash flow generated by the collateral underlying the loan. The secondary repayment source would be the liquidation of the collateral. Terms for real estate loans secured by farmland range from one to ten years with an amortization period of 25 years or less. Generally, interest rates are fixed for mortgage loans secured by farmland.

Construction Loans. The Bank offers loans both to individuals that are constructing personal residences and to real estate developers and building contractors for the acquisition of land for development and the construction of homes and commercial properties. The Bank makes these loans to established borrowers in the Bank's trade area. Construction loans generally have a term of one year or less, with interest payable at maturity. Interest rate arrangements are variable for construction projects. Generally, collateral for construction loans is the underlying construction project.

As of December 31, 2025, construction loans for personal residences totaled $89.81 million and were 2.52% of the Bank's loan portfolio. Construction loans for land development and commercial projects totaled $248.29 million and were 6.97% of the Bank's loan portfolio. In total, construction loans totaled $338.10 million and were 9.48% of the Bank's loan portfolio as of December 31, 2025.

Commercial and Financial Loans

The Bank's commercial and financial loan portfolio totaled $295.62 million and comprised 8.29% of the total loan portfolio at December 31, 2025. The Bank's commercial and financial loans include loans to contractors, retailers and other businesses. The Bank provides a wide range of business loans, including lines of credit for working capital and operational purposes and term loans for the acquisition of equipment. Although most loans are made on a secured basis, loans may be made on an unsecured basis where warranted by the overall financial condition of the borrower. Terms of commercial and financial loans generally range from one to five years. Interest rates for commercial loans can be fixed or variable.

The Bank's commercial and financial loans are primarily made based on the reported cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. The collateral support provided by the borrower for most of these loans and the probability of repayment is based on the liquidation of the pledged collateral and enforcement of personal guarantees, if applicable. The primary repayment risks of commercial loans are that the cash flows of the borrower may be unpredictable, and the collateral securing these loans may fluctuate in value.

Agricultural Loans

Agricultural loans include loans made to finance agricultural production and other loans to farmers and farming operations. These loans totaled $118.92 million and constituted 3.34% of the total loan portfolio at December 31, 2025. Agricultural loans, most of which are secured by crops and machinery, are provided to finance capital improvement and farm operations as well as acquisitions of livestock and machinery. The ability of the borrower to repay may be affected by many factors outside of the borrower's control including adverse weather conditions, loss of livestock due to disease or other factors, declines in market prices for agricultural products and the impact of government regulations. The ultimate repayment of agricultural loans is dependent upon the profitable operation or management of the agricultural entity. Agricultural loans generally have a term of one year and may have a fixed or variable rate.

Consumer Lending

The Bank offers consumer loans including personal loans and automobile loans. These consumer loans typically have shorter terms and lower balances. At December 31, 2025, consumer loans totaled $28.76 million and were 0.81% of the Bank's total loan portfolio.

Loans to State and Political Subdivisions

Loans to State and Political Subdivisions include only tax-exempt loans. These loans totaled $41.89 million and comprised 1.17% of the Bank's total loan portfolio at December 31, 2025.

Deposit Activities

The Bank's primary funding source for its loan portfolio and other investments consist of the acceptance of demand, savings and time deposits.

Average Daily Balances

The following table shows average balances of assets, liabilities and stockholders' equity:

AVERAGE BALANCES
(Average Daily Basis)

	Years Ended December 31,		
	2025	**2024**	**2023**
	(Amounts In Thousands)		
ASSETS			
Noninterest-bearing cash and cash equivalents	$ 32,223	$ 32,684	$ 31,036
Interest-bearing cash and cash equivalents	10,537	22,940	15,559
Taxable securities	605,710	554,089	556,100
Nontaxable securities	385,572	317,730	247,234
Federal funds sold	479	370	126
Loans, net	3,459,200	3,386,285	3,237,296
Property and equipment, net	36,019	34,995	33,564
Other assets	43,653	24,941	6,462
	$ 4,573,393	$ 4,374,034	$ 4,127,377
LIABILITIES AND STOCKHOLDERS' EQUITY			
Noninterest-bearing demand deposits	$ 577,556	$ 564,740	$ 607,510
Interest-bearing demand deposits	901,166	918,535	962,148
Savings deposits	992,139	893,062	990,168
Time deposits	870,334	916,590	742,855
Other short-term borrowings, including Bank Term Funding Program and FHLB daily reset advances	297,720	332,839	214,256
FHLB borrowings	344,950	191,346	94,373
Noninterest-bearing other liabilities	27,118	34,289	25,724
Redeemable common stock held by Employee Stock Ownership Plan	52,743	46,555	47,932
Stockholders' equity	509,667	476,078	442,411
	$ 4,573,393	$ 4,374,034	$ 4,127,377

Other Information

The Bank's business is not seasonal. As of December 31, 2025, the Company had two employees per the table below and the Bank had 479 full-time and 30 part-time employees. The Company and the Bank focus on attracting, developing, and retaining, qualified personnel through competitive compensation and benefits, training and professional development, succession planning, and workplace policies intended to support employee engagement and long-term retention.

For additional discussion of the impact of the economy on the financial condition and results of operations of the Company, see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Executive Officers of the Registrant

The executive officers of the Company and the Bank, along with their respective ages and positions held, are identified in the table below.

Name	Age	Position
Company		
Lisa A. Shileny	49	Ms. Shileny has held the position of President of the Bank since November 2022 and the position of Chief Operating Officer since December 2021. Effective January 1, 2025, Ms. Shileny was appointed President and Chief Executive Officer of the Company and the Bank. Previously, Ms. Shileny held the position of Senior Vice President, Director of Administration since 2019 and Senior Vice President, General Counsel from 2016 to 2019 with the Bank.
Anthony V. Roetlin	58	Mr. Roetlin has held the position of Treasurer, Senior Vice President, Chief Financial Officer and Principal Financial Officer since December 2022. Previously Mr. Roetlin held the position of Director of Finance with the City of Coralville.
Bank		
Shelley R. Asher	48	Ms. Asher has held the position of Senior Vice President, Director of Operations since June 2021. Previously Ms. Asher held the position of Vice President, Loan Operations with the Bank.
Jill E. De Young	52	Ms. De Young has held the position of Senior Vice President, Director of Administration since February 2024. Previously Ms. De Young was the Assistant Dean and Chief of Staff at a local university.
Becky L. DeWaard	65	Ms. DeWaard has held the position of Senior Vice President, Director of Human Resources since March 2021. Previously Ms. DeWaard held the position of Vice President, Learning and Development Manager with the Bank.
Lindsey A. Dozier	43	Ms. Dozier has held the position of Senior Vice President, Director of Relationship Banking since October 2023.
Robert R. Christensen	54	Mr. Christensen has held the position of Senior Vice President, Chief Information Officer since June 2025. Previously Mr. Christensen held positions of Associate State Chief Information Officer and Chief Information Officer within different departments with the state of Iowa.
Timothy D. Finer	64	Mr. Finer has held the position of Director of Commercial Banking since January 2023. Prior to 2023, Mr. Finer held the position of Senior Vice President, Director of Lending with the Bank.
Brian R. Globokar	52	Mr. Globokar has held the position of Senior Vice President, Director of Trust and Wealth Management Services since July 2020. Previously Mr. Globokar held the position of Senior Vice President, Trust Officer with the Bank.
Kenneth W. Hinrichs	52	Mr. Hinrichs has held the position of Senior Vice President, Director of Digital and Data Strategy since September 2023. Previously, Mr. Hinrichs held the positions of Senior Vice President, Director of Digital Strategy and Systems and Director of Operations and Digital Banking with the Bank.
Laura J. Hughes	63	Ms. Hughes has held the position of Senior Vice President, Director of Marketing since October 2024. Previously Ms. Hughes was the Chief Marketing Officer for other financial institutions.
Kenza B. Nelson	46	Ms. Nelson has held the position of Senior Vice President, General Counsel since May 2020.
Matt D. Olson	45	Mr. Olson has held the position of Senior Vice President, Commercial Lending Sales Manager since October 2025. Previously Mr. Olson was the Senior Vice President, Director of Mortgage Lending with the Bank.

MARKET AREA

Johnson County

The Bank's trade area includes the Johnson County communities of Iowa City, Coralville, Hills, North Liberty, Tiffin, and University Heights, located near Interstate 80 and Interstate 380 in Eastern Iowa. These communities have a combined population of 124,228. Johnson County, Iowa has a population of 160,080. The University of Iowa in Iowa City has approximately 31,500 students and 33,747 full and part-time employees, including 10,339 full time employees of The University of Iowa Hospitals and Clinics.

Linn County

The Bank's trade area includes the Linn County, Iowa communities of Lisbon, Marion, Mount Vernon and Cedar Rapids, Iowa. Lisbon has a population of 2,233 and Mount Vernon, located two miles from Lisbon, has a population of 4,527, Both communities are within easy commuting distances to Cedar Rapids and Iowa City, Iowa. Cedar Rapids has a metropolitan population of 179,245 including 41,535 from adjoining Marion, Iowa and is located approximately 10 miles west of Lisbon, Iowa and 25 miles north of Iowa City on Interstate 380. The total population of Linn County is 230,299. The largest employer in the Cedar Rapids area is Collins Aerospace, manufacturer of communications instruments, with approximately 7,000 employees.

Washington County

The Bank's trade area includes the Washington County, Iowa communities of Kalona, Washington and Wellman, Iowa. Kalona is located approximately 14 miles north of Washington. Wellman is located approximately 5 miles west of Kalona. Kalona has a population of 2,630, Washington has a population of 7,352 and Wellman has a population of 1,524. The population of Washington County is 22,565. Kalona, Washington and Wellman are primarily agricultural communities, but are located within easy driving distance for employment in Iowa City, Coralville and North Liberty.

Iowa County

In November 2024, the Bank opened a branch in Williamsburg located in Iowa County. Williamsburg is located approximately 25 miles west of Iowa City. Williamsburg has a population of 3,346. The population of Iowa County is 16,662.

COMPETITION

Competition among financial institutions in attracting and retaining deposits and making loans is intense. Traditionally, the Company's most direct competition for deposits has come from commercial banks, savings institutions and credit unions doing business in its areas of operation. Increasingly, the Company has experienced competition for deposits from nonbanking sources, such as securities firms, insurance companies, money market mutual funds and financial services subsidiaries of commercial and manufacturing companies. Competition for loans comes primarily from other commercial banks, savings institutions, consumer finance companies, credit unions, mortgage banking companies, insurance companies and other institutional lenders. The Company competes primarily on the basis of products offered, customer service and price. A number of institutions with which the Company competes enjoy the benefits of fewer regulatory constraints and lower cost structures including favorable income tax treatments. Some have greater assets and capital than the Company does and, thus, are better able to compete on the basis of price than the Company. Technological advances, which may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties, could make it more difficult for the Company to compete in the future. However, the Company could have a local relationship advantage as consolidation of financial institutions continue.

The Bank is in direct competition for loans and deposits and financial services with a number of other banks and credit unions in Johnson, Linn, Washington and Iowa County. A comparison of the number of office locations and deposits in the four counties as of June, 2025 (most recent date of available data from the FDIC and national credit union websites) is as follows:

	Johnson County		Linn County		Washington County		Iowa County	
	Offices	Deposits (in millions)	Offices	Deposits (in millions)	Offices	Deposits (in millions)	Offices	Deposits (in millions)
Hills Bank and Trust Company	8	$ 2,271	7	$ 715	3	$ 337	1	$ 14
Branches of largest competing national bank	6	1,149	4	938	—	—	1	41
Largest competing independent bank	1	348	5	1,682	2	412	2	148
Largest competing credit union (1)	6	8,508	4	1,346	—	—	—	—
All other bank and credit union offices	26	1,132	77	4,109	8	240	6	233
Total Market in County	**47**	**$ 13,408**	**97**	**$ 8,790**	**13**	**$ 989**	**10**	**$ 436**

(1) Deposit balance of the largest competing credit union in Johnson County and Linn County includes the credit union's deposit balance for the entire institution. County specific deposit balances for the credit union are unavailable.

SUPERVISION AND REGULATION

Financial institutions and their holding companies are extensively regulated under federal and state law. As a result, the growth and earnings performance of the Company can be affected not only by management decisions and general economic conditions but also by the requirements of applicable state and federal statutes and regulations and the policies of various governmental regulatory authorities, including the Iowa Superintendent of Banking (the "Superintendent"), the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the Federal Deposit Insurance Corporation (the "FDIC"), the Internal Revenue Service and state taxing authorities and the Securities and Exchange Commission (the "SEC"). The effect of applicable statutes, regulations and regulatory policies can be significant and cannot be predicted with a high degree of certainty.

Federal and state laws and regulations generally applicable to financial institutions regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to the Company and its subsidiary Bank establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC's deposit insurance funds and the depositors, rather than the stockholders, of financial institutions. The enforcement powers available to federal and state banking regulators are substantial and include, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions.

The following is a summary of the material elements of the regulatory framework applicable to the Company and its subsidiary Bank. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of the statutes, regulations and regulatory policies that are described. As such, the following is qualified in its entirety by reference to the applicable statutes, regulations and regulatory policies. Any change in applicable law, regulations or regulatory policies may have a material effect on the business of the Company and its subsidiary Bank.

Regulation of the Company

General. The Company, as the sole shareholder of the Bank, is a bank holding company. As a bank holding company, the Company is registered with, and is subject to regulation by, the Federal Reserve under the Bank Holding Company Act, as amended (the "BHCA"). According to Federal Reserve Board policy, bank/financial holding companies are expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. This support may be required at times when a bank/financial holding company may not be able to provide support. Under the BHCA, the Company is subject to periodic examination by the Federal Reserve. The Company is also required to file with the Federal Reserve periodic reports of the Company's operations and such additional information regarding the Company and its subsidiary as the Federal Reserve may require.

Investments and Activities. Under the BHCA, a bank holding company must obtain Federal Reserve approval before: (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after the acquisition, it would own or control more than 5% of the shares of the other bank or bank holding company (unless it already owns or controls the majority of such shares), (ii) acquiring all or substantially all of the assets of another bank or (iii) merging or consolidating with another bank holding company. Subject to certain conditions (including certain deposit concentration limits established by the BHCA), the Federal Reserve may allow a bank holding company to acquire banks located in any state of the United States without regard to whether the acquisition is prohibited by the law of the state in which the target bank is located. On approving interstate acquisitions, however, the Federal Reserve is required to give effect to applicable state law limitations on the aggregate amount of deposits that may be held by the acquiring bank holding company and its insured depository institution affiliates in the state in which the target bank is located (provided that those limits do not discriminate against out-of-state depository institutions or their holding companies) and state laws which require that the target bank have been in existence for a minimum period of time (not to exceed five years) before being acquired by an out-of-state bank holding company.

The BHCA also generally prohibits the Company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve to be "so closely related to banking as to be a proper incident thereto." Under current regulations of the Federal Reserve, the Company either directly or through non-bank subsidiaries would be permitted to engage in a variety of banking-related businesses, including the operation of a thrift, sales and consumer finance, equipment leasing, the operation of a computer service bureau (including software development) and mortgage banking and brokerage. The BHCA generally does not place territorial restrictions on the domestic activities of non-bank subsidiaries of bank holding companies.

Federal law also prohibits any person from acquiring "control" of a bank holding company without prior notice to the appropriate federal bank regulator. "Control" is defined in certain cases as the acquisition of 10% or more of the outstanding shares of a bank or a bank holding company depending on the circumstances surrounding the acquisition.

Regulatory Capital Requirements. Bank holding companies are required to maintain minimum levels of capital in accordance with bank regulatory agencies' capital guidelines. If capital falls below minimum guideline levels, a bank holding company, among other things, may be denied approval to acquire or establish additional banks or non-bank businesses. The guidelines include requirements to maintain certain core capital amounts included as Tier 1 capital at minimum levels relative to total assets (the "Tier 1 Leverage Capital Ratio") and at minimum levels relative to "risk-weighted assets" which is calculated by assigning value to assets, and off balance sheet commitments, based on their risk characteristics (the "Total Risk-Based Capital Ratio"), and to maintain total capital at minimum levels relative to risk-weighted assets (the "Total Risk-Based Capital Ratio").

On January 1, 2015, the final rules of the Federal Reserve Board went into effect implementing in the United States the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision. The final rule also adopted changes to the agencies' regulatory capital requirements that meet the requirements of section 171 and section 939A of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The rule includes a new Common Equity Tier 1 Capital Ratio, an increased Tier 1 Leverage Capital Ratio and an increased Tier 1 Risk-Based Capital Ratio. Bank holding companies are required to include in Common Equity Tier 1 capital the effects of other comprehensive income adjustments, such as gains and losses on securities classified as available for sale and other components of accumulated other comprehensive income, but were allowed to make a one-time election not to include those effects. The Company and the Bank meet the well-capitalized requirements under the regulatory framework for prompt corrective action and have made the one-time election to exclude the effects of other comprehensive income adjustments on Tier 1 capital. Under the BASEL III rules, the minimum capital ratios are 4% for Tier 1 Leverage Capital Ratio, 4.5% for the Common Equity Tier 1 Capital Ratio, 6% for the Tier 1 Risk-Based Capital Ratio and 8% for the Total Risk-Based Capital Ratio.

The Bank elected to use the Community Bank Leverage Ratio (CBLR) framework as provided for in the Economic Growth, Regulatory Relief and Consumer Protection Act. Under the CBLR framework, the Bank is required to maintain a CBLR of greater than 9.00%. As of December 31, 2025, the Company had regulatory capital in excess of the Federal Reserve's minimum requirement, with a CBLR of 12.94%.

Dividends.   The ability of the Company to pay dividends to its shareholders is dependent upon the earnings and capital adequacy of its subsidiary Bank, which directly impact the ability of the Bank to pay dividends to the Company.   The Bank is subject to certain statutory and regulatory restrictions on the amount it may pay in dividends, which restrictions are discussed more thoroughly below.   The Iowa Business Corporation Act ("IBCA") allows the Company to make distributions, including cash dividends, to its shareholders unless, after giving effect to such distributions, either (i) the Company would not be able to pay its debts as they become due in the ordinary course of business or (ii) the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy preferential shareholder rights, if any, that are superior to the rights of those receiving the distribution.   Additionally, the Federal Reserve has issued a policy statement with regard to the payment of cash dividends by bank holding companies.   The policy statement provides that a bank holding company should not pay cash dividends which exceed its net income or which can only be funded in ways that weaken the bank holding company's financial health, such as by borrowing.   The Federal Reserve also possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations.   Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.

Federal Securities Regulation.   The Company's common stock is registered with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Consequently, the Company is subject to the information, proxy solicitation, insider trading and other restrictions and requirements of the SEC under the Exchange Act.

Regulation of the Bank

General. The Bank is an Iowa-chartered bank, the deposit accounts of which are insured by the FDIC.   As an Iowa-chartered, FDIC insured bank, the Bank is subject to the examination, supervision, reporting and enforcement requirements of the Superintendent of Banking of the State of Iowa (the "Superintendent"), as the chartering authority for Iowa banks, and the FDIC, as the Bank's primary federal regulator.

Deposit Insurance. The deposits of the Bank are insured up to regulatory limits set by the FDIC, and, accordingly in 2025, were subject to deposit insurance assessments based on the Federal Deposit Insurance Reform Act of 2005, as adopted and effective on April 21, 2006.   The FDIC maintains the Deposit Insurance Fund ("DIF") by assessing depository institutions an insurance premium (assessment).   The amount assessed to each institution is based on the average total assets of the Company less average tangible equity as well as the degree of risk the institution poses to the DIF.   The FDIC assesses higher rates to those institutions that pose greater risks to the insurance fund.

In addition, all institutions with deposits insured by the FDIC are required to pay assessments to fund interest payments on bonds issued by the Financing Corporation (FICO), a mixed-ownership government corporation established in the 1980's to recapitalize the Federal Savings and Loan Insurance Corporation.   The current annualized assessment rate is determined by applicable FDIC regulations and may change from time to time.

Capital Requirements.   The Bank is an insured state bank, incorporated under the laws of the state of Iowa.   As such, the Bank is subject to regulation, supervision and periodic examination by the Superintendent.   Among the requirements and restrictions imposed upon state banks by the Superintendent are the requirements to maintain reserves against deposits, restrictions on the nature and amount of loans, and restrictions relating to investments, opening of bank offices and other activities of state banks. Changes in the capital structure of state banks are also approved by the Superintendent.   State banks must have capital levels determined by the Superintendent of Banking, who has authority to require state banks to maintain capital at levels deemed appropriate in light of supervisory considerations and the risk profile of the institution. In certain instances, the Superintendent may mandate higher capital, but the Superintendent has not imposed such a requirement on the Bank.   The Superintendent evaluates capital adequacy using regulatory capital measures and other supervisory metrics considered appropriate under applicable law and guidance. At December 31, 2025, the Community Bank Leverage Ratio of the Bank was 12.94% and exceeded the minimum level required for the Bank to be considered well-capitalized under applicable regulatory standards.

Capital adequacy for banks took on an added dimension with the establishment of a formal system of prompt corrective action under the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) which provides the federal banking regulators of the Bank with broad power to take prompt corrective action to resolve the problems of undercapitalized banking institutions.   The extent of the regulators' powers depends on whether the institution in question is "well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," in each case as defined by regulation.   Under prompt corrective action, banks that are inadequately capitalized face a variety of mandatory and discretionary supervisory actions.   For example, "undercapitalized banks" must restrict asset growth, obtain prior approval for business expansion, and have an approved plan to restore capital.   "Critically undercapitalized banks" must be placed in receivership or conservatorship within 90 days unless some other action would result in lower long-term costs to the deposit insurance fund.

The actual amounts of risk-based capital and risk-based capital ratios as of December 31, 2025 and the minimum regulatory requirements for the Company and the Bank are presented below (amounts in thousands):

| | Actual | | For Capital Adequacy Purposes |
	Amount	Ratio	Ratio
As of December 31, 2025:			
Company:			
Community Bank Leverage Ratio	$ 601,503	12.94 %	9.00 %
Bank:			
Community Bank Leverage Ratio	601,341	12.94	9.00

Supervisory Assessments. All Iowa banks are required to pay supervisory assessments to the Superintendent to fund the Superintendent's examination and supervision operations. The method of computation of the supervisory assessment is based on the assets of the bank, the expected hours needed to conduct examinations of that size bank and an additional amount if more work is required.

Community Investment and Consumer Protection Laws. The Community Reinvestment Act requires insured institutions to offer credit products and take other actions that respond to the credit needs of the community. Banks and other depository institutions also are subject to numerous consumer-oriented laws and regulations. These laws include the Truth in Lending Act, the Truth in Savings Act, the Real Estate Settlement Procedures Act, the Electronic Funds Transfer Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act and the Home Mortgage Disclosure Act.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act") posed a significant impact on financial regulations. The Dodd-Frank Act created an independent regulatory body, the Bureau of Consumer Financial Protection ("Bureau"), with authority and responsibility to set rules and regulations for most consumer protection laws applicable to all banks – large and small - which adds another regulator to scrutinize and police financial activities. The Bureau has responsibility for mortgage reform and enforcement, as well as broad new powers over consumer financial activities which could impact what consumer financial services would be available and how they are provided. The following consumer protection laws are the designated laws that fall under the Bureau's rulemaking authority: the Alternative Mortgage Transactions Parity Act of 1928, the Consumer Leasing Act of 1976, the Electronic Fund Transfer Act, the Equal Credit Opportunity Act, the Fair Credit Billing Act, the Fair Credit Reporting Act subject to certain exclusions, the Fair Debt Collection Practices Act, the Home Owners Protection Act, certain privacy provisions of the Gramm-Leach-Bliley Act, the Home Mortgage Disclosure Act (HMDA), the Home Ownership and Equity Protection Act of 1994, the Real Estate Settlement Procedures Act (RESPA), the S.A.F.E. Mortgage Licensing Act of 2008 (SAFE Act), and the Truth in Lending Act.

Dividends. The ability of the Company to pay dividends to its stockholders is dependent upon dividends paid by the Bank. The Bank is subject to certain statutory and regulatory restrictions on the amount it may pay in dividends. The Iowa Banking Act provides that an Iowa bank may not pay dividends in an amount greater than its undivided profits. The payment of dividends by any financial institution or its holding company is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, the Bank exceeded its minimum capital requirements under applicable guidelines as of December 31, 2025. Notwithstanding the availability of funds for dividends, however, the Superintendent may prohibit the payment of any dividends by the Bank if the Superintendent determines such payment would constitute an unsafe or unsound practice. To maintain acceptable capital ratios in the Bank, certain of its retained earnings are not available for the payment of dividends. To maintain a ratio of total risk-based capital to assets of 9.00%, $183.23 million of the Bank's Tier 1 capital of $601.34 million as of December 31, 2025, is available for the payment of dividends to the Company. Also, the capital conservation buffer discussed previously could limit the amount of payment of dividends if the Company fails to maintain required capital levels.

Insider Transactions. The Bank is subject to certain restrictions imposed by federal law on extensions of credit to the Company, on investments in the stock or other securities of the Company and the acceptance of the stock or other securities of the Company as collateral for loans. Certain limitations and reporting requirements are also placed on extensions of credit by the Bank to its directors and officers, to directors and officers of the Company and its subsidiary, to principal stockholders of the Company, and to related interests of such directors, officers and principal stockholders. In addition, federal law and regulations may affect the terms upon which any person becoming a director or officer of the Company or one of its subsidiaries or a principal stockholder of the Company may obtain credit from banks with which the Bank maintains a correspondent relationship.

Safety and Soundness Standards. The federal banking agencies have adopted guidelines that establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

In general, the safety and soundness guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If an institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator's order is cured, the regulator may restrict the institution's rate of growth, require the institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal banking regulators, including cease and desist orders and civil money penalty assessments.

Branching Authority. Historically, Iowa's intrastate branching statutes have been rather restrictive when compared with those of other states. Effective July 1, 2004, all limitations on bank office locations were repealed, which effectively allowed statewide branching. Since that date, banks have been allowed to establish an unlimited number of offices in any location in Iowa subject only to regulatory approval.

Under the Riegle-Neal Act, both state and national banks are allowed to establish interstate branch networks through acquisitions of other banks, subject to certain conditions including limitations on the aggregate amount of deposits that may be held by the surviving bank and all of its insured depository institution affiliates. The establishment of new interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) is allowed by the Riegle-Neal Act only if specifically authorized by state law. Iowa permits interstate bank mergers, subject to certain restrictions, including a prohibition against interstate mergers involving an Iowa bank that has been in existence and continuous operation for fewer than five years.

State Bank Activities. Under federal law and FDIC regulations, FDIC insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. Federal law and FDIC regulations also prohibit FDIC insured state banks and their subsidiaries, subject to certain exceptions, from engaging as principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the Bank meets, and continues to meet, its minimum regulatory capital requirements and the FDIC determines the activity would not pose a significant risk to the deposit insurance fund of which the Bank is a member. These restrictions have not had, and are not currently expected to have, a material impact on the operations of the Bank.

Financial Privacy. In accordance with the Gramm-Leach-Bliley Financial Modernization Act of 1999 (the "GLB Act"), federal banking regulators adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party. The privacy provisions of the GLB Act affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

Anti-Money Laundering Initiatives and the USA Patriot Act. A major focus of governmental policy on financial institutions has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001 (the "USA Patriot Act") substantially broadened the scope of United States anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury Department has issued a number of regulations that apply various requirements of the USA Patriot Act to financial institutions such as the Bank. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

Depositor Preference Statute. In the "liquidation or other resolution" of an institution by any receiver, U.S. federal legislation provides that deposits and certain claims for administrative expenses and employee compensation against the insured depository institution would be afforded a priority over general unsecured claims against that institution, including federal funds and letters of credit.

Government Monetary Policy. The earnings of the Company are affected primarily by general economic conditions and to a lesser extent by the fiscal and monetary policies of the federal government and its agencies, particularly the Federal Reserve. Its policies influence, to some degree, the volume of bank loans and deposits, and interest rates charged and paid thereon, and thus have an effect on the earnings of the Company's subsidiary Bank.

Dodd-Frank Wall Street Reform and Consumer Protection Act. The Dodd-Frank Act was signed into law on July 21, 2010. The Dodd-Frank Act represents the most sweeping financial services industry reform since the 1930s. Generally, the Dodd-Frank Act is effective the day after it was signed into law, but different effective dates apply to specific sections of the Dodd-Frank Act. The Dodd-Frank Act was expected to be fully phased in over several years. Among other things, the Dodd-Frank Act may result in added costs of doing business and regulatory compliance burdens and affect competition among financial services entities. Uncertainty exists as to the ultimate impact of many provisions of the Dodd-Frank Act, which could have a material adverse impact on the financial services industry as a whole and on the Company's business, results of operations and financial condition. Additional information, including a summary of certain provisions of the Dodd-Frank Act, is available on the Federal Deposit Insurance Corporation website at www.fdic.gov/regulations/reform/dfa_selections.html.

Item 1A.   Risk Factors

The performance of our Company is subject to various risks. We consider the risks described below to be the most significant risks we face, but such risks are not the only risk factors that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business, financial condition or results of operations. For a discussion of the impact of risks on our financial condition and results of operations in recent years and on forward looking statements contained in this report, reference is made to Item 7 below.

Economic and Market Risks

Inflationary pressures in the global economy continue to persist.

Inflationary conditions continue to present risks to the Company, as inflation moderated but remained elevated in key sectors during 2025—with the Consumer Price Index rising 2.7% year-over-year in December 2025 and core inflation increasing 2.6%—which may impair borrowers' ability to meet their obligations. Despite this easing, housing and certain service categories remained above the Federal Reserve's long-term target, sustaining pressure on household and business budgets. During 2025, the Federal Reserve cut the federal funds target range from 4.25% to 4.50% to 3.50% to 3.75%. While these reductions eased overall financial conditions, a sustained period of higher interest rates may continue to constrain borrower demand, refinancing activity, and debt-service capacity into 2026. As a result, ongoing inflationary pressures and evolving interest-rate policy could adversely affect the Company's credit performance, funding costs, and overall financial results.

We could experience an unexpected inability to obtain needed liquidity which could adversely affect our business, profitability, and viability as a going concern.

Liquidity measures the ability to meet current and future cash flow needs as they become due. The liquidity of a financial institution reflects its ability to meet loan requests, to accommodate possible outflows in deposits, and to take advantage of interest rate market opportunities. The ability of a financial institution to meet its current financial obligations is a function of its balance sheet structure, its ability to liquidate assets, and its access to alternative sources of funds. The bank failures in 2023 exemplify the potentially catastrophic results of the unexpected inability of insured depository institutions to obtain needed liquidity to satisfy deposit withdrawal requests, including how quickly such requests can accelerate once uninsured depositors lose confidence in an institution's ability to satisfy its obligations to depositors. We continually strive to ensure our funding needs are met by maintaining a level of liquidity through asset and liability management. If we become unable to obtain funds when needed, it could have a material adverse effect on our business, financial condition, and results of operations and could, in severe circumstances, adversely affect our ability to operate our business as contemplated.

The proportion of our deposit account balances that exceed FDIC insurance limits may expose the Bank to enhanced liquidity risk in times of financial distress.

As of December 31, 2025, approximately 21.79% of our total deposits were not insured by the FDIC. Uninsured deposits historically have been viewed by the FDIC as less stable than insured deposits. According to statements made by the FDIC staff and the leadership of the federal banking agencies, customers with larger uninsured deposit account balances often are small- and mid-sized businesses that rely upon deposit funds for payment of operational expenses and, as a result, are more likely to closely monitor the financial condition and performance of their depository institutions. As a result, in the event of financial distress, uninsured depositors historically have been more likely to withdraw their deposits. If a significant portion of our deposits were to be withdrawn within a short period of time such that additional sources of funding would be required to meet withdrawal demands, we may be unable to obtain funding at favorable terms, which may have an adverse effect on our net interest margin. Obtaining adequate funding to meet our deposit obligations may be more challenging during periods of elevated prevailing interest rates, such as the present, and our ability to attract depositors during a time of actual or perceived distress or instability in the marketplace may be limited. Further, interest rates paid for non-deposit borrowings generally exceed the interest rates paid on deposits, and this spread may be exacerbated by higher prevailing interest rates.

We are constantly at risk of increased losses from fraud.

Criminals are committing fraud at an increasing rate and are using more sophisticated techniques. In some cases, these individuals are part of larger criminal rings, which allow them to be more effective. Such fraudulent activity has taken many forms, ranging from debit card fraud, check fraud, mechanical devices attached to ATM machines, social engineering and phishing attacks to obtain personal information, or impersonation of clients through the use of falsified or stolen credentials. Additionally, an individual or business entity may properly identify itself, yet seek to establish a business relationship for the purpose of perpetrating fraud. An emerging type of fraud even involves the creation of synthetic identification in which fraudsters "create" individuals for the purpose of perpetrating fraud. Further, in addition to fraud committed directly against us, the Company may suffer losses as a result of fraudulent activity committed against third parties. Increased deployment of technologies, such as chip card technology and multi-factor authentication, defray and reduce certain aspects of fraud; however, criminals are turning to other sources to steal personally identifiable information, such as unaffiliated healthcare providers and government entities, in order to impersonate the consumer and thereby commit fraud.

We may be adversely affected by economic conditions in the local economies in which we conduct our operations, and in the United States in general, including global economic and geopolitical instability, inflationary risks and future widespread health emergencies or pandemics.

Our primary market includes the Iowa counties of Johnson, Linn, Washington and Iowa. Our market has been one of the strongest economic areas in Iowa over the past ten years. The unemployment rate for our prime market area is favorable and the rate historically has been lower than the unemployment rates for both the United States and the State of Iowa. However, unfavorable or uncertain economic and market conditions may adversely affect our business and profitability. Our business faces various material risks, including credit risk, liquidity risk and the risk that the demand for our products and services will decrease. Consumer confidence, real estate values, interest rates and investment returns could make the types of loans we originate less profitable and could increase our credit risk and litigation expense. And, while the presence of the University of Iowa and its affiliated institutions has a significant favorable impact upon the regional economy, it is unclear what impact the State budget and funding models will have on the University of Iowa and the University of Iowa Hospitals and Clinics.

Instability in global economic conditions and geopolitical matters, as well as volatility in financial markets, could have a material adverse effect on the Company's results of operations and financial condition. The macroeconomic environment in the United States is susceptible to global events and volatility in financial markets.

Changing interest rates may adversely affect our profits.

Our income and cash flows depend to a great extent on the difference between the interest rates earned by us on interest-earning assets such as loans and investment securities and the interest rates paid by us on interest-bearing liabilities such as deposits and borrowings. Our net interest margin will be affected by general economic conditions, fiscal and monetary policies of the federal government, and our ability to respond to changes in such rates. Our assets and liabilities are affected differently by a change in interest rates. An increase or decrease in rates, the length of loan terms or the mix of adjustable and fixed rate loans in our portfolio could have a positive or negative effect on our net income, capital and liquidity. We measure interest rate risk under various rate scenarios and using specific criteria and assumptions. A summary of this process is presented under the heading "Quantitative and Qualitative Disclosures about Market Risk" included under Item 7A of Part II of this Form 10-K. The Federal Open Market Committee (FOMC), with particular attention being given to labor market conditions, recognized continued inflation pressures and inflation expectations, and financial and international developments. Prevailing interest rates influence the interest we receive on loans and investments and the amount of interest we pay on deposits and borrowings. If the target range for the federal funds rate remains elevated for an extended period, combined with ongoing geopolitical instability, raise the risk of economic recession. Any such downturn, especially in the regions in which we operate, may adversely affect our asset quality, deposit levels, loan demand and results of operations. Also, our interest rate risk modeling techniques and assumptions may not fully predict or capture the impact of actual interest rate changes on our financial condition and results of operations.

Changes in U.S. trade policies, such as the implementation of tariffs, and other factors beyond the Company's control may adversely impact our business, financial condition and results of operations.

The U.S. government has implemented tariffs on certain products from countries or entities such as Mexico, Canada, China and the European Union. These countries have issued or continue to threaten retaliatory tariffs against products from the United States, including agricultural products. In addition, the ongoing trade policies and potential tariff initiatives being pursued by the U.S. government could present potential risks unique to the markets within which we operate. As a major producer and exporter of agricultural commodities, including corn, soybeans, and pork, Iowa is particularly vulnerable to negative consequences from such policy initiatives. Any changes to trade agreements, the imposition of tariffs on agricultural products, or the escalation of trade disputes with key international trading partners could lead to reduced demand for Iowa's agricultural exports, increased input costs for local farmers, and disrupted supply chains. This, in turn, could result in financial strain for our agricultural clients, increasing the risk of loan defaults or delinquencies within our loan portfolio. Additionally, any prolonged trade tensions or the implementation of tariffs could negatively impact the broader economic environment in Iowa and the Midwest, potentially leading to reduced consumer spending, lower economic growth, and decreased demand for other banking products and services.

As a result, our financial performance, including credit quality and loan growth, could be adversely affected by these policy changes. While we actively monitor these developments and work closely with our agricultural customers, there is no assurance that we can fully mitigate the risks posed by potential tariff initiatives or other trade-related disruptions. These factors could materially affect our business, financial condition, and results of operations.

We may be adversely impacted by legislation and potential additional legislation and rulemaking.

The 2008-2009 recession produced a number of new laws that impact financial institutions including the Dodd-Frank Act. The Dodd-Frank Act established the Consumer Financial Protection Bureau (the "CFPB") and granted it the broad authority to administer and enforce a new federal regulatory framework of consumer financial regulation. Any changes to state and federal banking laws and regulations may adversely impact our ability to expand services and to increase the value of our business. We are subject to extensive state and federal regulation, supervision, and legislation that govern almost all aspects of our operations. These laws may change from time to time and are primarily intended for the protection of consumers, depositors and the deposit insurance funds. In addition, our earnings are affected by the monetary policies of the Board of Governors of the Federal Reserve. These policies, which include regulating the national supply of bank reserves and bank credit, may have a major effect upon the source and cost of funds and the rates of return earned on loans and investments. The Federal Reserve influences the size and distribution of bank reserves through its open market operations and changes in cash reserve requirements against member bank deposits. We cannot predict what effect such act and any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, but such changes could be materially adverse to our financial performance.

Reduction in the value, or impairment of our investment securities, may impact our earnings and stockholders' equity.

We maintained a balance of $955.58 million, or 20.56% of our total assets, in investment securities at December 31, 2025. Changes in market interest rates may affect the value of these investment securities, with increasing interest rates generally resulting in a reduction of value. Although the reduction in value from temporary increases in market rates does not affect our income until the security is sold, it does result in an unrealized loss recorded in other comprehensive income that may reduce our stockholders' equity. Available-for-sale (AFS) debt securities in unrealized loss positions are evaluated for impairment related to credit losses at least quarterly. For AFS debt securities, a decline in fair value due to credit loss results in recording an allowance for credit losses to the extent the fair value is less than the amortized cost basis. In assessing whether the impairment of investment securities is due to credit losses, we consider if a credit loss exists by monitoring to ensure it has adequate credit support considering the nature of the investment, collectability or delinquency issues, the underlying financial statements of the issuers, credit ratings and subsequent changes thereto, other available relevant information, and the intent and ability to retain our investment in the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Growth levels in local and national real estate markets may impact our operations and/or financial condition.

Change in growth in the national housing market as evidenced by reports of levels of new and existing home sales, inventories of houses on the market, property values, building permits, and the time houses remain on the market may indicate increased levels of credit risk. In past history of real estate growth, some lenders made many adjustable-rate mortgage loans, and lowered their credit standards with respect to mortgage loans and home equity loans. A subsequent slowdown in the national housing market created uncertainty and liquidity issues relating to the value of such mortgage loans, which caused disruption in credit markets. Management will continue to monitor that the Bank has maintained appropriate lending standards in times of real estate growth and decline. No assurance can be given that these conditions will not directly or indirectly affect our operations.

Regulatory and Legal Risks

We are subject to a variety of litigation or other proceedings, which could adversely affect our business.

We are involved from time to time in a variety of litigation or other proceedings arising out of business or operations. We establish reserves for claims when appropriate under accounting principles generally accepted in the United States of America, but costs often may be incurred in connection with a matter before any reserve has been created. In addition, the actual costs associated with resolving a claim may be substantially higher than amounts that we have reserved. Substantial legal claims could have a detrimental impact on our business, results of operations, and financial condition and may cause reputational harm.

If we do not continue to meet or exceed regulatory capital requirements and maintain our "well-capitalized" status, there could be an adverse effect on the manner in which we do business and on the confidence of our customers in us.

Under regulatory capital adequacy guidelines, we must meet guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items. Failure to meet minimum capital requirements could have a material effect on our financial condition and could subject us to a variety of enforcement actions, as well as certain restrictions on our business. Failure to maintain the status of "well-capitalized" under the regulatory framework could adversely affect the confidence that our customers have in us, which may lead to a decline in the demand for or a reduction in the prices that we are able to charge for our products and services. Failure to meet the guidelines could also limit our access to liquidity sources.

Climate change and related legislative and regulatory initiatives may result in operational changes and expenditures that could significantly impact our business.

The current and anticipated effects of climate change are creating an increasing level of concern for the state of the global environment. As a result, political and social attention to the issue of climate change has increased. In recent years, governments across the world have entered into international agreements to attempt to reduce global temperatures, in part by limiting greenhouse gas emissions. The U.S. Congress, state legislatures and federal and state regulatory agencies have continued to propose and advance numerous legislative and regulatory initiatives seeking to mitigate the effects of climate change. Consumers and businesses may also change their behavior on their own as a result of these concerns. The impact on our customers will likely vary depending on their specific attributes, including reliance on or role in carbon intensive activities. Our efforts to take these risks into account in making lending and other decisions, including by increasing our business with climate-friendly companies, may not be effective in protecting us from the negative impact of new laws and regulations or changes in consumer or business behavior.

Climate change and agricultural sector risk.

The Company operates in a region of the United States that is heavily reliant on the agricultural sector, which represents a significant portion of the local economy. According to data provided by the United States Department of Agriculture (USDA), the market value of agricultural products sold by Iowa farms during 2022 totaled more than $43 billion, ranking second nationally only to the state of California. As climate change continues to impact weather patterns and environmental conditions in our geographic region, the agricultural sector faces increased risks associated with increased volatility in crop yields, more frequent and severe extreme weather events (such as droughts, floods, and storms), and changing agricultural growing seasons.

Given the lack of empirical data on the credit and other financial risks posed by climate change, it is difficult to predict how climate change may impact our financial condition and operations. Such climate-related factors may result in greater financial strain on the agricultural businesses and farming communities that form a substantial part of our customer base. This, in turn, could lead to higher default rates on loans, lower demand for agricultural credit, and decreased collateral values for agricultural loans. Additionally, disruptions to regional supply chains, rising insurance costs, and the potential for reduced investment in the area may exacerbate the overall economic instability in our market.

While we have implemented practices to mitigate against these risks, including monitoring agricultural sector exposure and diversifying our loan portfolio, the long-term financial stability of the regional economy remains vulnerable to the potential impacts of climate change. As a result, our financial condition and results of operations could be materially adversely affected by the consequences of climate change on the agricultural sector and the broader regional economy.

There may be issues with environmental law compliance if we take possession of real property that secures a loan.

A significant portion of our loan portfolio is secured by real property. We may foreclose on and take title to certain real property. There is a risk that hazardous substances could be found on the property and we may be liable for remediation costs, personal injury and/or property damage. We may incur substantial expenses to comply with environmental laws which may materially reduce the property's value or limit our ability to dispose of the property. The remediation costs and any other financial liabilities associated with the property could have a material adverse effect on our financial condition and results of operations.

Credit and Lending Risks

Our loan portfolio has a large concentration of real estate loans, which involve risks specific to real estate value.

Real estate loans, which constitute a large portion of our loan portfolio, include home equity, commercial, construction and residential loans, and such loans are concentrated in the Bank's trade area. As of December 31, 2025, 86.39% of our loans had real estate as a primary component of collateral. The market value of real estate may fluctuate significantly in a short period of time as a result of market conditions in the geographic area in which the real estate is located. Adverse developments affecting real estate values in our market could increase the credit risk associated with our loan portfolio. Also, real estate lending typically involves higher loan principal amounts and the repayment of the loans generally is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. Economic events or governmental regulations outside of the control of the borrower could adversely impact the future cash flow and market values of the affected properties.

If the loans that are collateralized by real estate become troubled during a time when market conditions are declining or have declined, we may not be able to realize the amount of security that we anticipated at the time of originating the loan, which could cause us to increase our provision for credit losses and adversely affect our operating results and financial condition.

Our real estate loans also include construction loans, including land acquisition and development. Construction, land acquisition and development lending involves additional risks because funds are advanced based upon estimates of costs and the estimated value of the completed project. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation on real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, commercial construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of the completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project.

Commercial loans make up a significant portion of our loan portfolio.

Our commercial loans are primarily made based on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Repayment of our commercial loans is often dependent on the cash flows of the borrower, which may be unpredictable. Most often, this collateral consists of accounts receivable, inventory, machinery and equipment. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. The other types of collateral securing these loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

Our agricultural loans may involve a greater degree of risk than other loans, and the ability of the borrower to repay may be affected by many factors outside of the borrower's control.

Payments on agricultural real estate loans are dependent on the profitable operation or management of the farm property securing the loan. The success of the farm may be affected by many factors outside the control of the borrower, including adverse weather conditions that prevent the planting of a crop or limit crop yields (such as hail, drought and floods), loss of livestock due to disease or other factors, changes in market prices for agricultural products (both domestically and internationally) and the impact of government regulation (including changes in price supports, subsidies and environmental regulation). In addition, many farms are dependent on a limited number of key individuals whose injury or death may significantly affect the successful operation of the farm. If the cash flow from a farming operation is diminished, the borrower's ability to repay the loan may be impaired. The primary crops in our market areas are corn and soybeans. Accordingly, adverse circumstances affecting these crops could have an adverse effect on our agricultural real estate loan portfolio.

We also originate agricultural operating loans. As with agricultural real estate loans, the repayment of operating loans is dependent on the successful operation or management of the farm property. Likewise, agricultural operating loans involve a greater degree of risk than lending on residential properties, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets such as farm equipment or assets such as livestock or crops. The primary livestock in our market areas are hogs and turkeys. In these cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation.

We may be required to repurchase mortgage loans or reimburse investors and others as a result of breaches in contractual representations and warranties.

We sell residential mortgage loans to various parties that purchase mortgage loans for investment. The agreements under which we sell mortgage loans contain various representations and warranties regarding the origination and characteristics of the mortgage loans, including ownership of the loan, compliance with loan criteria set forth in the applicable agreement, validity of the lien securing the loan, absence of delinquent taxes or liens against the property securing the loan, and compliance with applicable origination laws. We may be required to repurchase mortgage loans, indemnify the investor, or reimburse the investor for credit losses incurred on loans in the event of a breach of contractual representations or warranties. The agreements under which we sell mortgage loans require us to deliver various documents to the investor, and we may be obligated to repurchase any mortgage loan as to which the required documents are not delivered or are defective.

We depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements and other financial information. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors and accountants if made available. If this information is inaccurate, we may be subject to regulatory action, reputational harm or other adverse effects with respect to the operation of our business, our financial condition and our results of operation.

Capital and Liquidity Risks

If we are unable to continuously attract deposits and other short-term funding, our financial condition and our business prospects could be adversely affected.

In managing our liquidity, our primary source of short-term funding is customer deposits. Our ability to continue to attract these deposits, and other short-term funding sources, is subject to variability based upon a number of factors, including the relative interest rates we are prepared to pay for these liabilities and the perception of safety of those deposits or short-term obligations relative to alternative short-term investments. The availability and cost of credit in short-term markets depends upon market perceptions of our liquidity and creditworthiness. Our efforts to monitor and manage liquidity risk may not be successful or sufficient to deal with dramatic or unanticipated changes in event-driven reductions in liquidity. In such events, our cost of funds may increase, thereby reducing our net interest revenue, or we may need to dispose of a portion of our investment portfolio, which, depending on market conditions, could result in our realizing a loss or experiencing other adverse consequences.

Conditions in the financial markets may limit our access to funding to meet our liquidity needs.

Liquidity is essential to our business, as we must maintain sufficient funds to respond to the needs of depositors and borrowers. An inability to raise funds through deposits, borrowings, the sale or pledging as collateral of loans and other assets could have a substantial adverse effect on our liquidity. Our access to funding sources in the amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could adversely affect our access to liquidity sources include a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as severe disruption of the financial markets or adverse news and expectations about the prospects for the financial services industry as a whole.

As a part of our liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments. These sources include brokered money markets and certificates of deposit, federal funds purchased, lines of credit, and Federal Home Loan Bank advances. Negative operating results or changes in industry conditions could lead to an inability to replace these additional funding sources at maturity. Our financial flexibility could be constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. Finally, if we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our results of operations and financial condition would be adversely affected.

Our profitability and liquidity may be adversely affected by deterioration in the credit quality of, or defaults by, third parties who owe us money or other assets.

We are exposed to the risk that third parties that owe us money or other assets will not fulfill their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Our rights against third parties may not be enforceable in all circumstances. In addition, deterioration in the credit quality of third parties whose securities or obligations we hold could result in losses and/or adversely affect our ability to use those securities or obligations for liquidity purposes.

Deterioration in the credit quality of third parties could adversely affect our financial condition and results of operations, including through losses, reduced liquidity, or adverse valuation changes. Management believes that the allowance for credit losses is adequate to absorb probable losses on any existing loans that may become uncollectible but cannot predict loan losses with certainty and cannot assure that our allowance for credit losses will prove sufficient to cover actual losses in the future.

Our growth may require us to raise additional capital in the future, but that capital may not be available.

We may at some point need to raise additional capital to maintain our "well-capitalized" status. Any capital we obtain may result in the dilution of the interests of existing holders of our stock. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial condition and performance. Accordingly, we cannot make assurances of our ability to raise additional capital if needed, or if the terms will be acceptable to us.

Competitive and Strategic Risks

We experience intense competition for loans and deposits.

Competition in banking and financial services business in our market is highly competitive and is currently undergoing significant change. Our competitors include local commercial banks, local credit unions, online banks, mortgage companies, finance companies and other non-bank financial services providers. Increasingly, competitors are able to provide integrated financial services over a broad geographic area. Increased competition may result in a decrease in the amounts of loans and deposits, reduced spreads between loan rates and deposit rates or loan terms that are less favorable to us. Competition may also accelerate investments in technology or infrastructure. Any of these results could have a material adverse effect on our ability to grow and remain profitable.

New products and services are essential to remain competitive but may subject us to additional risks.

We consistently attempt to offer new products and services to our customers to remain competitive. There can be risks and uncertainties associated with these new products and services especially if they are newer to market products and services. We may spend significant time and resources in development of new products and services to market to customers. Through our development and implementation process we may incur risks associated with delivery timetables, pricing and profitability, compliance with regulations, effect on internal controls and shifting customer preferences. Failure to successfully manage these risks could have a material effect on our financial condition, result of operations, and business.

Our customers may decide to use non-bank competitors for financial transactions, which could result in loss of business.

Advancement in technology and other changes are increasing the ability for customers to complete financial transactions that have traditionally involved banks through non-bank competitors. Elimination of banks as intermediaries of financial transactions could result in the loss of customer deposits as well as fee income to us.

We are subject to risks associated with negative publicity.

Reputational risk arises from the potential that negative publicity regarding our business practices, whether true or not, could cause a decline in our customer base, costly litigation, or revenue reductions. In addition, our success in maintaining our reputation depends on the ability to adapt to a rapidly changing environment including increasing reliance on social media.

Accounting and Tax Risks

Our allowances for credit losses for loans and debt securities may prove inadequate or we may be negatively affected by credit risk exposures. Also, future additions to our allowance for credit losses will reduce our future earnings.

Our business depends on the creditworthiness of our customers. As with most financial institutions, we maintain allowances for credit losses for loans and debt securities to provide for defaults and nonperformance, which represent an estimate of expected losses over the remaining contractual lives of the loan and debt security portfolios. This estimate is the result of our continuing evaluation of specific credit risks and loss experience, current loan and debt security portfolio quality, present economic, political and regulatory conditions, industry concentrations, reasonable and supportable forecasts for future conditions and other factors that may indicate losses. The determination of the appropriate levels of the allowances for loan and debt security credit losses inherently involves a high degree of subjectivity and judgment and requires us to make estimates of current credit risks and future trends, all of which may undergo material changes. Generally, our nonperforming loans and other real estate owned reflect operating difficulties of individual borrowers and weaknesses in the economies of the markets we serve. The allowances may not be adequate to cover actual losses, and future allowance for credit losses could materially and adversely affect our financial condition, results of operations and cash flows.

Our accounting policies and methods are fundamental to how we report our financial condition and results of operations, and we use estimates in determining the fair value of certain of our assets, the expected credit losses related to loans and debt securities, and the amount of other loss contingencies as of the balance sheet date, which estimates are subject to very large uncertainty.

A portion of our assets are carried on the balance sheet at fair value, including debt securities available for sale. Generally, for assets that are reported at fair value, we use quoted market prices or valuation models that utilize observable market data inputs to estimate their fair value as of the balance sheet date. In certain cases, observable market prices and data may not be readily available or their availability may be diminished due to market conditions. We use financial models to value certain of these assets. These models are complex and use asset-specific collateral data and market inputs for interest rates. Although we have processes and procedures in place governing valuation models and their testing and calibration, such assumptions are complex as we must make judgments about the effect of matters that are inherently uncertain. Different assumptions could have resulted in significant changes in valuation, which in turn would have affected earnings or resulted in significant changes in the dollar amount of assets reported on the balance sheet or both.

We may be adversely affected by changes in U.S. tax laws and regulations.

Changes in tax laws at national or state levels could have an effect on the Company's short-term and long-term earnings. Changes in tax laws could affect the Company's earnings as well as its customers' financial positions, or both. Changes in tax laws could also require the revaluation of the Company's net deferred tax position, which could have a material adverse effect on our results of operations and financial condition.

Operational Risks

Our growth strategy relies heavily on our management team, and the unexpected loss of key managers and/or officers may adversely affect our operations.

Our success is dependent on experienced senior management with a strong local community network. Our ability to retain the current management team is key to the successful implementation of our growth strategy. It is equally important that we are able to continue to attract and retain quality and community-focused managers and officers. The unexpected loss of one of our key managers and/or officers or the inability to attract qualified personnel could have an adverse effect on our operations, financial condition and reputation.

Labor shortages and a failure to attract and retain qualified employees could negatively impact our business, results of operations and financial condition.

A number of factors may adversely affect the labor force available to us or increase labor costs, including high employment levels, decreased labor force size and participation rates, and other government actions. Although we have not experienced any material labor shortage to date, we have recently observed an overall tightening and increasingly competitive local labor market. A sustained labor shortage or increased turnover rates within our employee base and also within our third-party vendors could lead to increased costs, such as increased compensation expense to attract and retain employees. In addition, if we are unable to hire and retain employees capable of performing at a high-level, or if mitigation measures we take to respond to a decrease in labor availability have unintended negative effects, our business could be adversely affected. An overall labor shortage, lack of skilled labor, increased turnover or labor inflation as a result of general macroeconomic factors, could have a material adverse impact on our business, results of operations and financial condition.

The potential for business interruption exists throughout our organization.

Integral to our performance is the continued efficacy of our technical systems, operational infrastructure, relationships with third parties and the array of personnel involved with bank operations. Failure by any or all of these resources subjects us to risks that may vary in size, scale and scope. This includes, but is not limited to, operational or technical failures, ineffectiveness or exposure due to interruption in third-party support, as well as the loss of key individuals or failure on the part of key individuals to perform properly. These risks are heightened during data system changes or conversions. Although management has established policies and procedures to address such failures, the occurrence of any such event could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Our risk management framework may not be effective in mitigating risk and loss.

We maintain an enterprise risk management program that is designed to identify, quantify, monitor, report and control the risks that we face. These include credit, liquidity, market, operational, reputational, compliance, strategic, information technology and security, and trust risks. While we assess this program on an ongoing basis, there can be no assurance that its approach and framework for risk management and related controls will effectively mitigate risk and limit losses in our business. If conditions or circumstances arise that expose flaws or gaps in the risk management program or if its controls break down, the performance and value of our business could be adversely affected.

Our internal controls may be ineffective.

We regularly review and update our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well-designed and operated, is based in part on certain assumptions and may provide only reasonable, not absolute, assurances that the objectives of the controls are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, financial condition and results of operation.

We are subject to risks associated with technological changes and the resources needed to implement the changes.

Our industry is susceptible to significant technological changes as there continue to be high levels of new technology driven products and services introduced. Technological advancement aids us in providing customer service and increases efficiency. Our national competitors may have more resources to invest in technological changes. As a result they may be able to offer products and services that are more technologically advanced and that may put us at a competitive disadvantage. Our future may depend on our ability to analyze technological changes to determine the best course of action for our business, customers and shareholders.

Potential impact of artificial intelligence and quantum computing on our operations and competitiveness.

The rapid development and implementation of advanced technologies, including artificial intelligence ("AI") and quantum computing, present both opportunities and risks to our business. AI technologies are being increasingly adopted across the financial services industry to enhance operational efficiencies, optimize decision-making, and improve customer experience. Similarly, quantum computing, though still in early stages, has the potential to revolutionize areas such as data encryption, portfolio optimization, and risk modeling. However, the pace at which competitors and other financial institutions adopt these technologies may create challenges for our ability to remain competitive. For instance, if we are unable to effectively implement or keep pace with advancements in AI and quantum computing, we may experience a competitive disadvantage, which could result in decreased market share, reduced profitability, and strained customer relationships. Furthermore, the integration of these technologies into banking operations may require significant investments in infrastructure, talent acquisition, and cybersecurity measures, which could have a material adverse effect on our financial performance and operations.

In addition to competitive risks, there is also the potential for AI and quantum computing to be misused, including by malicious actors seeking to exploit these technologies for fraudulent activities. As a result, our systems could be targeted for exploitation by such actors, leading to risks such as unauthorized transactions, identity theft, and other forms of financial fraud. Similarly, quantum computing, when it matures, could potentially undermine the security of current encryption methods, exposing us and our customers to heightened cybersecurity risks. While we are actively monitoring and investing in security measures to address these emerging threats, there is no guarantee that we will be able to prevent all potential risks associated with the misuse of these technologies.

As a result, the risks associated with the rapid evolution of AI and quantum computing may have an adverse effect on our ability to compete effectively, as well as expose us to new forms of fraud and cybersecurity threats, which could materially affect our business, financial condition, and results of operations.

We rely heavily on our network security and any system failure or data breach could subject us to increased costs as well as reputational risk.

Our operations are dependent on our ability to process financial transactions in a secure manner. Failure in or breach of our operational or security systems or infrastructure, or those of our third-party vendors and other service providers, could disrupt our business or the businesses of our customers, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses. We must ensure that information is properly protected from a variety of threats such as cyber attacks, error, fraud, sabotage, terrorism, industrial espionage, privacy violation, service interruption, and natural disaster. These threats arise from numerous sources including human error, fraud on the part of employees or third parties, technological failure, telecommunication outages, and severe weather conditions. Information security risks for financial institutions like us have increased recently in part because of new technologies, the increased use of the internet and telecommunications technologies (including mobile devices and cloud computing) to conduct financial and other business transactions, political activism, and the increased sophistication and activities of organized crime. Although we employ detection and response mechanisms designed to contain and mitigate security incidents, early detection may be thwarted by persistent sophisticated attacks and malware designed to avoid detection.

We devote significant resources to implement, maintain, monitor and regularly upgrade our systems and networks with measures such as intrusion detection and prevention and firewalls to safeguard critical business applications. The additional cost to the Company of our cyber security monitoring and protection systems and controls includes the cost of hardware and software, third party technology providers, consulting, and legal fees, in addition to the incremental cost of our personnel who focus a substantial portion of their responsibilities on cyber security. In addition, because cyber attacks can change frequently we may be unable to implement effective preventive or proactive measures in time. With the assistance of third-party service providers, we intend to continue to implement security technology and establish procedures to maintain network security, but there is no assurance that these measures will be successful. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. Despite these efforts, our cybersecurity measures and those of our third-party service providers may not be effective in preventing, detecting, or mitigating all cybersecurity incidents or breaches.

Any activity that jeopardizes our network and the security of the information stored thereon may result in significant cost and have a significant adverse effect on our reputation. We maintain insurance coverage that may, subject to policy terms and conditions, cover certain aspects of cyber risks. Such insurance coverage may be insufficient to cover all losses.

Any successful cyber attack or other security breach involving the misappropriation or other unauthorized disclosure of confidential customer information or that compromises our ability to function could severely damage our reputation, erode confidence in the security of our systems, products and services, expose us to the risk of litigation and liability, disrupt our operations and have a material adverse effect on our business. Any successful cyber attack may also subject the Company to regulatory investigations, litigation or enforcement, or require the payment of regulatory fines or penalties or undertaking costly remediation efforts with respect to third parties affected by a cyber security incident, all or any of which could adversely affect the Company's business, financial condition or results of operations and damage its reputation.

Loss of key third-party vendor relationships or failure of a vendor to protect information of our customers or employees could adversely affect our business or result in losses.

We rely on third-party vendors to provide key components of our business operations such as data processing, recording and monitoring transactions, online and mobile banking interfaces and services, internet connections and network access. While we have performed due diligence procedures in selecting vendors, we do not control their actions. In the event that one or more of our vendors suffers a bankruptcy or otherwise becomes unable to continue to provide products or services, or fails to protect non-public personal information of our customers or employees, we may suffer operational impairments, reputational damage and financial losses. Replacing these third-party vendors could create significant delay and expense. Accordingly, use of such third parties creates an inherent risk to our business operations.

Risks Related to the Company's Common Stock

The stock market can be volatile, and fluctuations in our operating results and other factors could cause our stock price to decline.

The stock market has experienced, and may continue to experience, fluctuations that significantly impact the market prices of securities issued by many companies. Market fluctuations could adversely affect our stock price. These fluctuations have often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations, as well as general economic, systemic, political and market conditions, such as recessions, loss of investor confidence, or interest rate changes, may negatively affect the market price of our common stock. Moreover, our operating results may fluctuate and vary from period to period due to the risk factors set forth herein. As a result, period-to-period comparisons should not be relied upon as an indication of future performance. Our stock price could fluctuate significantly in response to the impact these risk factors have on our operating results or financial position.

Our stock is thinly traded.

The average daily trading volume of our common stock is relatively small compared to many public companies. The desired market characteristics of depth, liquidity, and orderliness require the substantial presence of willing buyers and sellers in the marketplace at any given time. In our case, this presence depends on the individual decisions of a relatively small number of investors and general economic and market conditions over which we have no control. Due to the relatively small trading volume of our common stock, significant sales of our common stock, or the expectation of these sales, could cause the stock price to fall more than would be justified by the inherent worth of the Company. Conversely, attempts to purchase a significant amount of our stock could cause the market price to rise above the reasonable inherent worth of the Company.

There can be no assurances concerning continuing dividend payments.

Our common stockholders are only entitled to receive the dividends declared by our Board of Directors. Although we have historically paid annual dividends on our common stock, there can be no assurances that we will be able to continue to pay regular annual dividends or that any dividends we do declare will be in any particular amount. The primary source of money to pay our dividends comes from dividends paid to the Company by the Bank. The Bank's ability to pay dividends to the Company is subject to, among other things, its earnings, financial condition and applicable regulations, which in some instances limit the amount that may be paid as dividends.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity.

Description of Processes for Assessing, Identifying and Managing Cybersecurity Risks

Our operations are dependent on our ability to process financial transactions in a secure manner. Failure in or breach of our operational or security systems or infrastructure, or those of our third-party vendors and other service providers, could disrupt our business or the businesses of our customers, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

We maintain a cybersecurity program for assessing, identifying and managing material risks from cybersecurity threats. This program includes processes that are modeled after the National Institute of Standards and Technology's Cybersecurity Framework and focuses on using business drivers to guide cybersecurity activities. This program is managed by a team of full-time employees, overseen by our Information Services Security Officer, as part of our Information Services team. Our Information Services team is tasked with conducting our day-to-day information technology operations. Furthermore, we consider cybersecurity risks as part of, and have incorporated our cybersecurity program into, our overall risk management processes.

We seek to use a defense-in-depth approach for cybersecurity management, layers of technology, policies and training at all levels of the enterprise designed to keep our assets secure and operational. We use various processes as part of our efforts to maintain the confidentiality, integrity and availability of our systems, including security threat intelligence, incident response, identity and access management, endpoint extended detection and response protection, network segmentation, data encryption, and event monitoring. In an effort to validate the effectiveness of our cybersecurity program and assess such program's compliance with legal and regulatory requirements, we engage third-party service providers to perform audits, assessments and penetration tests.

Cybersecurity awareness among our employees is promoted with regular training and awareness programs. All employees who have access to our systems are required to undergo annual cybersecurity training and, each year, our employees must review and acknowledge our cybersecurity policies. Further, our Information Systems team is trained to understand how to manage, use and protect personally identifiable information. User access controls have been implemented to limit unauthorized access to sensitive information and critical systems. Employees are required to use multifactor authentication and keep their passwords confidential, among other measures.

We recognize that third-party service providers may introduce cybersecurity risks. In an effort to mitigate these risks, before contracting with certain technology service providers, when possible, we conduct due diligence to evaluate their cybersecurity capabilities. Additionally, we endeavor to include cybersecurity requirements in our contracts with these providers and to require them to adhere to security standards and protocols.

Finally, we maintain cybersecurity insurance coverage.

Impact of Risks from Cybersecurity Threats

While we have not been materially impacted by cyber incidents, we have been subject to other intentional cyber incidents from third parties over the last several years, including denial of service attacks which attempt to interrupt service to customers and malicious software attacks on computer systems which attempt to allow unauthorized entrance. We also face risks related to cyber attacks and other security breaches in connection with card transactions that typically involve the transmission of sensitive information regarding our customers through various third parties. Some of these parties have in the past been the target of security breaches and cyber attacks, and because the transactions involve third parties and environments that we do not control or secure, future security breaches or cyber attacks affecting any of these third parties could impact us through no fault of our own, and in some cases we may have exposure and suffer losses for breaches or attacks relating to them. We also rely on numerous other third party service providers to conduct other aspects of our business operations and face similar risks relating to them. While we conduct security assessments on our higher risk third party service providers, we cannot be sure that their information security protocols are sufficient to withstand a cyber attack or other security breach. There can be no assurance that cyber incidents will not occur, and they could occur more frequently and on a more significant scale. Although we have not experienced a cybersecurity incident that has materially affected our business strategy, results of operations, or financial condition, future cybersecurity threats or incidents could materially adversely affect our business strategy, results of operations, or financial condition.

Board of Directors' Oversight and Management's Role

Our Information Systems team is responsible for our efforts to comply with applicable cybersecurity standards, establish effective cybersecurity protocols and protect the integrity, confidentiality and availability of our Information Systems infrastructure. This team is responsible for cybersecurity threat prevention, detection, mitigation and remediation for the combined organization. Our cyber incident response plan requires all detections of suspicious activity in our Information Systems environment to escalate that activity to our Information Security Team who then evaluates the threat. Management (including representatives from the Legal, Operations, Human Resources, Information Systems and Risk Management departments) is notified by the Information Services team whenever a discovered cybersecurity incident may potentially have a significant impact on our business operations. Our Information Services Security Officer and other members of management responsible for cybersecurity risk management have experience in information security, technology operations, and risk management developed through prior work experience, professional training, and industry certifications.

Our Board of Directors has delegated the responsibility for the oversight of cybersecurity risks to the Information Security and Technology Committees, which are ultimately responsible for assessing and managing our material risks from cybersecurity threats. The Information Security team and the Information Security Committee provide periodic cybersecurity program updates to senior management and to the Board. Management also updates the Board as new risks are identified and the steps taken to mitigate such risks. Despite these efforts, our cybersecurity measures and those of our third-party service providers may not be effective in preventing, detecting, or mitigating all cybersecurity incidents or breaches.

Item 2.   Properties

The Company's office and the main office of the Bank are located at 131 E. Main Street, Hills, Iowa. This is a brick building containing approximately 45,000 square feet. A portion of the building was built in 1977, a two-story addition was completed in 1984, and a two-story brick addition was completed in February 2001. The majority of the Bank's operations and administrative functions are located in Hills, Iowa. The Bank operates its business from its main office and its 18 full service branches in the Iowa counties of Johnson, Linn, Washington and Iowa. The Bank owns its main office complex and 15 of its branch offices. Three of the Bank's branches are leased.

All of the properties owned by the Bank are free and clear of any mortgages or other encumbrances of any type. See Note 16 to the Consolidated Financial Statements for minimum future rental commitments for leased properties.

Item 3. **Legal Proceedings**

None.

Item 4. **Mine Safety Disclosures**

Not applicable.

PART II

Item 5. **Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

As of January 31, 2026, the Company had 2,645 stockholders. There is no established trading market for the Company's common stock, and the Company's stock is not actively traded. Our common stock is not listed on the NASDAQ stock market or any other stock exchange. While there is no established public trading market for our common stock, our shares are currently quoted in the inter-dealer quotation, or "over-the-counter," marketplace under the trading symbol "HBIA." The principal over-the-counter market is operated by OTC Markets Group, Inc., which provides quotes for the Company on its OTCID.

The high and low bid information for the Company's stock for each quarter of the two most recent fiscal years, as reported by OTC Market Groups, Inc., is provided below. The prices indicated reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	2025		2024	
	High	**Low**	**High**	**Low**
1st quarter	$ 73.80	$ 70.25	$ 76.00	$ 64.81
2nd quarter	77.00	72.15	68.00	65.01
3rd quarter	80.00	72.50	70.00	65.00
4th quarter	82.00	77.50	72.00	68.25

In addition, based on the Company's stock transfer records and information informally provided to the Company, stock trading transactions have been as follows:

Year	Number of Shares Traded	Number of Transactions	High Selling Price	Low Selling Price	
2025	**239,044**	**290**	**$ 81.50**	**$ 72.00**	(1)
2024	224,639	263	$ 72.00	$ 66.00	(2)
2023	151,420	246	$ 72.00	$ 66.00	(3)

(1) 2025 transactions included repurchases by the Company of 202,541 shares of stock under the 2005 Stock Repurchase Program. 2025 transactions made under the 2005 Stock Repurchase Program were made at prices that ranged from $72.00 to $81.50 per share.
(2) 2024 transactions included repurchases by the Company of 187,787 shares of stock under the 2005 Stock Repurchase Program. 2024 transactions made under the 2005 Stock Repurchase Program were made at prices that ranged from $66.00 to $72.00 per share.
(3) 2023 transactions included repurchases by the Company of 111,866 shares of stock under the 2005 Stock Repurchase Program. 2023 transactions made under the 2005 Stock Repurchase Program were made at prices that ranged from $66.00 to $72.00 per share.

The Company currently pays an annual dividend on its common stock to stockholders, and it expects to continue to maintain its annual dividend for the foreseeable future periods.

The following performance graph provides information regarding cumulative, five-year shareholder returns on an indexed basis of the Company's Common Stock compared to the NASDAQ Market Index prepared by MORNINGSTAR of Chicago, IL and a custom peer group of Midwest community banks. The latter index reflects the performance of bank holding companies operating principally in the Midwest in the following states: Iowa, Illinois, Kansas, Minnesota, Missouri, Nebraska, North Dakota, South Dakota and Wisconsin. The indexes assume the investment of $100 on December 31, 2020 in Company Common Stock, the NASDAQ Index and the Midwest Community Banks Index, with all dividends reinvested.



Hills Bancorporation Performance Graph (2020-2025)

	2021	2022	2023	2024	2025
HILLS BANCORPORATION	$ 108.00	$ 118.69	$ 110.39	$ 122.43	$ 140.80
MIDWEST COMMUNITY BANKS	$ 131.24	$ 117.48	$ 115.22	$ 141.03	$ 162.42
NASDAQ MARKET INDEX	$ 122.18	$ 82.43	$ 119.22	$ 154.48	$ 187.14

Note regarding the performance information above: Cumulative five-year Shareholder returns on an indexed basis. The indexes assume the investment of $100 in year with all dividends reinvested.

The following table sets forth the Company's equity compensation plan information as of December 31, 2025, all of which relates to stock options issued under stock option plans approved by stockholders of the Company:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)] (c)
Equity compensation plans approved by security holders	12,198	$ 68.85	151,376
Equity compensation plans not approved by security holders	—	—	—
Total	12,198	$ 68.85	151,376

On July 26, 2005, the Company's Board of Directors authorized a program to repurchase up to a total of 1,500,000 shares of the Company's common stock (the "2005 Stock Repurchase Program"). On August 9, 2022, the Company's Board of Directors authorized the expansion of the 2005 Stock Repurchase Program to allow an additional 750,000 shares for repurchase and the continuation through December 31, 2027. The Company expects the purchases pursuant to the 2005 Stock Repurchase Program to be made from time to time in private transactions at a price equal to the most recent quarterly independent appraisal of the shares of the Company's common stock and with the Board reviewing the overall results of the 2005 Stock Repurchase Program on a quarterly basis. All purchases made pursuant to the 2005 Stock Repurchase Program since its inception have been made on that basis. The amount and timing of stock repurchases will be based on various factors, such as the Board's assessment of the Company's capital structure and liquidity, the amount of interest shown by shareholders in selling shares of stock to the Company at their appraised value, and applicable regulatory, legal and accounting factors. The most recent independent current quarterly appraisal value of the stock performed as of December 31, 2025 is $87.50 a share.

The following table sets forth information about the Company's stock purchases pursuant to the 2005 Stock Repurchase Program for the quarter ended December 31, 2025:

Period in 2025	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
October 1 to October 31	32,305	$ 80.00	32,305	255,222
November 1 to November 30	12,914	80.31	12,914	242,308
December 1 to December 31	10,967	81.50	10,967	231,341
Total	56,186	$ 80.36	56,186	231,341

Item 6. [Reserved]

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operation**

The following discussion by management is presented regarding the financial results for the Company for the dates and periods indicated. The discussion should be read in conjunction with the consolidated financial statements and the accompanying notes thereto included or incorporated by reference elsewhere in this document. For a discussion on the comparison of results of operations for the years ended December 31, 2024 and 2023, refer to Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operation" in the Company's Annual Form 10-K filed with the SEC on March 14, 2025.

An overview of the year 2025 is presented following the section discussing a special note regarding forward looking statements.

Special Note Regarding Forward Looking Statements

This report contains, and future oral and written statements of the Company and its management may contain, forward-looking statements within the meaning of such term in the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company. Actual results may differ materially from those included in the forward-looking statements. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of the Company's management and on information currently available to management, are generally identifiable by the use of words such as "believe," "expect," "anticipate," "plan," "intend," "estimate," "may," "will," "would," "could," "should" or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update any statement in light of new information or future events.

The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of the Company include, but are not limited to, the following:

- The strength of the United States economy in general and the strength of the local economies in which the Company conducts its operations which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of the Company's assets. This includes current concerns related to higher inflation, rising energy prices, geopolitical conflicts, and supply chain imbalances, including tariffs.

- The effects of financial market disruptions and/or an economic recession, and monetary and other governmental actions designed to address such disruptions, recession, or pandemics.

- The financial strength of the counterparties with which the Company or the Company's customers do business and to which the Company has investment or financial exposure.

- The credit quality and credit agency ratings of the securities in the Company's investment securities portfolio, a deterioration or downgrade of which could lead to change in the market value, the recognition of an allowance for credit losses on the affected securities and the recognition of a credit loss.

- The effects of, and changes in, laws, regulations and policies affecting banking, securities and monetary and financial matters as well as any laws otherwise affecting the Company, including, but not limited to, changes in U.S. tax laws and regulations.

- The effects of changes in interest rates (including the effects of changes in the rate of prepayments of the Company's assets) and the policies of the Board of Governors of the Federal Reserve System.

- The ability of the Company to compete with other financial institutions as effectively as the Company currently intends due to increases in competitive pressures in the financial services sector.

- The ability of the Company to obtain new customers and to retain existing customers.

- The timely development and acceptance of products and services, including products and services offered through alternative electronic delivery channels.

- Technological changes implemented by the Company and by other parties, including third-party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to the Company and its customers.

- The ability of the Company to develop and maintain secure and reliable technology systems, including to detect and prevent the occurrence of fraudulent activity, breaches, or failures of our information security controls or cyber-security related incidents, including as a result of sophisticated attacks using artificial intelligence and similar tools.

- The ability of the Company to retain key executives and employees and the difficulty that the Company may experience in replacing key executives and employees in an effective manner.

- Consumer spending and saving habits which may change in a manner that affects the Company's business adversely.

- The economic impact of natural disasters, diseases and/or pandemics, and terrorist attacks and military actions.

- Business combinations and the integration of acquired businesses and assets which may be more difficult or expensive than expected.

- The costs, effects and outcomes of existing or future litigation.

- Changes in accounting policies and practices that may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board.

- The ability of the Company to manage the risks associated with the foregoing as well as anticipated.

These risks and uncertainties should be considered in evaluating forward-looking statements, and undue reliance should not be placed on such statements. Additional information concerning the Company and its business, including other factors that could materially affect the Company's financial results, is included in the Company's filings with the Securities and Exchange Commission.

Economic Environment

Through the end of 2025, incoming economic data per the Beige Book for the Company's region was little changed over the reporting period with an expected slight decline in activity over the next year. Consumer spending, construction and real estate demand rose slightly; employment was flat; business spending fell slightly; and manufacturing activity declined modestly. Prices rose moderately, wages were up modestly, and financial conditions loosened modestly. Net farm income in 2025 was similar to 2024.

Higher borrowing costs continue to present a risk to the economy, with consumer and business budgets accounting for higher interest costs. Interest rate levels and energy prices, in combination with global economic conditions, fiscal and monetary policy and the level of regulatory and government scrutiny of financial institutions will likely continue to impact our results in 2026 and beyond.

Our credit administration continues to closely monitor and analyze the higher risk segments within the loan portfolio, tracking loan payment deferrals, customer liquidity and providing timely reports to senior management and the board of directors. Based on the Company's capital levels, prudent underwriting policies, loan concentration diversification and our geographic footprint, senior management is cautiously optimistic that the Company is positioned to continue managing the impact of the varied set of risks and uncertainties currently impacting the economy and remain adequately capitalized. However, the Company may be required to make additional credit loss provisions as warranted by economic conditions and continued migration in the loan portfolio towards the special mention risk rating category.

Overview

The Company is a bank holding company engaged, through its wholly-owned subsidiary bank, in the business of commercial banking. The Company's subsidiary is Hills Bank and Trust Company, Hills, Iowa. The Bank was formed in Hills, Iowa in 1904. The Bank is a full-service commercial bank extending its services to individuals, businesses, governmental units and institutional customers primarily in the communities of Hills, Iowa City, Coralville, North Liberty, Lisbon, Mount Vernon, Kalona, Wellman, Cedar Rapids, Marion, Washington, and Williamsburg, Iowa.

Highlights with respect to items on the Company's statement of income for the period ended December 31, 2025 included the following:

- The Company's net income for 2025 was $60.50 million compared to $47.60 million in 2024 and $38.18 million in 2023.
- Diluted earnings per share were $6.81, $5.26, and $4.16 for the years ended December 31, 2025, 2024 and 2023, respectively.
- For the years ended December 31, 2025 and 2024, the Company achieved a net interest margin of 3.45% and 2.78%, respectively.
- For the year ended December 31, 2025, net interest income on a tax equivalent basis increased by $34.53 million.
- In 2025, interest income on a tax equivalent basis increased $30.50 million due to growth of $180.08 million in the Company's average earning assets and increased $19.49 million due to higher interest rates.

- Interest expense decreased $4.02 million primarily due to decrease in interest rates.

Highlights with respect to items on the Company's balance sheet as of December 31, 2025 included the following:

- Total assets were $4.648 billion, an increase of $59.63 million since December 31, 2024, primarily due to items below.

- Cash and cash equivalents were $42.11 million, a decrease of $81.29 million since December 31, 2024.

- Investment securities available for sale were $955.58 million, an increase of $11.45 million since December 31, 2024.

- Loans, net of allowance for credit losses and unamortized fees and costs, totaling $3.507 billion, an increase of $119.30 million since December 31, 2024. The increase is primarily attributable to increases of $87.79 million in 1 to 4 family first mortgages, $1.77 million in junior mortgages, $1.52 million in multi-family mortgages, $1.02 million in farmland mortgages and $67.10 million in commercial mortgages offset by decreases of $20.94 million in construction loans, and $3.30 million in commercial and financial loans. Loans held for sale increased $4.08 million since December 31, 2024.

- Deferred income tax assets were $18.47 million, a decrease of $2.67 million since December 31, 2024.

- Deposits increased $21.70 million in 2025 to $3.368 billion primarily due to an increase in noninterest-bearing deposits of $15.19 million and savings accounts of $114.26 million offset by a decrease of $10.36 million in NOW and other demand and $97.38 million in time deposits.

- Short-term borrowings increased $40.25 million as of December 31, 2025, primarily due to the increase in FHLB daily reset advances of $149.25 million offset by $109.00 million due to borrowings with the Bank Term Funding Program being paid off. FHLB borrowings decreased $62.72 million.

- Stockholders' equity increased $55.55 million to $548.23 million in 2025, with dividends having been paid in 2025 of $10.32 million.

Reference is made to Note 14 of the Company's consolidated financial statements for a discussion of fair value measurements which relate to methods used by the Company in recording certain assets and liabilities on its consolidated financial statements.

The return on average equity was 11.84% in 2025 compared to 10.00% in 2024. The Company remains well-capitalized as of December 31, 2025 with a CBLR of 12.94%. The minimum regulatory guideline is 9.00%. The Company paid a dividend per share of $1.15 in 2025, $1.10 per share in 2024 and $1.05 in 2023.

A detailed discussion of the financial position and results of operations follows this overview.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained within these financial statements is, to a significant extent, financial information that is based on approximate measures of the financial effects of transactions and events that have already occurred. Based on its consideration of accounting policies that involve the most complex and subjective decisions and assessments, management has identified its most critical accounting policies to be those which are related to the allowance for credit losses.

The preparation of financial statements in accordance with the accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make a number of judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expense in the financial statements. Various elements of our accounting policies, by their nature, involve the application of highly sensitive and judgmental estimates and assumptions. Some of these policies and estimates relate to matters that are highly complex and contain substantial inherent uncertainties. Management has made significant estimates in several areas, including the allowance for credit losses (see Note 3 - Loans and Note 2 - Securities) and the fair value of debt securities (see Note 2 - Securities).

We have identified the following accounting policies and estimates that, due to the inherent judgments and assumptions and the potential sensitivity of the financial statements to those judgments and assumptions, are critical to an understanding of our financial statements. We believe that the judgments, estimates and assumptions used in the preparation of the Company's financial statements are appropriate. For a further description of our accounting policies, see Note 1 - Summary of Significant Accounting Policies in the financial statements included in this Form 10-K.

Allowance for Credit Losses

The allowance for credit losses for loans represents management's estimate of all expected credit losses over the expected contractual life of our existing loan portfolio. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. Subsequent evaluations of the then-existing loan portfolio, in light of the factors then prevailing, may result in significant changes in the allowance for credit losses in those future periods.

We employ a disciplined process and methodology to establish our allowance for credit losses that has two basic components: first, an asset-specific component involving individual loans that do not share risk characteristics with other loans and the measurement of expected credit losses for such individual loans; and second, a pooled component for estimated expected credit losses for pools of loans that share similar risk characteristics.

Based upon this methodology, management establishes an asset-specific allowance for loans that do not share risk characteristics with other loans based on the amount of expected credit losses calculated on those loans and charges off amounts determined to be uncollectible. Factors we consider in determining if loans share similar risk characteristics include payment status, collateral value, borrower financial condition, guarantor support and the probability of collecting scheduled principal and interest payments when due.

When a loan does not share risk characteristics with other loans, we measure expected credit loss as the difference between the amortized cost basis in the loan and the present value of expected future cash flows discounted at the loan's effective interest rate except that, for collateral-dependent loans, credit loss is measured as the difference between the amortized cost basis in the loan and the fair value of the underlying collateral. The fair value of the collateral is adjusted for the estimated cost to sell if repayment or satisfaction of a loan is dependent on the sale (rather than only on the operation) of the collateral. In accordance with our appraisal policy, the fair value of collateral-dependent loans is based upon independent third-party appraisals or on collateral valuations prepared by in-house evaluations. Once a third-party appraisal is greater than one year old, or if its determined that market conditions, changes to the property, changes in intended use of the property or other factors indicate that an appraisal is no longer reliable, we perform an internal collateral valuation to assess whether a change in collateral value requires an additional adjustment to carrying value. When we receive an updated appraisal or collateral valuation, management reassesses the need for adjustments to the loan's expected credit loss measurements and, where appropriate, records an adjustment. If the calculated expected credit loss is determined to be permanent, fixed or nonrecoverable, the credit loss portion of the loan will be charged off against the allowance for credit losses. Loans designated having significantly increased credit risk are generally placed on nonaccrual and remain in that status until all principal and interest payments are current and the prospects for future payments in accordance with the loan agreement are reasonably assured, at which point the loan is returned to accrual status.

In estimating the component of the allowance for credit losses for loans that share common risk characteristics, loans are segregated into loan classes. Loans are designated into loan classes based on loans pooled by product types and similar risk characteristics or areas of risk concentration. Credit loss assumptions are estimated using a model that categorizes loan pools based on loan type and purpose. This model calculates an expected life-of-loan loss percentage for each loan category by considering the probability of default using historical life-of-loan analysis periods for agricultural, 1 to 4 family first and junior liens, commercial and consumer segments, and the severity of loss, based on the aggregate net lifetime losses incurred per loan class.

To the extent the lives of the loans in the portfolio extend beyond the period for which a reasonable and supportable forecast can be made which management has determined to be four quarters, the bank reduces, on a straight-line basis over the remaining life of the loans, the adjustments so that model reverts back to the historical rates of default and severity of loss.

The component of the allowance for credit losses for loans that share common risk characteristics also considers factors for each loan class to adjust for differences between the historical period used to calculate historical default and loss severity rates and expected conditions over the remaining lives of the loans in the portfolio. Such factors are used to adjust the historical probabilities of default and severity of loss so that they reflect management expectation of future conditions based on a reasonable and supportable forecast.

Management utilizes a qualitative factor framework to provide a qualitative estimate of the expected credit losses inherent in the loan portfolio in relation to potential limitations of the quantitative model. The framework considers the following factors:
- Lending policies and procedures;
- International, national, regional and local economic business conditions and developments that affect the collectability of the portfolio, including the condition of various markets;
- The nature of the loan portfolio, including the terms of the loans;
- The experience, ability and depth of the lending management and other relevant staff;
- The volume and severity of past due and adversely classified or graded loans and the volume of nonaccrual loans;
- The quality of our loan review and process;
- The value of underlying collateral for collateral-dependent loans;
- The existence and effect of any concentrations of credit and changes in the level of such concentrations; and
- The effect of external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the existing portfolio.

The framework provides for a level of risk approach to measure risk in each loan segment that may not be captured in the quantitative methodology, including improved risk environment, no additional risk, minimal additional risk, moderate risk and major or significant additional risk. The framework also includes a weighting component for management to consider which qualitative factors would have the highest impact on potential loan losses within each loan segment. Management uses the qualitative factor framework within the allowance for credit losses calculation to assess the risk level environment for each qualitative factor and weightings for each loan segment which is supported by various information including publicly available information, internal information specifically developed by management, or other relevant and reliable information.

The credit loss expense recorded through earnings is the amount necessary to maintain the allowance for credit losses at the amount of expected credit losses inherent within the loans held for investment portfolio. The amount of expense and the corresponding level of allowance for credit losses for loans are based on our evaluation of the collectability of the loan portfolio based on historical loss experience, reasonable and supportable forecasts, and other significant qualitative and quantitative factors.

The allowance for credit losses for loans, as reported in our consolidated balance sheet, is adjusted by a credit loss expense, which is recognized in earnings, and reduced by the charge-off of loan amounts, net of recoveries. For further information on the allowance for credit losses for loans, see Note 1 - Summary of Significant Accounting Policies and Note 3 - Loans in the notes to the financial statements of this Form 10-K.

This discussion of the Company's critical accounting policies should be read in conjunction with the Company's consolidated financial statements and the accompanying notes presented elsewhere herein, as well as other relevant portions of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Position

The following table presents select lines from the consolidated balance sheets in Item 5, with the addition of the periods ended December 31, 2023, 2022, and 2021.

Year End Amounts	2025	2024	2023	2022	2021
		(Amounts In Thousands)			
Total assets	$ 4,647,870	$ 4,588,242	$ 4,341,667	$ 3,980,481	$ 4,044,562
Investment securities (1)	987,647	972,160	795,167	782,565	555,900
Loans held for sale	8,047	3,971	2,023	1,663	5,716
Loans, net of allowance for credit losses	3,506,819	3,387,521	3,389,372	3,066,981	2,625,062
Deposits	3,367,835	3,346,133	3,282,780	3,357,367	3,533,994
Other short-term borrowings	586,882	546,636	219,000	82,061	249
Federal Home Loan Bank borrowings	64,333	127,050	296,648	40,000	—
Redeemable common stock	54,475	48,257	44,853	51,011	50,013
Stockholders' equity	548,234	492,687	470,286	428,260	438,450

(1) Investment securities includes stock of FHLB.

Total assets at December 31, 2025 increased $59.63 million, or 1.30%, from the prior year-end. This was primarily due to net loans which increased $119.30 million for the year ended December 31, 2025 compared to the prior year. Loans held for sale to the secondary market increased $4.08 million for the year ended December 31, 2025. Loans held for investment represent the largest component of the Bank's earning assets. Loans held for investment were $3.565 billion and $3.438 billion at December 31, 2025 and 2024, respectively.

Loans held for investment increased in 2025 compared to 2024. This was primarily due to increases of $87.79 million in 1 to 4 family first mortgages, $1.77 million in junior mortgages, $1.52 million in multi-family mortgages, $1.02 million in farmland mortgages and $67.10 million in commercial mortgages offset by declines of $20.94 million in construction loans, $3.30 million in commercial and financial loans. Increases in commercial mortgages and commercial real estate were primarily due to the completion of large construction projects that were put on permanent financing during 2025. Given the current economic environment and the potential for lower interest rates, the increase in net loans in 2025 may continue into 2026.

On a net basis, the Company originated $130.48 million in loans to customers for the year ended December 31, 2025 compared to loans originated of $3.66 million for the year ended December 31, 2024. The Company has not historically engaged in significant participation activity and does not purchase participations from outside its established trade area. The Company's policy allows for the purchase or sale of participations related to existing customers or to participate in community development activity. The Company held participations purchased of $15.58 million, $16.52 million and $17.04 million as of December 31, 2025, 2024 and 2023, respectively. The participations purchased were less than one percent of loans held for investment for each of the three years.

The loan composition in 2025 remained relatively the same compared to 2024 as follows. Residential real estate loans, including first and junior liens, were $1.405 billion and $1.316 billion as of December 31, 2025 and 2024, respectively. Residential real estate loans increased 6.81% in 2025 and decreased 3.60% in 2024. Residential real estate loans were 39.42% of the loan portfolio at December 31, 2025 and 38.27% at December 31, 2024. Agricultural loans, including production and mortgages, were $395.71 million and $394.45 million as of December 31, 2025 and 2024, respectively, an increase of 0.32% in 2025 compared to 2024. Agricultural loans represented 11.10% and 11.47% of the Company's loan portfolio as of December 31, 2025 and 2024, respectively. Construction loans were $338.10 million and $359.04 million as of December 31, 2025 and 2024, respectively, a decrease of 5.83% in 2025 compared to 2024. Construction loans represented 9.48% and 10.44% of the Company's loan portfolio as of December 31, 2025 and 2024, respectively. Commercial and financial loans were $295.62 million and $298.92 million as of December 31, 2025 and 2024, respectively, a decrease of 1.10% in 2025 compared to 2024. Commercial and financial loans represented 8.29% and 8.69% of the Company's loan portfolio as of December 31, 2025 and 2024, respectively. Multi-family real estate loans were $494.28 million and $492.76 million as of December 31, 2025 and 2024, respectively, an increase of 0.31% in 2025 compared to 2024. Multi-family real estate loans represented 13.87% and 14.33% of the Company's loan portfolio as of December 31, 2025 and 2024, respectively. Commercial real estate loans totaled $565.18 million at December 31, 2025, a 13.47% increase over the December 31, 2024 total of $498.08 million. Commercial real estate loans represented 15.85% and 14.49% of the Company's loan portfolio as of December 31, 2025 and 2024, respectively. The

Company monitors its commercial real estate level so that it does not have a concentration in that category that exceeds 300% of its capital. Commercial real estate loan concentration was 171.72% of risk based capital as of December 31, 2025.

The following table shows the composition of loans (before deducting the allowance for credit losses) as of December 31 for each of the last five years. The table does not include loans held for sale to the secondary market.

	2025	2024	2023	2022	2021
Agricultural	**$ 118,924**	$ 118,678	$ 115,786	$ 112,705	$ 106,933
Commercial and financial	**295,618**	298,917	307,190	269,568	222,002
Real estate:					
Construction, 1 to 4 family residential	**89,807**	79,451	80,255	92,408	80,486
Construction, land development and commercial	**248,292**	279,589	313,878	196,240	127,021
Mortgage, farmland	**276,790**	275,768	281,164	256,570	232,744
Mortgage, 1 to 4 family first liens	**1,261,877**	1,174,083	1,221,296	1,130,989	909,564
Mortgage, 1 to 4 family junior liens	**143,317**	141,550	144,524	124,951	114,342
Mortgage, multi-family	**494,282**	492,762	471,009	436,952	382,792
Mortgage, commercial	**565,177**	498,078	416,670	402,842	401,377
Loans to individuals	**28,763**	35,301	40,205	36,675	32,687
Obligations of state and political subdivisions	**41,885**	43,994	46,446	48,213	50,285
	$ 3,564,732	$ 3,438,171	$ 3,438,423	$ 3,108,113	$ 2,660,233
Net unamortized fees and costs	**291**	290	359	308	299
	$ 3,565,023	$ 3,438,461	$ 3,438,782	$ 3,108,421	$ 2,660,532
Less allowance for credit losses	**58,204**	50,940	49,410	41,440	35,470
	$ 3,506,819	$ 3,387,521	$ 3,389,372	$ 3,066,981	$ 2,625,062

There were no foreign loans outstanding for any of the years presented.

The following table shows the remaining maturity of loans as of December 31, 2025. Maturities are based upon contractual dates.

	Amount Of Loans	**One Year Or Less (1)**	**One To Five Years**	**Five To Fifteen Years**	**Over Fifteen Years**
	(Amounts In Thousands)				
Commercial and Agricultural	$ 2,088,890	$ 625,393	$ 1,095,860	$ 248,423	$ 119,214
Real Estate (2)	1,405,194	54,961	332,702	68,571	948,960
Other	70,648	14,356	18,561	14,867	22,864
Totals	$ 3,564,732	$ 694,710	$ 1,447,123	$ 331,861	$ 1,091,038

The types of interest rates applicable to these maturities are shown below:

Fixed rate	$ 2,177,252	$ 479,789	$ 1,395,342	$ 243,602	$ 58,519
Variable rate (3)	1,387,480	214,921	51,781	88,259	1,032,519
	$ 3,564,732	$ 694,710	$ 1,447,123	$ 331,861	$ 1,091,038

(1) A significant portion of the commercial loans are due in one year or less. A significant percentage of the loans will be re-evaluated prior to their maturity and are likely to be extended.
(2) Commercial, multi-family, construction 1 to 4 family residential, construction land development and commercial, and agricultural real estate loans are reflected in the Commercial and Agricultural total.

(3) Certain adjustable-rate mortgage loans ("ARMs") are included in the variable-rate category in later maturity periods because these loans contractually reprice from fixed to variable interest rates following their initial fixed-rate periods (generally 3, 5, 7, or 10 years). Prior to repricing, these loans bear fixed interest rates. The table reflects interest rate characteristics based on contractual terms over the remaining maturities rather than interest rates in effect as of the balance-sheet date.

The overall economy in the Company's trade area, Johnson, Linn, Washington, and Iowa Counties, remains in stable condition with levels of unemployment below national and state levels. The following table shows unemployment and estimated median income information as of December 31, 2025, 2024 and 2023.

	Unemployment Rate %			Median Income		
	2025	2024	2023	2025	2024	2023
United States	4.4 %	4.1 %	3.7 %	$ 83,730	$ 80,610	$ 74,580
State of Iowa	3.5 %	3.2 %	3.2 %	79,596	73,122	70,616
Johnson County	2.4 %	2.2 %	2.0 %	77,533	74,797	71,385
Linn County	3.4 %	3.2 %	3.0 %	78,217	72,336	68,705
Washington County	2.5 %	2.3 %	2.1 %	78,473	77,414	68,296
Iowa County	3.2 %	2.5 %	n/a	77,841	77,292	n/a

Competition for quality loans and deposits may continue to be a challenge. The increased competition for both loans and deposits could result in a lower interest rate margin that could result in lower net interest income if the volume of loans and deposits does not increase to offset any such reduction in the interest margin.

Total deposits increased by $21.70 million in 2025 compared to an increase of $63.35 million in 2024. As of June 30, 2025 (latest data available from the FDIC), Johnson County total deposits for all financial institutions were $13.408 billion and the Company's deposits were $2.271 billion, which represent a 16.94% market share. At June 30, 2024, the Company's deposits were $2.196 billion or a 16.21% market share. The Company had nine office locations in Johnson County as of June 30, 2025. The total number of banking locations in Johnson County were 47 as of June 30, 2025. Linn County total deposits for all financial institutions were $8.790 billion as of June 30, 2025 and there were 97 total banking locations in the county. The seven Linn County offices of the Company had deposits of $714.92 million or a 8.13% share of the market. The Company's Linn County deposits at June 30, 2024 were $703.72 million and represented a 8.18% market share. As of June 30, 2025, the Company's three Washington County offices had deposits of $336.77 million which was 34.04% of the county's total deposits of $989.42 million. Washington County had a total of 13 banking locations as of June 30, 2025. In 2024, the Company's Washington County deposits were $335.02 million or a 34.25% market share. The company's one location in Iowa County had deposits of $14.03 million which was 3.22% of the county's total deposits of $435.74 million. Iowa County had a total of 10 banking locations as of June 30, 2025. This branch was opened in November 2024.

The following tables show the amounts of the Company's average deposits and average rates paid on such deposits for the years ended December 31, 2025, 2024 and 2023 and the composition of the certificates of deposit issued in denominations in excess of $250,000 as of December 31, 2025, 2024 and 2023:

	December 31,					
	2025	Rate	2024	Rate	2023	Rate
	(Amounts In Thousands)					
Average noninterest-bearing deposits	$ 577,556	—	$ 564,740	—	$ 607,510	—
Average interest-bearing demand deposits	901,166	1.32 %	918,535	1.49 %	962,148	1.05 %
Average savings deposits	992,139	1.35	893,062	1.08	990,168	0.78
Average time deposits	870,334	3.39	916,590	4.09	742,855	3.03
	$ 3,341,195		$ 3,292,927		$ 3,302,681	
Uninsured deposits	$ 733,968		$ 719,615		$ 693,827	

Time certificates issued in amounts of $250,000 or more with maturity in:

	2025	Rate
	(Amounts In Thousands)	
3 months or less	$ 81,865	3.50 %
3 through 6 months	74,314	3.29
6 through 12 months	38,544	3.57
Over 12 months	8,329	3.77
	$ 203,052	
Portion uninsured	$ 90,190	

Investment securities increased $15.49 million in 2025 compared to an increase of $176.99 million in 2024. The investment portfolio consists of $955.58 million of securities that are stated at fair value, with any unrealized gain or loss, net of income taxes, reported as a separate component of stockholders' equity. The securities portfolio is used for liquidity and pledging purposes and to provide a rate of return that is acceptable to management. The Company completed a balance sheet repositioning related to its investment securities portfolio at the end of 2025. This consisted of multiple sales of lower-yielding AFS debt securities in 2025, resulting in a pre-tax realized loss on the sales of $9.63 million in total. The sale of these securities was done for the sole purpose of an investment portfolio repositioning.

The following tables show the carrying value of the investment securities held by the Bank, including stock of the Federal Home Loan Bank, as of December 31, 2025, 2024 and 2023 and the maturities and weighted average yields of the investment securities, computed using amortized cost on a tax-equivalent basis using a federal tax rate of 21%, as of December 31, 2025:

	December 31,		
	2025	2024	2023
	(Amounts In Thousands)		
Carrying value:			
U.S. Treasury	$ 255,527	$ 288,462	$ 422,490
U.S. Government Agency and GSE securities	4,658	14,848	33,049
Stock of the Federal Home Loan Bank	32,063	28,024	15,746
Mortgage-backed securities and collateralized mortgage obligations	312,754	278,090	60,929
State and political subdivisions	382,645	362,736	262,953
	$ 987,647	$ 972,160	$ 795,167

	December 31, 2025	
	Carrying Value	**Weighted Average Yield**
	(Amounts In Thousands)	
U.S. Treasury, maturities:		
Within 1 year	$ 49,383	1.48 %
From 1 to 5 years	206,144	4.00
From 5 to 10 years	—	—
	$ 255,527	
U.S. Government Agency and GSE securities, maturities:		
Over 10 years	$ 4,658	4.18 %
Stock of the Federal Home Loan Bank	$ 32,063	9.44 %
State and political subdivisions, maturities:		
Within 1 year	$ 35,748	3.74 %
From 1 to 5 years	60,328	3.41
From 5 to 10 years	79,833	3.08
Over 10 years	206,736	5.16
	$ 382,645	
Mortgage Backed Securities and Collateralized Mortgage Obligations, maturities:		
Within 1 year	$ 1,620	5.60 %
From 1 to 5 years	180,774	4.82
From 5 to 10 years	130,360	4.65
	$ 312,754	
Total	$ 987,647	

As of December 31, 2025, the Company held no investment securities exceeding 10% of stockholders' equity, other than securities of the U.S. Government agencies and corporations. The Company does not hold any investments in FNMA preferred stock, any pooled trust preferred stocks or other preferred stock type investments. See Note 2 to the Company's Consolidated Financial Statements.

During 2025 and 2024, the major funding source for loans and other assets, aside from deposits within the Company's trade area, were from short-term borrowings, primarily FHLB daily reset advances, in addition to FHLB borrowings. Brokered deposits totaled $35.17 million and $34.75 million as of December 31, 2025 and 2024, respectively. Total advances from the FHLB were $64.33 million at December 31, 2025 and $127.05 million in 2024. Total FHLB daily reset advances were $586.88 million as of December 31, 2025 and $437.64 million as of December 31, 2024. There was $109.00 million in funds borrowed from the Bank Term Funding Program as December 31, 2024 and was paid off during 2025. Federal funds purchased and FHLB funding sources are considered when loan growth exceeds core deposit increases and the interest rates on funds borrowed from the FHLB or other sources are favorable compared to other funding alternatives.

Stockholders' equity was $548.23 million at December 31, 2025 compared to $492.69 million at December 31, 2024. The Company's capital resources are discussed in detail in the Liquidity and Capital Resources section. Over the last five years, the Company has realized cumulative earnings of $242.12 million and paid shareholders dividends of $48.13 million, or 19.88% of earnings, while maintaining capital ratios in excess of regulatory requirements.

The following table presents the return on average assets, return on average stockholders' equity, the dividend payout ratio and average stockholders' equity to average assets ratio for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Return on average assets	**1.32 %**	1.09 %	0.92 %
Return on average stockholders' equity	**11.84**	10.00	8.63
Dividend payout ratio	**17.05**	21.11	25.38
Average stockholders' equity to average assets ratio	**11.14**	10.88	10.72

Net Income Overview

Net income and diluted earnings per share for the last three years are as presented below:

Year	Net Income	% (Decrease) Increase	Earnings Per Share - Diluted
	(In Thousands)		
2025	$ **60,502**	**27.09 %**	$ **6.81**
2024	47,604	24.70	5.26
2023	38,176	(20.06)	4.16

Net income for 2025 increased by $12.90 million or 27.09% and diluted earnings per share increased by 29.47%. In 2025, net interest income, before credit loss expense, increased by $34.36 million due to the increase in interest income of $30.33 million primarily due to higher loan and investment balances and higher interest rates. Noninterest income, excluding loss on sale of investment securities, increased by $1.94 million primarily due to increased trust fees and other noninterest income. The credit loss expense increased by $10.12 million and total noninterest expenses increased by $6.28 million primarily due to an increase in outside services, loss on disposal of property and equipment, and salaries and employee benefits.

Annual fluctuations in the Company's net income are driven primarily by four factors. The first factor is credit loss expense. The majority of the Company's interest earning assets are in loans outstanding, which were $3.565 billion at December 31, 2025. Credit loss expense was $12.33 million in 2025 compared to $2.21 million in 2024. Because the majority of the Company's interest-earning assets are comprised of loans, the level of credit loss expense can vary from year to year based on changes in the loan portfolio and the credit environment. In 2025, credit loss expense increased compared to the prior year largely due to updated economic expectations, growth in outstanding loan balances, and movements in model-driven assumptions. These included shifts in economic outlook, changes in borrower payment behaviors, and adjustments to qualitative considerations reflecting portfolio trends and overall credit conditions. In addition, net charge-off activity contributed to higher estimated loss rates for the year. The Company expects that future credit loss expense will continue to be influenced by loan growth, changes in economic conditions within its markets, and trends in asset quality.

The second factor affecting the Company's net income is the interaction between changes in net interest margin and changes in average volumes of the Company's earnings assets. Net interest income of $150.18 million for 2025 was derived from the Company's $4.461 billion of average earning assets and its tax-equivalent net interest margin of 3.45%. Average earning assets in 2024 were $4.281 billion and the tax-equivalent net interest margin was 2.78%. Net interest income for the Company increased primarily as a result of interest income on higher loan and investment balances and rates. Interest expense decreased from decreased interest rates on borrowings, certificates of deposit, and interest-bearing deposits. The Company believes growth in net interest income will be contingent on the growth of the Company's earning assets, increasing yield on loans and the ongoing interest rate stance of the Federal Reserve Board.

The third factor affecting the Company's net income is noninterest income, primarily the increase in trust fees. Trust fees were $17.14 million and $15.26 million for the years ended December 31, 2025 and 2024, respectively, an increase of 12.32%. This is primarily driven by the increase in assets under management of $400.74 million from $2.912 billion as of December 31, 2024 to $3.313 billion as of December 31, 2025, an increase of 13.77%. See the Noninterest Income section later in Item 7.

The fourth factor affecting the Company's net income is noninterest expenses, primarily the increase in other noninterest expenses. See the Noninterest Expenses section later in Item 7.

For the overview discussion of the comparison of the Company's results of operations for the fiscal year ended December 31, 2024 to the year ended December 31, 2023, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 14, 2025.

Net Interest Income

Net interest income is the excess of the interest and fees received on interest-earning assets over the interest paid on the interest-bearing liabilities. The factors that have the greatest impact on net interest income are the volume of average earning assets and interest-bearing liabilities and the net interest margin. The volume of average earning assets has continued to grow each year, primarily due to higher loan and investment balances in 2025. The volume of interest-bearing liabilities increased in 2025 primarily due to an increase in deposits. Interest expense on interest-bearing deposits, certificates of deposit and borrowings decreased from 2024. The net interest margin was 3.45% in 2025, 2.78% in 2024 and 2.86% in 2023. Management believes the increase in net interest income and margin in 2025 reflects a combination of balance-sheet repositioning, changes in funding mix, and interest-rate dynamics that may not recur to the same extent in future periods, and future net interest income will depend primarily on loan and deposit growth and pricing, and the direction of market interest rates. The measure is shown on a tax-equivalent basis using a rate of 21% for 2025, 2024 and 2023 to make the interest earned on taxable and nontaxable assets more comparable. Interest income and expense for 2025, 2024 and 2023 are indicated on the following table:

| | Years Ended December 31, | | |
| | 2025 | 2024 | 2023 |
	(Amounts In Thousands)		
Income:			
Loans (1)	$ 196,142	$ 179,600	$ 155,076
Taxable securities	26,327	14,780	10,674
Nontaxable securities (1)	14,340	11,039	6,534
Interest-bearing cash and cash equivalents	468	1,355	829
Total interest income	$ 237,277	$ 206,774	$ 173,113
Expense:			
Interest-bearing demand deposits	11,888	13,692	10,134
Savings deposits	13,382	9,614	7,721
Time deposits	29,543	37,598	22,539
Other short-term borrowings, including Bank Term Funding Program and FHLB daily reset advances	13,222	16,556	11,330
FHLB borrowings	15,559	10,157	5,309
Total interest expense	$ 83,594	$ 87,617	$ 57,033
Net interest income	$ 153,683	$ 119,157	$ 116,080

(1) Presented on a tax equivalent basis using a rate of 21% for 2025, 2024 and 2023. Interest income includes certain loan origination and document preparation fees, which comprise approximately 1.25% of the amounts indicated.

Net interest income on a tax-equivalent basis changed in 2025 as follows:

	Change In Average Balance	Change In Average Rate	Increase (Decrease)		
			Volume Changes	Rate Changes	Net Change
	(Amounts In Thousands)				
Interest income:					
Loans, net	$ 72,915	0.36 %	$ 3,767	$ 12,232	$ 15,999
Taxable securities	41,969	1.69	5,382	5,971	11,353
Nontaxable securities	77,493	0.37	2,594	1,432	4,026
Interest-bearing cash and cash equivalents	(12,294)	(1.57)	(726)	(149)	(875)
	$ 180,083		$ 11,017	$ 19,486	$ 30,503
Interest expense:					
Interest-bearing demand deposits	$ (17,369)	(0.17)%	$ (296)	$ (1,508)	$ (1,804)
Savings deposits	99,077	0.27	2,985	783	3,768
Time deposits	(46,255)	(0.70)	(1,995)	(6,060)	(8,055)
Other short-term borrowings, including Bank Term Funding Program and FHLB daily reset advances	(35,119)	(0.53)	(767)	(2,567)	(3,334)
FHLB borrowings	153,604	(0.71)	8,103	(2,701)	5,402
	$ 153,938		$ 8,030	$ (12,053)	$ (4,023)
Change in net interest income			$ 2,987	$ 31,539	$ 34,526

Rate/volume variances are allocated on a consistent basis using the absolute values of changes in volume compared to the absolute values of the changes in rates. Loan fees included in interest income are not material. Interest on nontaxable securities and loans is shown at tax equivalent amounts.

Net interest income on a tax equivalent basis changed in 2024 as follows:

	Change In Average Balance	Change In Average Rate	Increase (Decrease)		
			Volume Changes	Rate Changes	Net Change
	(Amounts In Thousands)				
Interest income:					
Loans, net	$ 148,989	0.51 %	$ 8,124	$ 16,784	$ 24,908
Taxable securities	(2,011)	0.68	337	3,769	4,106
Nontaxable securities	70,496	0.83	1,863	2,258	4,121
Interest-bearing cash and cash equivalents	7,625	0.53	399	127	526
	$ 225,099		$ 10,723	$ 22,938	$ 33,661
Interest expense:					
Interest-bearing demand deposits	$ (43,613)	0.43 %	$ 433	$ (3,990)	$ (3,557)
Savings deposits	(97,106)	0.30	23	(1,917)	(1,894)
Time deposits	173,735	1.06	(5,347)	(9,712)	(15,059)
Other short-term borrowings, including Bank Term Funding Program and FHLB daily reset advances	118,583	(0.31)	(5,048)	(178)	(5,226)
FHLB borrowings	96,973	(0.33)	(5,485)	637	(4,848)
	$ 248,572		$ (15,424)	$ (15,160)	$ (30,584)
Change in net interest income			$ (4,701)	$ 7,778	$ 3,077

A summary of the average yields, average rates paid, net interest spread and margin is as follows:

	Years Ended December 31,		
	2025	2024	2023
Average yields:			
Loans (1)	**5.66 %**	5.30 %	4.78 %
Loans (tax equivalent basis) (1)	**5.67**	5.31	4.80
Taxable securities	**4.35**	2.57	1.89
Nontaxable securities	**3.07**	2.65	2.01
Nontaxable securities (tax equivalent basis)	**3.72**	3.47	2.64
Interest-bearing cash and cash equivalents	**4.40**	5.82	5.32
Federal funds sold	**0.75**	4.24	1.51
Average rates paid:			
Interest-bearing demand deposits	**1.32**	1.49	1.05
Savings deposits	**1.35**	1.08	0.78
Time deposits	**3.39**	4.09	3.03
Short-term borrowings	**4.44**	4.97	5.29
FHLB borrowings	**4.51**	5.22	5.55
Yield on average interest-earning assets	**5.30**	4.82	4.27
Rate on average interest-bearing liabilities	**2.45**	2.68	1.90
Net interest spread (2)	**2.85**	2.14	2.37
Net interest margin (3)	**3.45**	2.78	2.86

(1) Non-accruing loans have been included in the average loan balances for purposes of this computation.
(2) Net interest spread is the difference between the yield on average interest-earning assets and the yield on average interest-paying liabilities stated on a tax equivalent basis using a federal rate of 21% for 2025, 2024 and 2023. The net interest spread increased 71 basis points in 2025 compared to 2024 and the net interest spread decreased 23 basis points in 2024 compared to 2023.
(3) Net interest margin is net interest income, on a tax equivalent basis, divided by average interest-earning assets. The net interest margin increased 67 basis points in 2025. The net interest margin decreased 8 basis points in 2024 compared to 2023.

The Federal Open Market Committee met eight times during 2025. The federal funds target rate decreased to 3.75% as of December 31, 2025 from 4.50% as of December 31, 2024. Interest rates on loans are generally affected by the target rate since interest rates for the U.S. Treasury market normally correlate to the Federal Reserve Board federal funds rate. In the pricing of loans and deposits, the Bank considers the U.S. Treasury indexes as benchmarks in determining interest rates. As of December 31, 2025, the average rate indexes for the one, three and five year indexes were 3.48%, 3.55% and 3.73%, respectively. The one year index decreased 16.35% compared to December 31, 2024, the one, three and five year indexes were 4.16%, 4.27% and 4.38%, respectively.

Current Expected Credit Losses and Allowance for Credit Losses (ACL)

Credit loss expense was $12.33 million for the year ended December 31, 2025 compared to expense of $2.21 million in 2024, an increase of expense of $10.12 million. The credit loss expense includes an increase of expense of $1.60 million related to the ACL on off-balance sheet credit exposures for the year ended December 31, 2025 compared to $2.21 million benefit for 2024. Credit loss expense is the amount necessary to adjust the allowance for credit losses to the level considered by management to appropriately account for the estimated current expected credit losses within the Bank's loan portfolio. Also, under CECL, a significant component in estimating expected credit losses are economic forecasts such as Iowa unemployment and National real gross domestic product (GDP). The Company believes that credit loss expense is expected to be dependent on the Company's loan growth, local economic conditions and asset quality. The percentage of the allowance to outstanding loans was 1.63% and 1.48% at December 31, 2025 and 2024, respectively. The credit loss expense was $12.33 million in 2025, and $2.21 million in 2024 and $15.62 million in 2023. Loan charge-offs net of recoveries were $3.46 million in 2025, loan charge-offs net of recoveries were $2.89 million in 2024 and loan recoveries net of charge-offs were $6.97 million in 2023. Management has determined that the allowance for credit losses was appropriate at December 31, 2025, and that the loan portfolio is diversified and secured, without undue concentration in any specific risk area. This process involves a high degree of management judgment. However, the allowance for credit losses is based on a comprehensive and well-documented applied analysis of the Company's loan portfolio. This analysis takes into consideration all available information existing as of the financial statement date, including environmental factors such as economic, industry, geographical and political factors. The relative level of allowance for credit losses is reviewed and compared to industry peers. This review encompasses levels of total nonperforming loans and overall levels of net charge-offs. However, there is no assurance losses will not exceed the allowance, and any growth in the loan portfolio or uncertainty in the general economy will require that management continue to evaluate the adequacy of the ACL and make additional provisions in future periods as deemed necessary.

Through the credit risk rating process, loans are reviewed to determine if they are performing in accordance with the original contractual terms. If the borrower has failed to comply with the original contractual terms, further action may be required by the Company, including a downgrade in the credit risk rating, movement to nonaccrual status, a charge-off or the establishment of a specific reserve. In the event a collateral shortfall is identified during the credit review process, the Company will work with the borrower for a principal reduction payment and/or a pledge of additional collateral and/or additional guarantees. In the event that these options are not available, the loan may be subject to a downgrade of the credit risk rating. If we determine that a loan amount, or portion thereof, is uncollectible, the loan's credit risk rating is immediately downgraded and the uncollectible amount is charged-off. The Bank's credit and legal departments undertake a thorough and ongoing analysis to determine if an additional specific reserve and/or charge-offs are appropriate and to begin a workout plan for the loan to minimize realized loss.

In certain circumstances, the Bank may modify various terms of a loan to maximize the collection of amounts due. Refer to Note 3 for a summary of modifications made to loans in 2025 and 2024. Generally, the borrower is experiencing financial difficulties, so concessionary modification is granted to the borrower that otherwise would not be considered.

The Bank regularly reviews loans in the portfolio and assesses whether the loans are nonperforming. If the loans are nonperforming, the Bank determines if a specific reserve is appropriate. In addition, the Bank's management also reviews and, where determined necessary, provides allowances for particular loans based upon (1) reviews of specific borrowers and (2) management's assessment of areas that management considers are of higher credit risk, including loans that have been modified.

Collateral-dependent loans decreased $2.06 million from December 31, 2024 to December 31, 2025. Collateral-dependent loans include any loan that has been placed on nonaccrual status, accruing loans past due 90 days or more and loans made to borrowers with financial difficulties. Collateral-dependent loans also include loans that, based on management's evaluation of current information and events, the Company expects to be unable to collect in full according to the contractual terms of the original loan agreement. Collateral-dependent loans were 0.88% of loans held for investment as of December 31, 2025 and 0.97% as of December 31, 2024. The decrease in collateral-dependent loans is primarily due to a decrease in nonaccrual loans of $6.31 million. There were no significant changes noted in the extent to which collateral secures collateral-dependent loans. A description of the Bank's credit quality indicators are discussed in Note 3 to the Company's Consolidated Financial Statements.

The following table summarizes the Company's collateral dependent loans and non-performing assets as of December 31 for each of the years presented:

	2025	2024	2023	2022	2021
	(Amounts In Thousands)				
Nonaccrual loans	$ 17,613	$ 23,926	$ 30,888	$ 6,815	$ 8,491
Accruing loans past due 90 days or more (1)	2,537	866	545	553	201
Loans with specific reserves, credit cards for 2025	175	192	1,665	307	20
Loan modifications to borrowers experiencing financial difficulties	7,834	6,741	4,087	—	—
2025-2023 Other non-performing loans; 2022 and prior former troubled debt restructurings ("TDR loans")(2)	1,306	1,770	3,159	5,905	7,921
Total non-performing loans	$ 29,465	$ 33,495	$ 40,344	$ 13,580	$ 16,633
Other real estate	452	1,035	—	—	—
Non-performing assets (includes collateral dependent loans and other real estate)	$ 29,917	$ 34,530	$ 40,344	$ 13,580	$ 16,633
Loans held for investment	$3,564,732	$3,438,171	$3,438,423	$3,108,113	$2,660,233
Ratio of allowance for credit losses to loans held for investment	1.63 %	1.48 %	1.44 %	1.33 %	1.33 %
Ratio of allowance for credit losses to non-performing loans	197.54	152.08	122.47	305.15	213.25
Ratio of non-performing loans to total loans held for investment	0.83	0.97	1.17	0.44	0.63
Ratio of non-performing assets to total assets	0.64	0.75	0.93	0.34	0.41

(1) The accruing loans past due 90 days or more are still believed to be adequately collateralized. Loans are placed on nonaccrual status when management believes the collection of future principal and interest is not reasonably assured.

(2) Total TDR loans were $7.66 million and $10.20 million as of December 31, 2022 and 2021, respectively. Included in the total nonaccrual loans were $1.75 million and $2.28 million of TDR loans as of December 31, 2022 and 2021, respectively.

The ratio of allowance for credit losses to non-performing loans increased to 197.54% as of December 31, 2025 compared to 152.08% as of December 31, 2024. The increase in 2025 is primarily due to the increase in the allowance for credit losses and the decrease in nonaccrual loans compared to 2024. The ratio of non-performing loans to total gross loans was 0.83% and 0.97% at December 31, 2025 and 2024, respectively. The decrease in the 2025 ratio is primarily due to the decrease in nonaccrual loans.

Other factors that are considered in determining the credit quality of the Company's loan portfolio are the vacancy rates for both residential and commercial space, current equity the borrower has in the property and overall financial strength of the customer including cash flow to continue to fund loan payments. The Company also considers the state of the total economy including unemployment levels. In most instances, the borrowers have used in their rental projections of income at least a 10.00% vacancy rate. As of December 31, 2025, the unemployment levels in Johnson County and Linn County were 2.40% and 3.40%, respectively, compared to 2.20% and 3.20% in December of 2024. These levels compare favorably to the State of Iowa at 3.50% and the national unemployment level at 4.40% in December 2025 compared to 3.20% and 4.10%, respectively in December 2024.

The State of Iowa vacancy rate is 7.30% and the national rate is 7.20% with the Midwest rate at 7.20%. These vacancy rates one year ago were 8.40%, 6.90% and 7.20%, respectively, so are slightly lowered compared to the prior year. The Company continues to consider those vacancy rates among other factors in its current evaluation of the real estate portion of its loan portfolio. Vacancy rates may continue to rise in 2026 and affect the overall quality of the loan portfolio.

See Note 3 to the Company's Consolidated Financial Statements for additional disclosures on loans.

SUMMARY OF CREDIT LOSS EXPERIENCE ON LOANS

The allowance for credit losses is also affected by the charge-offs and recoveries for the periods presented. For the years ended December 31, 2025, 2024 and 2023, recoveries were $3.53 million, $3.99 million, and $1.67 million, respectively; charge-offs were $6.99 million, $6.88 million, and $8.64 million in 2025, 2024 and 2023, respectively.

Overall credit quality may deteriorate in 2026. Such deterioration could cause increases in non-performing loans, allowance for credit losses, credit loss expense and net charge-offs. Management will monitor changing market conditions as a part of its allowance for credit loss methodology. The following table summarizes the Bank's credit loss experience on loans for the years ended December 31 for each of the years presented:

	Agricultural	Commercial and Financial	Real Estate: Construction and land development	Real Estate: Mortgage, farmland	Real Estate: Mortgage, 1 to 4 family	Real Estate: Mortgage, multi-family and commercial	Other	Total
				(Amounts In Thousands)				
2025								
Allowance for credit losses:								
Beginning balance	$ 674	$ 10,217	$ 2,393	$ 3,252	$ 22,929	$ 10,353	$ 1,122	$50,940
Charge-offs	(39)	(2,128)	(428)	—	(1,375)	(1,297)	(1,722)	(6,989)
Recoveries	180	1,635	77	42	650	517	428	3,529
Credit loss (benefit) expense	(397)	2,166	1,740	(816)	4,394	2,627	1,010	10,724
Ending balance	$ 418	$ 11,890	$ 3,782	$ 2,478	$ 26,598	$ 12,200	$ 838	$58,204
Net charge-offs/(net recoveries) to average net loans outstanding	(0.12)%	0.17 %	0.10 %	(0.02)%	0.05 %	0.08 %	1.73 %	0.10 %

	Agricultural	Commercial and Financial	Real Estate: Construction and land development	Real Estate: Mortgage, farmland	Real Estate: Mortgage, 1 to 4 family	Real Estate: Mortgage, multi-family and commercial	Other	Total
				(Amounts In Thousands)				
2024								
Allowance for credit losses:								
Beginning balance	$ 2,516	$ 8,750	$ 6,482	$ 3,429	$ 18,552	$ 8,156	$ 1,525	$49,410
Charge-offs	(669)	(2,568)	(739)	(39)	(1,151)	(224)	(1,490)	(6,880)
Recoveries	100	1,197	886	37	964	430	378	3,992
Credit loss (benefit) expense	(1,273)	2,838	(4,236)	(175)	4,564	1,991	709	4,418
Ending balance	$ 674	$ 10,217	$ 2,393	$ 3,252	$ 22,929	$ 10,353	$ 1,122	$50,940
Net charge-offs/(net recoveries) to average net loans outstanding	0.49 %	0.45 %	(0.04)%	— %	0.01 %	(0.02)%	1.34 %	0.08 %

	Agricultural	Commercial and Financial	Real Estate: Construction and land development	Real Estate: Mortgage, farmland	Real Estate: Mortgage, 1 to 4 family	Real Estate: Mortgage, multi-family and commercial	Other	Total
				(Amounts In Thousands)				
2023								
Allowance for credit losses:								
Beginning balance	$ 2,542	$ 6,259	$ 4,189	$ 2,989	$ 14,208	$ 9,416	$ 1,837	$41,440
Charge-offs	(781)	(3,214)	(2,066)	(21)	(467)	(869)	(1,219)	(8,637)
Recoveries	72	556	13	56	446	256	267	1,666
Credit loss (benefit) expense	683	5,149	4,346	405	4,365	(647)	640	14,941
Ending balance	$ 2,516	$ 8,750	$ 6,482	$ 3,429	$ 18,552	$ 8,156	$ 1,525	$49,410
Net charge-offs/(net recoveries) to average net loans outstanding	0.62 %	0.92 %	0.60 %	(0.01)%	— %	0.07 %	1.11 %	0.21 %

	Agricultural	Commercial and Financial	Real Estate: Construction and land development	Real Estate: Mortgage, farmland	Real Estate: Mortgage, 1 to 4 family	Real Estate: Mortgage, multi-family and commercial	Other	Total
				(Amounts In Thousands)				
2022								
Allowance for credit losses:								
Beginning balance	$ 2,261	$ 4,269	$ 2,300	$ 3,433	$ 11,498	$ 10,498	$ 1,211	$35,470
Charge-offs	(357)	(447)	—	(40)	(729)	(51)	(589)	(2,213)
Recoveries	83	584	48	296	898	361	153	2,423
Credit loss (benefit) expense	555	1,853	1,841	(700)	2,541	(1,392)	1,062	5,760
Ending balance	$ 2,542	$ 6,259	$ 4,189	$ 2,989	$ 14,208	$ 9,416	$ 1,837	$41,440
Net charge-offs/(net recoveries) to average net loans outstanding	0.25 %	(0.06)%	(0.02)%	(0.10)%	(0.01)%	(0.04)%	0.52 %	(0.01)%

	Agricultural	Commercial and Financial	Real Estate: Construction and land development	Real Estate: Mortgage, farmland	Real Estate: Mortgage, 1 to 4 family	Real Estate: Mortgage, multi-family and commercial	Other	Total
				(Amounts In Thousands)				
2021								
Allowance for credit losses:								
Beginning balance	$ 2,508	$ 4,885	$ 2,319	$ 4,173	$ 12,368	$ 9,415	$ 1,402	$37,070
Impact of adopting ASC 326	(328)	298	327	763	522	1,396	(232)	2,746
Charge-offs	(106)	(136)	(3)	(1)	(482)	(265)	(323)	(1,316)
Recoveries	142	1,103	94	25	964	263	152	2,743
Credit loss (benefit) expense	45	(1,881)	(437)	(1,527)	(1,874)	(311)	212	(5,773)
Ending balance	$ 2,261	$ 4,269	$ 2,300	$ 3,433	$ 11,498	$ 10,498	$ 1,211	$35,470
Net charge-offs/(net recoveries) to average net loans outstanding	(0.04)%	(0.38)%	(0.05)%	(0.01)%	(0.05)%	— %	0.20 %	(0.05)%

ALLOCATION OF THE ALLOWANCE FOR CREDIT LOSSES

The following table presents the allowance for credit losses by type of loans, the percentage of the allocation for each category to the total allowance and the percentage of all loans in each category to total loans as of December 31, 2025, 2024, 2023, 2022 and 2021:

	2025			2024		
	Amount	% of Total Allowance	% of Loans to Total Loans	Amount	% of Total Allowance	% of Loans to Total Loans
	(In Thousands)			(In Thousands)		
Agricultural	$ 418	0.72 %	3.34 %	$ 674	1.32 %	3.45 %
Commercial and financial	11,890	20.43	8.29	10,217	20.06	8.69
Real estate:						
Construction, 1 to 4 family residential	617	1.06	2.52	280	0.55	2.31
Construction, land development and commercial	3,165	5.44	6.97	2,113	4.15	8.13
Mortgage, farmland	2,478	4.26	7.76	3,252	6.38	8.02
Mortgage, 1 to 4 family first liens	20,959	36.01	35.40	18,210	35.75	34.15
Mortgage, 1 to 4 family junior liens	5,639	9.69	4.02	4,719	9.26	4.12
Mortgage, multi-family	2,345	4.03	13.87	2,828	5.55	14.33
Mortgage, commercial	9,855	16.93	15.85	7,525	14.77	14.49
Loans to individuals	826	1.42	0.81	1,109	2.18	1.03
Obligations of state and political subdivisions	12	0.01	1.17	13	0.03	1.28
	$ 58,204	100.00 %	100.00 %	$ 50,940	100.00 %	100.00 %

	2023			2022		
Agricultural	$ 2,516	5.09 %	3.37 %	$ 2,542	6.13 %	3.63 %
Commercial and financial	8,750	17.71	8.93	6,259	15.10	8.67
Real estate:						
Construction, 1 to 4 family residential	1,113	2.25	2.33	1,111	2.68	2.97
Construction, land development and commercial	5,369	10.87	9.13	3,078	7.43	6.31
Mortgage, farmland	3,429	6.94	8.18	2,989	7.21	8.25
Mortgage, 1 to 4 family first liens	14,664	29.68	35.52	11,147	26.91	36.40
Mortgage, 1 to 4 family junior liens	3,888	7.87	4.20	3,061	7.39	4.02
Mortgage, multi-family	4,255	8.61	13.70	4,435	10.70	14.06
Mortgage, commercial	3,901	7.90	12.12	4,981	12.02	12.96
Loans to individuals	1,247	2.52	1.17	1,397	3.37	1.18
Obligations of state and political subdivisions	278	0.56	1.35	440	1.06	1.55
	$ 49,410	100.00 %	100.00 %	$ 41,440	100.00 %	100.00 %

| | 2021 | | |
	Amount	% of Total Allowance	% of Loans to Total Loans
	(In Thousands)		
Agricultural	$ 2,261	6.37 %	4.02 %
Commercial and financial	4,269	12.04	8.35
Real estate:			
Construction, 1 to 4 family residential	818	2.31	3.03
Construction, land development and commercial	1,482	4.18	4.77
Mortgage, farmland	3,433	9.68	8.75
Mortgage, 1 to 4 family first liens	8,340	23.52	34.19
Mortgage, 1 to 4 family junior liens	3,158	8.90	4.30
Mortgage, multi-family	3,715	10.47	14.39
Mortgage, commercial	6,783	19.12	15.09
Loans to individuals	771	2.17	1.23
Obligations of state and political subdivisions	440	1.24	1.88
	$ 35,470	100.00 %	100.00 %

The Company believes that the allowance for credit losses is at a level commensurate with the overall risk exposure of the loan portfolio. However, if economic conditions deteriorate, certain borrowers may experience difficulty and the level of non-performing loans, charge-offs and delinquencies could rise and require increases in the allowance for credit losses. The Company will continue to monitor the adequacy of the allowance on a quarterly basis and will consider the impact of economic conditions on the borrowers' ability to repay, loan collateral values, past collection experience, the risk characteristics of the loan portfolio and such other factors that deserve current recognition.

Noninterest Income

The following table sets forth the various categories of noninterest income for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,			$ Change		% Change	
	2025	2024	2023	2025/2024	2024/2023	2025/2024	2024/2023
	(Amounts in thousands)						
Net gain on sale of loans	$ 1,637	$ 2,342	$ 1,541	$ (705)	$ 801	(30.10)%	51.98 %
Trust fees	17,141	15,261	13,578	1,880	1,683	12.32	12.40
Service charges and fees	13,114	12,923	12,946	191	(23)	1.48	(0.18)
Other noninterest income	2,090	1,512	541	578	971	38.23	179.48
Loss on sale of investment securities	(9,633)	(5,217)	$ —	(4,416)	(5,217)	84.65	—
	$ 24,349	$ 26,821	$ 28,606	$ (2,472)	$ (1,785)	(9.22)%	(6.24)%

The noninterest income of the Company was $24.35 million in 2025 compared to $26.82 million in 2024. The decrease of $2.47 million in 2025 was the result of a combination of factors discussed below.

The net gain on the sale of loans was $1.64 million and $2.34 million for the years ended December 31, 2025 and 2024, respectively, a decrease of 30.10% for the year ended December 31, 2025 compared to the same period in 2024. The amount of the net gain on sale of secondary market mortgage loans in each year can vary significantly. The volume of activity in these types of loans is directly related to the level of interest rates as well as the current origination and refinancing activity. The servicing of the loans sold into the secondary market is not retained by the Company so these loans do not provide an ongoing stream of income.

Trust fees were $17.14 million and $15.26 million for the years ended December 31, 2025 and 2024, respectively, an increase of 12.32% for the year ended December 31, 2025 compared to the same period in 2024. This is primarily driven by the increase in assets under management of $400.74 million from $2.912 billion as of December 31, 2024 to $3.313 billion as of December 31, 2025 and increased investment transaction activity. The trust assets that are the most volatile are those that are held in common stocks, which amount to approximately 65% of assets under management. In 2025, the Dow Jones Industrial Average increased 12.97%.

The Company completed a balance sheet repositioning related to its investment securities portfolio at the end of 2025. This consisted of multiple sales of lower-yielding AFS debt securities in 2025, resulting in a pre-tax realized loss on the sales of $9.63 million in total. The sale of these securities was done for the sole purpose of an investment portfolio repositioning. The securities sales executed as part of the Company's balance sheet repositioning strategy in 2025 resulted in realized losses recognized in earnings, while also contributing to the improvement in accumulated other comprehensive loss and positioning the investment portfolio for enhanced yield and reduced interest rate sensitivity in future periods. Management does not currently anticipate additional material balance-sheet repositioning losses of a similar magnitude.

Other noninterest income categories experienced marginal period-to-period fluctuations for the year ended December 31, 2025.

Noninterest Expenses

The following table sets forth the various categories of noninterest expenses for the year ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,			$ Change		% Change	
	2025	2024	2023	2025/2024	2024/2023	2025/2024	2024/2023
	(Amounts in thousands)						
Salaries and employee benefits	$ 46,176	$ 44,548	$ 44,897	$ 1,628	$ (349)	3.65 %	(0.78)%
Occupancy	4,688	4,266	4,408	422	(142)	9.89	(3.22)
Loss on disposal of property and equipment	1,071	—	—	1,071	—	100.00	—
Furniture, equipment and software	7,456	6,757	6,835	699	(78)	10.34	(1.14)
Office supplies and postage	2,167	2,043	1,879	124	164	6.07	8.73
Advertising and business development	3,128	2,970	2,851	158	119	5.32	4.17
Outside services	16,513	14,021	13,791	2,492	230	17.77	1.67
FDIC insurance assessment	2,018	1,922	1,807	96	115	4.99	6.36
Other noninterest expense	3,296	3,706	1,929	(410)	1,777	(11.06)	92.12
	$ 86,513	$ 80,233	$ 78,397	$ 6,280	$ 1,836	7.83 %	2.34 %

Total noninterest expenses were $86.51 million and $80.23 million for the years ended December 31, 2025 and 2024, respectively. The increase is $6.28 million or 7.83% in 2025 and an increase of $1.84 million or 2.34% in 2024.

Salaries and employee benefits increased $1.63 million or 3.65% in 2025 primarily due to annual salary adjustments.

Occupancy expenses increased $422,000 or 9.89% in 2025. The primary reasons for the increase are increased bank building ground maintenance and bank building repairs and maintenance.

Furniture, equipment and software increased $699,000 or 10.34% in 2025. This is primarily due to the yearly rate increase in software maintenance contracts.

The amounts for 2025 include a loss on disposal of property and equipment of $1.07 million as a result of prior period property and equipment disposals of $36.47 million which were corrected in the current period and are discussed further in Note 1.

Outside services increased $2.49 million or 17.77% in 2025. This is primarily driven by $1.11 million increase of professional fees related to internal control testing and improvements. Additional increases were a $487,000 increase in debit card and data processing expenses as well as a $434,000 increase in other real estate owned losses over the prior year end.

Other noninterest expense categories experienced marginal period-to-period fluctuations for the year ended December 31, 2025.

Income Taxes

Income tax expense was $15.19 million, $12.60 million, and $10.30 million for the years ended December 31, 2025, 2024 and 2023, respectively. Income taxes as a percentage of income before income taxes were 20.07% in 2025, 20.93% in 2024 and 21.24% in 2023. See Note 11 *Income Taxes* for additional information.

Effects of Inflation

The consolidated financial statements and the accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the measurement of financial position and operating results in terms of historical dollar amounts without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact in the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services. Liquidity and interest rate adjustments are features of the Company's asset/liability management, which are important to the maintenance of acceptable performance levels. Item 7A of this Form 10-K contains a more thorough discussion of interest rate risk. The Company attempts to maintain a balance between monetary assets and monetary liabilities to offset the potential effects of changing interest rates.

Liquidity and Capital Resources

The objective of liquidity management is to ensure the availability of sufficient cash flows to fund operations, to meet depositor withdrawals, to provide for our customers' credit needs and to meet maturing obligations and existing commitments. The Company's principal source of funds is deposits. Other sources include loan principal repayments, proceeds from the maturity and sale of investment securities, federal funds purchased, advances from the FHLB, advances on bank lines of credit, brokered deposit relationships and funds provided by operations. Liquidity management is conducted on both a daily and a long-term basis. Investments in liquid assets are adjusted based on expected loan demand, projected loan and investment securities maturities and payments, expected deposit flows and the objectives set by the Company's asset-liability management, liquidity and contingency funding policies.

The Company has historically maintained a stable deposit base and a relatively low level of large deposits, which has mitigated the volatility in the Company's liquidity position. Deposit inflows and outflows can vary widely based on prevailing market interest rates, competition, economic conditions, our business customers' liquidity needs and by recent developments in the financial services industry. Uninsured deposits as of December 31, 2025 and 2024 were approximately $733.97 million and $719.62 million, respectively, which comprised 21.79% and 21.51% of total deposits.

As of December 31, 2025, the Company had additional borrowing capacity available from the FHLB of $986.75 million. The Company had $64.33 million outstanding in FHLB borrowings as of December 31, 2025 with maturities through 2030. The Company also had $586.88 million outstanding in FHLB daily reset advances as of December 31, 2025. In addition, the Company had $175.00 million in borrowing capacity available through secured and unsecured lines of credit with correspondent banks with no borrowings under those federal funds lines as of December 31, 2025. During 2025 the Company paid off its outstanding balance of $109.00 million in the Bank Term Funding Program. Finally, the Company had $105.54 million in borrowing capacity available through the Federal Reserve Discount Window with no borrowings as of December 31, 2025.

On an unconsolidated basis, the Company had cash balances of $2.96 million as of December 31, 2025. In 2025, the Company received dividends of $26.32 million from its subsidiary Bank and used those funds to pay dividends to its stockholders of $10.32 million and to fund purchases of treasury stock under the 2005 Stock Repurchase Program. The total purchase of treasury stock under the 2005 Stock Repurchase Program totaled $15.63 million and $12.90 million for the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, stockholders' equity, before deducting for the maximum cash obligation related to the ESOP, was $602.71 million and $540.94 million, respectively. This measure of stockholders' equity as a percent of total assets was 12.97% at December 31, 2025 and 11.79% at December 31, 2024. As of December 31, 2025, total equity, after deducting the maximum cash value related to the ESOP, was 11.80% of assets compared to 10.74% of assets at the prior year end.

The Company and the Bank are subject to the Federal Deposit Insurance Corporation Improvement Act of 1991, and the Bank is subject to Prompt Corrective Action Rules as determined and enforced by the Federal Reserve. These regulations establish minimum capital requirements that member banks must maintain.

The Bank is classified as "well-capitalized" by FDIC capital guidelines. For more information regarding regulatory capital requirements, see the section under Part I, Item 1 to this 10-K captioned "Supervision and Regulation."

On a consolidated basis, 2025 cash flows from operations provided $68.81 million, proceeds from maturities of investments available for sale provided $167.28 million and proceeds from FHLB borrowings, FHLB daily reset advances and Bank Term Funding Program borrowings provided $1.743 billion. These cash flows were invested in multiple areas including $250.17 million in purchases of investment securities and $130.48 million of loans made to customers. In addition, $3.67 million was used to purchase property and equipment.

The Bank has a contingency funding plan to address liquidity issues in times of crisis. The primary source of funding will be the Bank's customer deposit base. The Bank has established alternative sources of funding available to increase liquidity. The availability of the funding sources is tested on an annual basis. The Bank performs quarterly stress testing to determine if the Bank has an appropriate amount of funding sources to address potential liquidity needs. At December 31, 2025, the Bank had total outstanding loan commitments and unused portions of lines of credit totaling $686.44 million (see Note 16 to the Company's Consolidated Financial Statements). Management believes that its liquidity levels are sufficient at this time, but the Bank may increase its liquidity by limiting the growth of its assets, by selling more loans in the secondary market or selling portions of loans to other banks through participation agreements. Another liquidity source includes obtaining additional funds from the Federal Home Loan Bank (FHLB). As of December 31, 2025, the Bank can obtain an additional $986.75 million from the FHLB based on the current real estate mortgage loans held. In addition, the Bank has arranged $175.00 million of credit lines at three banks. Investment securities are pledged to secure a credit line of $50.00 million, while the other credit lines are unsecured. Other liquidity sources include various sources of brokered deposits.

The following table shows outstanding balances, weighted average interest rates at year end, maximum month-end balances, average month-end balances and weighted average interest rates of Federal Home Loan Bank borrowings during 2025, 2024 and 2023:

	2025	2024	2023
	(Amounts In Thousands)		
Outstanding balance as of December 31	$ 64,333	$ 127,050	$ 296,648
Weighted average interest rate at year end	4.05 %	5.22 %	5.55 %
Maximum month-end balance	600,621	359,895	296,648
Average month-end balance	344,950	191,346	94,413
Weighted average interest rate for the year	4.45 %	5.22 %	5.55 %

The following tables show outstanding balances, weighted average interest rates at year end, maximum month-end balances, average month-end balances and weighted average interest rates of FHLB daily reset advances and bank term funding program borrowings during 2025, 2024 and 2023:

	2025	2024	2023
Bank Term Funding Program	(Amounts In Thousands)		
Outstanding balance as of December 31	$ —	$ 109,000	$ 219,000
Weighted average interest rate at year end	— %	4.77 %	5.29 %
Maximum month-end balance	—	219,000	219,000
Average month-end balance	4,395	214,726	8,900
Weighted average interest rate for the year	5.17 %	4.77 %	5.29 %
FHLB Daily Reset Advances			
Outstanding balance as of December 31	$ 586,882	$ 437,636	$ —
Weighted average interest rate at year end	3.98 %	5.31 %	— %
Maximum month-end balance	588,740	437,636	286,119
Average month-end balance	293,265	118,113	205,315
Weighted average interest rate for the year	4.43 %	5.31 %	5.31 %

The Bank has off-balance sheet commitments to fund additional borrowings of customers. Contractual commitments to fund loans are met from the proceeds of federal funds sold or investment securities and additional borrowings. Many of the contractual commitments to extend credit will not be funded because they represent the credit limits on credit cards and home equity lines of credits.

As disclosed in Note 16 to the Company's Consolidated Financial Statements, the Company has certain obligations and commitments to make future payments under contracts. The following table summarizes significant contractual obligations and other commitments as of December 31, 2025:

	Payments Due By Period				
	(Amounts In Thousands)				
	Total	Less Than One Year	One - Three Years	Three - Five Years	More Than Five Years
Contractual obligations:					
Long-term debt obligations	$ 651,215	$ 586,882	$ 40,000	$ 24,333	$ —
Operating lease obligations	1,001	318	611	72	—
Total contractual obligations:	$ 652,216	$ 587,200	$ 40,611	$ 24,405	$ —
Other commitments:					
Lines of credit	$ 675,284	$ 482,597	$ 147,828	$ 41,219	$ 3,640
Standby letters of credit	11,152	5,806	1,387	1,119	2,840
Total other commitments	$ 686,436	$ 488,403	$ 149,215	$ 42,338	$ 6,480

The Company and the Bank have no additional material commitments or plans that will materially affect liquidity or capital resources. Property and equipment may be acquired in cash purchases, or they may be financed if favorable terms are available.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

The Company's primary market risk exposure is to changes in interest rates. Interest rate risk is the risk to current or anticipated earnings or capital arising from movements in interest rates. Interest rate risk arises from repricing risk, basis risk, yield curve risk and options risk. Repricing risk is the difference between the timing of rate changes and the timing of cash flows. Basis risk is the difference from changing rate relationships among different yield curve affecting Company activities. Yield curve risk is the difference from changing rate relationships across the spectrum of maturities. Option risk is the difference resulting from interest-related options embedded in Company products. The Company's primary source of interest rate risk exposure arises from repricing risk. To measure this risk the Company uses a static gap measurement system that identifies the repricing gaps across the full maturity spectrum of the Company's assets and liabilities and an earnings simulation approach. The gap schedule is known as the interest rate sensitivity report. The report reflects the repricing characteristics of the Company's assets and liabilities. The report details the calculation of the gap ratio. This ratio indicates the amount of interest-earning assets repricing within a given period in comparison to the amount of interest-bearing liabilities repricing within the same period of time. A gap ratio of 1.0 indicates a matched position, in which case the effect on net interest income due to interest rate movements will be minimal. A gap ratio of less than 1.0 indicates that more liabilities than assets reprice within the time period, and a ratio greater than 1.0 indicates that more assets reprice than liabilities.

The Company's asset/liability management, or its management of interest rate risk, is focused primarily on evaluating and managing net interest income given various risk criteria. Factors beyond the Company's control, such as market interest rates and competition, may also have an impact on the Company's interest income and interest expense. In the absence of other factors, the Company's overall yield on interest-earning assets will increase as will its cost of funds on its interest-bearing liabilities when market interest rates increase over an extended period of time. Inversely, the Company's yields and cost of funds will decrease when market rates decline. The Company is able to manage these swings to some extent by attempting to control the maturity or rate adjustments of its interest-earning assets and interest-bearing liabilities over given periods of time.

The Company maintains an Asset/Liability Committee, which meets at least quarterly to review the interest rate sensitivity position and to review and develop various strategies for managing interest rate risk within the context of the following factors: 1) capital adequacy, 2) asset/liability mix, 3) economic outlook, 4) market characteristics and 5) the interest rate forecast. In addition, the Company uses a simulation model to review various assumptions relating to interest rate movement. The Company engages a third party that utilizes a modeling program to measure the Company's exposure to potential interest rate changes. For various assumed hypothetical changes in market interest rates, this analysis measures the estimated change in net interest income. The simulations allow for ongoing assessment of interest rate sensitivity and can include the impact of potential new business strategies. The modeled scenarios begin with a base case in which rates are unchanged and include parallel and nonparallel rate shocks. The results of these shocks are measured in two forms: first, the impact on the net interest margin and earnings over one and two year time frames; and second, the impact on the theoretical market value of equity. The results of the simulation are compared against approved policy limits. The model attempts to limit rate risk even if it appears the Company's asset and liability maturities are perfectly matched and a favorable interest margin is present. The Company's policy is to generally maintain a balance between profitability and interest rate risk.

The Company uses derivative financial instruments, when needed, to manage the impact of changes in interest rates on future interest income or interest expense. The Company is exposed to credit-related losses in the event of nonperformance by the counterparties to these derivative instruments, but believes the risk of these losses has been minimized by entering into the contracts with large, stable financial institutions.

In order to minimize the potential effects of adverse material and prolonged increases or decreases in market interest rates on the Company's operations, management has implemented an asset/liability program designed to mitigate the Company's interest rate sensitivity. The program emphasizes the origination of adjustable rate loans, which are held in the portfolio, the investment of excess cash in short or intermediate term interest-earning assets, and the solicitation of transaction deposit accounts, which are less sensitive to changes in interest rates and can be re-priced rapidly.

The table set forth below includes the portion of the balances in interest-bearing checking, savings and money market accounts that management has estimated to mature within one year. The classifications are used because the Company's historical data indicates that these have been very stable deposits without much interest rate fluctuation. Historically, these accounts would not need to be adjusted upward as quickly in a period of rate increases so the interest risk exposure would be less than the re-pricing schedule indicates. The FHLB borrowings are classified based on either their due date or if they are callable on their most likely call date based on the interest rate.

	Repricing Maturities Immediately	Days 2-30	Days 31-90	Days 91-180	Days 181-365	More Than One Year	Total
				(Amounts in Thousands)			
Earning assets:							
Excess Cash	$ 6,915	$ —	$ —	$ —	$ —	$ —	$ 6,915
Federal funds sold	247	—	—	—	—	—	247
Investment securities	—	5,175	9,555	45,323	27,381	900,213	987,647
Loans	12,501	359,864	101,124	242,593	305,583	2,551,405	3,573,070
Total earning assets	19,663	365,039	110,679	287,916	332,964	3,451,618	4,567,879
Sources of funds:							
Interest-bearing checking and savings accounts	105,344	—	—	—	—	1,836,145	1,941,489
Certificates of deposit	—	135,679	209,709	309,471	132,736	42,521	830,116
FHLB borrowings	—	—	—	—	—	64,333	64,333
Short-term borrowings	586,882	—	—	—	—	—	586,882
	692,226	135,679	209,709	309,471	132,736	1,942,999	3,422,820
Other sources, primarily noninterest-bearing	—	—	—	—	—	1,141,545	1,141,545
Total sources	692,226	135,679	209,709	309,471	132,736	3,084,544	4,564,365
Interest Rate Gap	$ (672,563)	$ 229,360	$ (99,030)	$ (21,555)	$ 200,228	$ 367,074	$ 3,514
Cumulative Interest Rate Gap at December 31, 2025	$ (672,563)	$ (443,203)	$ (542,233)	$ (563,788)	$ (363,560)	$ 3,514	
Gap Ratio	0.03	2.69	0.53	0.93	2.51	1.12	
Cumulative Gap Ratio	0.03	0.46	0.48	0.58	0.75	1.00	

Based on the data following, net interest income should decline with instantaneous increases in interest rates while net interest income should increase with instantaneous declines in interest rates. Generally, during periods of increasing interest rates, the Company's interest rate sensitive liabilities would re-price faster than its interest rate sensitive assets causing a decline in the Company's interest rate spread and margin. This would tend to reduce net interest income because the resulting increase in the Company's cost of funds would not be immediately offset by an increase in its yield on earning assets. In times of decreasing interest rates, fixed rate assets could increase in value and the lag in re-pricing of interest rate sensitive assets could be expected to have a positive effect on the Company's net interest income.

The following table, which presents balances and related weighted average interest rates by expected maturity dates, provides information about the Company's loans, investment securities and deposits that are sensitive to changes in interest rates.

	2026	2027	2028	2029	2030	Thereafter	Total	Fair Value
				(Amounts In Thousands)				
Assets:								
Loans, fixed:								
Balance	$ 479,790	$ 371,339	$ 299,772	$ 276,622	$ 447,608	$ 302,121	$2,177,252	$ 2,363,895
Average interest rate	5.57 %	5.12 %	4.65 %	6.38 %	5.82 %	6.50 %	5.00 %	
Loans, variable:								
Balance	$ 214,921	$ 22,397	$ 14,172	$ 4,593	$ 10,619	$1,120,778	$1,387,480	$ 1,069,733
Average interest rate	5.40 %	6.79 %	6.47 %	6.34 %	5.46 %	6.20 %	5.09 %	
Investments (1):								
Balance	$ 118,814	$ 62,908	$ 126,884	$ 140,527	$ 116,927	$ 421,587	$ 987,647	$ 987,647
Average interest rate	4.36 %	4.03 %	4.35 %	4.16 %	4.54 %	4.57 %	4.41 %	
Liabilities:								
Liquid deposits (2):								
Balance	$ —	$ —	$ —	$ —	$ —	$ —	$1,941,489	$ 1,736,860
Average interest rate	— %	— %	— %	— %	— %	— %	1.22 %	
Deposits, certificates:								
Balance	$ 786,535	$ 30,091	$ 9,880	$ 2,195	$ 1,415	$ —	$ 830,116	$ 826,907
Average interest rate	3.10 %	2.12 %	1.79 %	86.00 %	74.00 %	— %	5.92 %	

(1) Includes all available-for-sale investments and Federal Home Loan Bank stock.
(2) Includes NOW and other demand, savings and money market funds.

Item 8. Consolidated Financial Statements and Supplementary Data

The consolidated financial statements and supplementary data are included on pages 56 through 119.

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors, and Audit Committee
Hills Bancorporation
Hills, Iowa

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Hills Bancorporation (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2026, expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Loans

Description of the Matter

The Company's allowance for credit losses on loans (the "ACL") was $58.2 million at December 31, 2025. As more fully described in *Notes 1 and 3* to the financial statements, the ACL is an estimate of lifetime expected credit losses. The Company uses a discounted cash flow (DCF) model to estimate expected losses for most of the Company's loan pools that exhibit similar risk characteristics. This model calculates an expected loss percentage for each loan class by considering the probability of default, using life-of-loan analysis periods for all loan segments, and the historical severity of loss, based on the aggregate net lifetime losses incurred per loan class. For each of these loan pools, the Company generates cash flow projections at the instrument level adjusting payment expectations for estimated prepayment speed, curtailments, time to recovery, probability of default, and loss given default. Additional qualitative adjustments are applied for risk factors that are not considered within the modeling process but are relevant in assessing the expected credit losses within the loan pools. Management utilizes a qualitative factor framework to provide a qualitative estimate of the expected credit losses inherent in the loan portfolio in relation to potential limitations of the quantitative model. Loans that do not share risk characteristics are evaluated on an individual basis.

We identified the qualitative adjustment component of the ACL as a critical audit matter. The principal considerations for our determination included the high degree of subjectivity, particularly as it relates to the qualitative factor framework included in the ACL and the overall aggregation of qualitative factors, and therefore, applying audit procedures required a higher degree of auditor judgment and subjectivity. In addition, during 2025, the Company identified a material weakness in internal control over financial reporting related to controls surrounding the framework used to determine qualitative adjustments to the ACL, which increased the extent of auditor judgment and audit effort necessary to evaluate the reasonableness of management's qualitative factors and their aggregation.

How We Addressed the Matter in Our Audit

The primary procedures we performed related to this critical audit matter included:

- Obtained an understanding of the Company's process for establishing the qualitative adjustment estimation process used in the ACL, including the key assumptions used to develop the qualitative adjustment framework.

- Obtained an understanding and evaluated and tested the design and operating effectiveness of controls relating to management's estimate of the ACL, including controls over:

  ◦ The completeness and accuracy of loan data; and

  ◦ The identification of key qualitative factors, including whether the key qualitative factor adjustments are adequately supported and accurately applied.

  ◦ The qualitative adjustment framework, including controls over governing the development, approval and application of management's maximum loss rate used to constrain the qualitative allowance available for allocation.

- Evaluated the reasonableness of the key assumptions and data used to develop the qualitative adjustment framework, including considering the key data's completeness and accuracy within the model.

- Evaluated the mathematical accuracy of the ACL model used, as well as the method for developing the qualitative adjustments.

- Evaluated the reasonableness of management's qualitative adjustments by developing independent expectations, assessing consistency with observed portfolio trends and external economic indicators, and evaluating whether the aggregation of qualitative factors appropriately reflected risks not captured by the quantitative model.

/s/ Forvis Mazars, LLP

We have served as the Company's auditor since 2012.

Springfield, Missouri

March 18, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors, and Audit Committee
Hills Bancorporation
Hills, Iowa

Opinion on the Internal Control Over Financial Reporting

We have audited Hills Bancorporation's (the "Company") internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment.

- The Company did not maintain effective controls over financial reporting, including certain management review controls and activity-level controls over the period-end financial reporting process and controls to ensure that i) period end financial statements to be filed are correct, and ii) our independent auditor has completed its procedures prior to the filing of period-end financial statements.

- The Company did not maintain effective controls over the review, posting, and approval of manual journal entries.

- The Company did not maintain effective controls over the identification and disclosure of related party transactions.

- The Company did not maintain effective controls over the framework used to determine the qualitative component of the allowance for credit losses on loans and the review process to ensure qualitative adjustments are accurately determined and applied.

- The Company did not maintain effective controls over the determination of estimated useful lives and the timely identification and recording of dispositions of property and equipment.

- Management lacks sufficient depth and structure in the oversight of the financial reporting function and has insufficient staffing levels with specialized technical accounting and internal control expertise to effectively design controls and perform an adequate level of review over the period-end financial reporting process.

These material weaknesses were considered in determining the nature, timing, and extent of auditing procedures applied in our audit of the Company's consolidated financial statements, and this report does not affect our report dated March 18, 2026, on those consolidated financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, and our report dated March 18, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Forvis Mazars, LLP

Springfield, Missouri

March 18, 2026

HILLS BANCORPORATION

CONSOLIDATED BALANCE SHEETS
December 31, 2025 and 2024
(Amounts In Thousands, Except Shares)

ASSETS	2025	2024
Cash and cash equivalents	$ 42,114	$ 123,399
Investment securities available for sale at fair value (amortized cost 2025 $957,295; 2024 $979,855) (Notes 1, 2 and 14)	955,584	944,136
Stock of Federal Home Loan Bank	32,063	28,024
Loans held for sale	8,047	3,971
Loans, net of allowance for credit losses (2025 $58,204; 2024 $50,940) (Notes 1, 3, and 13)	3,506,819	3,387,521
Property and equipment, net (Note 4)	36,040	35,868
Tax credit real estate	8,241	8,854
Accrued interest receivable	23,404	21,403
Deferred income taxes, net (Notes 1 and 11)	18,467	21,132
Goodwill	2,500	2,500
Other assets	14,591	11,434
Total Assets	$ 4,647,870	$ 4,588,242
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Noninterest-bearing deposits	$ 596,230	$ 581,043
Interest-bearing deposits (Note 6)	2,771,605	2,765,090
Total deposits	3,367,835	3,346,133
Other short-term borrowings, including Bank Term Funding Program and FHLB daily reset advances (Note 7)	586,882	546,636
Federal Home Loan Bank borrowings (Note 8)	64,333	127,050
Accrued interest payable	3,453	9,912
Allowance for credit losses on off-balance sheet credit exposures (Note 3)	4,501	2,900
Other liabilities	18,157	14,667
Total Liabilities	4,045,161	4,047,298
Commitments and Contingencies (Notes 10 and 16)		
Redeemable Common Stock Held By Employee Stock		
Ownership Plan (ESOP) (Note 10)	54,475	48,257
Stockholders' Equity (Note 12)		
Common stock, no par value; authorized 20,000,000 shares; issued 2025 10,339,953 shares; 2024 10,346,920 shares	—	—
Paid in capital	65,183	64,644
Retained earnings	629,068	578,882
Accumulated other comprehensive loss (Note 9)	(1,304)	(27,300)
Treasury stock at cost (2025 1,556,890 shares; 2024 1,377,498 shares)	(90,238)	(75,282)
Total Stockholders' Equity	602,709	540,944
Less maximum cash obligation related to ESOP shares (Note 10)	54,475	48,257
Total Stockholders' Equity Less Maximum Cash Obligations Related To ESOP Shares	548,234	492,687
Total Liabilities & Stockholders' Equity	$ 4,647,870	$ 4,588,242

See Notes to Consolidated Financial Statements.

HILLS BANCORPORATION

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2025, 2024 and 2023
(Amounts In Thousands, Except Per Share Amounts)

	2025	2024	2023
Interest income:			
Loans, including fees	$ 195,651	$ 179,570	$ 154,675
Investment securities:			
Taxable	26,327	14,780	10,674
Nontaxable	11,328	7,735	4,741
Federal funds sold	468	1,355	829
Total interest income	233,774	203,440	170,919
Interest expense:			
Deposits	54,813	60,904	40,394
Other short-term borrowings	13,222	16,556	11,330
FHLB borrowings	15,559	10,157	5,309
Total interest expense	83,594	87,617	57,033
Net interest income	150,180	115,823	113,886
Credit loss expense (Note 3)	12,325	2,208	15,621
Net interest income after credit loss expense	137,855	113,615	98,265
Noninterest income:			
Net gain on sale of loans	1,637	2,342	1,541
Trust fees	17,141	15,261	13,578
Service charges and fees	13,114	12,923	12,946
Other noninterest income	2,090	1,512	541
Loss on sale of investment securities	(9,633)	(5,217)	—
	24,349	26,821	28,606
Noninterest expenses:			
Salaries and employee benefits	46,176	44,548	44,897
Occupancy	4,688	4,266	4,408
Furniture, equipment and software	7,456	6,757	6,835
Loss on disposal of property and equipment	1,071	—	—
Office supplies and postage	2,167	2,043	1,879
Advertising and business development	3,128	2,970	2,851
Outside services	16,513	14,021	13,791
FDIC insurance assessment	2,018	1,922	1,807
Other noninterest expenses	3,296	3,706	1,929
	86,513	80,233	78,397
Income before income taxes	75,691	60,203	48,474
Income taxes (Note 11)	15,189	12,599	10,298
Net income	$ 60,502	$ 47,604	$ 38,176
Earnings per share:			
Basic	$ 6.82	$ 5.26	$ 4.16
Diluted	6.81	5.26	4.16

See Notes to Consolidated Financial Statements.

HILLS BANCORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31, 2025, 2024 and 2023
(Amounts In Thousands)

		2025		2024		2023
Net income	$	**60,502**	$	47,604	$	38,176
Other comprehensive income (loss)						
Securities:						
Net change in unrealized gain (loss) on securities available for sale		**24,375**		(5,518)		18,780
Reclassification adjustment for net losses realized in net income		**9,633**		5,217		—
Income taxes		**(8,083)**		71		(4,719)
Other comprehensive income (loss) on securities available for sale		**25,925**		(230)		14,061
Derivatives used in cash flow hedging relationships:						
Net change in unrealized gain (loss) on derivatives		**93**		141		(233)
Income taxes		**(22)**		(35)		56
Other comprehensive gain (loss) on cash flow hedges		**71**		106		(177)
Other comprehensive income (loss), net of tax		**25,996**		(124)		13,884
Comprehensive income	$	**86,498**	$	47,480	$	52,060

See Notes to Consolidated Financial Statements.

HILLS BANCORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2025, 2024 and 2023
(Amounts In Thousands, Except Share Data)

	Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Maximum Cash Obligation Related To ESOP Shares	Total
Balance, December 31, 2022	$ 63,220	$ 512,841	$ (41,060)	$ (55,730)	$ (51,011)	$ 428,260
Issuance of 24,393 shares of common stock	965	—	—	665	—	1,630
Issuance of 6,550 shares of common stock under the employee stock purchase plan	398	—	—	—	—	398
Unearned restricted stock compensation	(217)	—	—	—	—	(217)
Forfeiture of 8,841 shares of common stock	(564)	—	—	—	—	(564)
Share-based compensation	25	—	—	—	—	25
Change related to ESOP shares	—	—	—	—	6,158	6,158
Net income	—	38,176	—	—	—	38,176
Cash dividends ($1.05 per share)	—	(9,688)	—	—	—	(9,688)
Purchase of 111,866 shares of common stock	—	—	—	(7,710)	—	(7,710)
Excise tax on shares repurchased	—	—	—	(66)	—	(66)
Other comprehensive income	—	—	13,884	—	—	13,884
Balance, December 31, 2023	$ 63,827	$ 541,329	$ (27,176)	$ (62,841)	$ (44,853)	$ 470,286
Issuance of 20,401 shares of common stock	849	—	—	563	—	1,412
Issuance of 5,864 shares of common stock under the employee stock purchase plan	362	—	—	—	—	362
Unearned restricted stock compensation	(93)	—	—	—	—	(93)
Forfeiture of 4,776 shares of common stock	(324)	—	—	—	—	(324)
Share-based compensation	23	—	—	—	—	23
Change related to ESOP shares	—	—	—	—	(3,404)	(3,404)
Net income	—	47,604	—	—	—	47,604
Cash dividends ($1.10 per share)	—	(10,051)	—	—	—	(10,051)
Purchase of 187,787 shares of common stock	—	—	—	(12,902)	—	(12,902)
Excise tax on shares repurchased	—	—	—	(102)	—	(102)
Other comprehensive loss	—	—	(124)	—	—	(124)
Balance, December 31, 2024	$ 64,644	$ 578,882	$ (27,300)	$ (75,282)	$ (48,257)	$ 492,687
Issuance of 21,213 shares of common stock	1,032	—	—	619	—	1,651
Issuance of 5,078 shares of common stock under the employee stock purchase plan	345	—	—	—	—	345
Unearned restricted stock compensation	(141)	—	—	—	—	(141)
Forfeiture of 12,045 shares of common stock	(794)	—	—	—	—	(794)
Share-based compensation	36	—	—	—	—	36
Exercise of stock options (1,935 shares)	60	—	—	60	—	120
Change related to ESOP shares	—	—	—	—	(6,218)	(6,218)
Net income	—	60,502	—	—	—	60,502
Cash dividends ($1.15 per share)	—	(10,316)	—	—	—	(10,316)
Purchase of 202,540 shares of common stock	—	—	—	(15,634)	—	(15,634)
Other comprehensive loss	—	—	25,996	—	—	25,996
Balance, December 31, 2025	$ 65,182	$ 629,068	$ (1,304)	$ (90,237)	$ (54,475)	$ 548,234

See Notes to Consolidated Financial Statements.

HILLS BANCORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2025, 2024 and 2023
(Amounts In Thousands)

	2025	2024	2023
Cash Flows from Operating Activities			
Net income	$ 60,502	$ 47,604	$ 38,176
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:			
Depreciation	2,428	2,243	2,315
Credit loss expense	12,325	2,208	15,621
Loss on sale of investment securities available for sale	9,633	5,217	—
Share-based compensation	36	23	25
Compensation expensed through issuance of common stock	1,651	1,412	1,630
Forfeiture of common stock	(794)	(324)	(564)
Provision for deferred income taxes	(2,500)	176	(1,873)
Purchase of state tax credits	(2,940)	—	—
Net (gain) loss on sale of other real estate owned and other repossessed assets	313	(122)	(154)
Loss from equity method investments	449	—	—
Net loss on disposal of property	1,071	616	—
(Increase) in accrued interest receivable	(2,001)	(1,617)	(4,004)
Net accretion of discount on investment securities	(3,228)	(944)	(480)
(Increase) in other assets	(4,007)	(851)	(2,596)
Amortization of operating lease right of use assets	266	258	292
Amortization of tax credit real estate investments	2,587	—	—
(Increase) Decrease in accrued interest and other liabilities	(2,906)	1,591	4,812
Loans originated for sale	(181,701)	(221,933)	(151,980)
Proceeds on sales of loans	179,262	222,327	153,161
Net gain on sales of loans	(1,637)	(2,342)	(1,541)
Net cash and cash equivalents provided by operating activities	**68,809**	55,542	52,840
Cash Flows from Investing Activities			
Proceeds from maturities of investment securities available for sale	167,282	243,712	116,083
Proceeds from sale of investment securities available for sale	99,040	129,830	509
Purchases of investment securities available for sale	(250,167)	(542,832)	(100,649)
Proceeds from sale of stock of Federal Home Loan Bank	61,266	37,262	13,794
Purchases of stock of Federal Home Loan Bank	(65,305)	(49,540)	(23,079)
Loans made to customers, net of collections	(130,477)	(3,664)	(337,687)
Proceeds on sale of other real estate owned	725	304	815
Proceeds from sale of property and equipment	—	4	—
Purchases of property and equipment	(3,670)	(4,501)	(3,027)
Investment in tax credit real estate	(2,423)	(2,376)	—
Net changes from tax credit real estate investment	—	1,432	1,242
Net cash and cash equivalents used in investing activities	**(123,729)**	(190,369)	(331,999)

(Continued)

HILLS BANCORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
Years Ended December 31, 2025, 2024 and 2023
(Amounts In Thousands)

	2025	2024	2023
Cash Flows from Financing Activities			
Net increase (decrease) in deposits	21,702	63,353	(74,587)
Net increase in other short-term borrowings	40,246	328,362	136,939
Principal payments on short-term FHLB borrowings	(1,439,935)	—	—
Proceeds from the issuance of short-term FHLB borrowings	1,397,785	—	—
Principal payments on long-term FHLB borrowings	(325,567)	(255,224)	—
Proceeds from the issuance of long-term FHLB borrowings	305,000	84,900	256,648
Borrowings from Federal Reserve Bank	—	1	3,005
Payments on Federal Reserve Bank borrowings	—	(1)	(3,005)
Proceeds from exercise of stock options	120	—	—
Excise tax paid on shares repurchased	(111)	(56)	—
Purchase of common stock	(15,634)	(12,902)	(7,710)
Proceeds from the issuance of common stock through the employee stock purchase plan	345	362	398
Dividends paid	(10,316)	(10,051)	(9,688)
Net cash and cash equivalents provided by (used in) financing activities	(26,365)	198,744	302,000
Increase (decrease) in cash and cash equivalents	(81,285)	63,917	22,841
Cash and cash equivalents:			
Beginning of year	123,399	59,482	36,641
End of year	$ 42,114	$ 123,399	$ 59,482
Supplemental Disclosures			
Cash payments for:			
Interest paid to depositors	$ 56,262	$ 60,020	$ 37,917
Interest paid on other obligations	33,791	23,787	14,408
Income taxes paid	6,458	9,889	12,054
Noncash financing activities:			
Increase (decrease) in maximum cash obligation related to ESOP shares	$ 6,218	$ 3,404	$ (6,158)
Transfers to other real estate owned	1,299	1,097	764
Sale and financing of other real estate owned	844	208	409
Right of use assets obtained in exchange for operating lease obligations	—	—	310

See Notes to Consolidated Financial Statements.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.   Nature of Activities and Significant Accounting Policies

Nature of activities: Hills Bancorporation (the "Company") is a holding company engaged in the business of commercial banking. The Company's subsidiary is Hills Bank and Trust Company, Hills, Iowa (the "Bank"), which is wholly-owned. The Bank is a full-service commercial bank extending its services to individuals, businesses, governmental units and institutional customers primarily in the communities of Hills, Iowa City, Coralville, North Liberty, Lisbon, Mount Vernon, Kalona, Wellman, Cedar Rapids, Marion, Washington and Williamsburg, Iowa.

The Bank competes with other financial institutions and non-financial institutions providing similar financial products. While the chief operating decision-makers monitor the revenue streams of the various products and services, operations are managed, and financial performance is evaluated on a Company-wide basis. Although the loan activity of the Bank is diversified with commercial and agricultural loans, real estate loans, automobile, installment and other consumer loans, the Bank's credit is concentrated in real estate loans.   Accordingly, all of the Company's operations are considered by management to be aggregated in one reportable operating segment.

Accounting estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain significant estimates: The allowance for credit losses, fair values of securities and other financial instruments, and share-based compensation expense involve certain significant estimates made by management. These estimates are reviewed by management routinely and it is reasonably possible that circumstances that exist at December 31, 2025 may change in the near-term and the effect could be material to the consolidated financial statements.

Principles of consolidation: The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue recognition: Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers* ("ASC 606"), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company's contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The majority of the Company's revenue-generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as loans, letters of credit and investment securities as these activities are not subject to the requirements of ASC 606. Interest income on loans and investment securities is recognized on the accrual method in accordance with written contracts. Loan origination fees of mortgage loans originated for sale are recognized when the loans are sold.

Descriptions of the Company's revenue-generating activities that are within the scope of ASC 606 are the following: Service charges and fees on deposit accounts represent general service fees for monthly account maintenance and activity- or transaction-based fees and consist of transaction-based revenue which includes interchange income, time-based revenue (service period), item-based revenue or some other individual attribute-based revenue. Revenue is recognized when the Company's performance obligation is completed which is generally monthly for account maintenance services or when a transaction has been completed (such as a wire transfer). Payment for such performance obligations are generally received at the time the performance obligations are satisfied. Trust income represents monthly fees due from wealth management customers as consideration for managing the customers' assets. Wealth management and trust services include custody of assets, investment management, fees for trust services and similar fiduciary activities. Revenue is recognized when our performance obligation is completed each month, which is generally the time that payment is received.

A contract asset balance occurs when an entity performs a service for a customer before the customer pays consideration (resulting in a contract receivable) or before payment is due (resulting in a contract asset). A contract liability balance is an entity's obligation to transfer a service to a customer for which the entity has already received payment (or payment is due) from the customer. As of December 31, 2025 and 2024, the Company did not have any significant contract balances.

HILLS BANCORPORATION

An entity is required to capitalize, and subsequently amortize into expense, certain incremental costs of obtaining a contract with a customer if these costs are expected to be recovered. The incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained (for example, sales commission). The Company utilizes the practical expedient which allows entities to immediately expense contract acquisition costs when the asset that would have resulted from capitalizing these costs would have been amortized in one year or less. The Company did not capitalize any contract acquisition costs for the years ending December 31, 2025 and 2024.

Cash and cash equivalents: The Company considers all investments with original maturities of three months or less to be cash equivalents. At December 31, 2025 and 2024, cash equivalents consisted primarily of deposits with other banks and federal funds sold. The Company maintains amounts in due from banks which, at times, may exceed federally insured limits. Management monitors these correspondent relationships, and the Company has not experienced any losses in such accounts.

Available-for-sale debt securities and the allowance for credit losses on available-for-sale debt securities: Available-for-sale ("AFS") securities consist of debt securities not classified as trading or held to maturity. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, net of the related deferred tax effect, are reported as a separate component of stockholders' equity. There were no trading or held to maturity securities as of December 31, 2025 or 2024.

Fair value measurement is based upon quoted market prices in active markets, if available. If quoted prices in active markets are not available, fair value is measured using pricing models or other model-based valuation techniques such as present value of future cash flows, which consider prepayment assumptions and other factors such as credit losses and market liquidity. Unrealized gains and losses are excluded from earnings and reported, net of tax, in other comprehensive income (loss) ("OCI"). Premiums on debt securities are amortized to the earliest call date and discounts on debt securities are accreted over the period to maturity of those securities. The method of amortization results in a constant effective yield on those securities (the interest method). Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

AFS debt securities in unrealized loss positions are evaluated for impairment related to credit losses at least quarterly. For AFS debt securities, a decline in fair value due to credit loss results in recording an allowance for credit losses to the extent the fair value is less than the amortized cost basis. Declines in fair value that have not been recorded through an allowance for credit losses, such as declines due to changes in market interest rates, are recorded through other comprehensive income, net of applicable taxes.

Impairment may result from credit deterioration of the issuer or collateral underlying the security. In performing an assessment of whether any decline in fair value is due to a credit loss, all relevant information is considered at the individual security level. For asset-backed securities performance indicators considered related to the underlying assets include default rates, delinquency rates, percentage of nonperforming assets, debt-to-collateral ratios, third-party guarantees, current levels of subordination, vintage, geographic concentration, analyst reports and forecasts, credit ratings and other market data. In assessing whether a credit loss exists, we compare the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an allowance for credit losses is recorded, limited to the amount the fair value is less than amortized cost basis.

If we intend to sell a debt security or more likely than not we will be required to sell the security before recovery of its amortized cost basis, the debt security is written down to its fair value and the write down is charged against the allowance for credit losses with any incremental impairment reported in earnings.

Accrued interest receivable on AFS debt securities, stock of the Federal Home Loan Bank, and Federal Reserve excess balance account totaled $6.81 million and $6.10 million at December 31, 2025 and 2024, respectively, and is excluded from the estimate of credit losses.

Stock of the Federal Home Loan Bank is carried at cost. The Company has evaluated the stock and determined there is no impairment.

Loans held for sale: Loans held for sale are stated at the lower of aggregate cost or estimated fair value. Loans are sold on a non-recourse basis with servicing released and gains and losses are recognized based on the difference between sales proceeds and the carrying value of the loan. The Company has had very few experiences of repurchasing loans previously sold into the secondary market. A specific reserve was not considered necessary based on the Company's historical experience with repurchase activity.

Loans held for investment: Loans are stated at the amount of unpaid principal, net of deferred loan fees, and reduced by the allowance for credit losses ("ACL"). Accrued interest receivable on loans held for investment totaled $16.59 million and $15.30 million at December 31, 2025 and 2024, respectively, and is excluded from the estimate of credit losses. Interest income is accrued on the unpaid principal balance. Nonrefundable loan fees and origination costs are deferred and recognized as a yield adjustment over the life of the related loan.

The accrual of interest income on loans is discontinued when, in the opinion of management, there is reasonable doubt as to the borrower's ability to meet payments of interest or principal when they become due, which is generally when a loan is 90 days or more past due. When a loan is placed on nonaccrual status, all previously accrued and unpaid interest is reversed. Loans are returned to an accrual status when all of the principal and interest amounts contractually due are brought current and repayment of the remaining contractual principal and interest is expected. A loan may also return to accrual status if additional collateral is received from the borrower and, in the opinion of management, the financial position of the borrower indicates that there is no longer any reasonable doubt as to the collection of the amount contractually due. Payment received on nonaccrual loans are applied first to principal. Once principal is recovered, any remaining payments received are applied to interest income. As of December 31, 2025 and 2024, none of the Company's nonaccrual loans were earning interest on a cash basis.

The policy for charging off loans is consistent throughout all loan categories. A loan is charged off based on criteria that includes but is not limited to: delinquency status, financial condition of the entire customer credit line and underlying collateral coverage, economic or external conditions that might impact full repayment of the loan, legal issues, overdrafts, and the customer's willingness to work with the Company.

Allowance for credit losses for loans held for investment: The allowance for credit losses is an estimate of expected losses inherent within the Company's existing loans held for investment portfolio. The allowance for credit losses for loans held for investment, as reported in our consolidated balance sheet, is adjusted by a credit loss expense, which is reported in earnings, and reduced by the charge-off of loan amounts, net of recoveries.

The loan loss estimation process involves procedures to appropriately consider the unique characteristics of loan portfolio segments which consist of agricultural, 1 to 4 family first and junior liens, commercial, and consumer lending. These segments are further disaggregated into loan classes, the level at which credit risk is monitored. For each of these pools, the Company generates cash flow projections at the instrument level wherein payment expectations are adjusted for estimated prepayment speed, curtailments, time to recovery, probability of default, and loss given default. The modeling of expected prepayment speeds, curtailment rates, and time to recovery are based on historical internal data. The following provides the credit quality indicators and risk elements that are most relevant and most carefully considered and monitored for each loan portfolio segment.

Agricultural - Agricultural operating loans include loans made to finance agricultural production and other loans to farmers and farming operations. Agricultural loans also include mortgage loans secured by farmland. Agricultural operating loans, most of which are secured by crops and machinery, are provided to finance capital improvement and farm operations as well as acquisitions of livestock and machinery. The ability of the borrower to repay may be affected by many factors outside of the borrower's control including adverse weather conditions, loss of livestock due to disease or other factors, declines in market prices for agricultural products and the impact of government regulations. The ultimate repayment of agricultural operating loans is dependent upon the profitable operation or management of the agricultural entity. Agricultural operating loans generally have a term of one year and may have a fixed or variable rate. The key economic forecast used in estimating expected credit losses for this segment is the Iowa unemployment rate.

Mortgage loans secured by farmland are made to individuals and businesses within the Company's trade area. The primary source of repayment is the cash flow generated by the collateral underlying the loan. The secondary repayment source would be the liquidation of the collateral. Terms for real estate loans secured by farmland range from one to ten years with an amortization period of 25 years or less. Generally, interest rates are fixed for mortgage loans secured by farmland. The key economic forecast used in estimating expected credit losses for this segment is the

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Iowa unemployment rate.

1 to 4 Family First and Junior Liens - The 1 to 4 family first and junior liens portfolio segment is comprised of the single family and home equity loan classes, which are underwritten after evaluating a borrower's capacity to repay, credit, and collateral. Several factors are considered when assessing a borrower's capacity, including the borrower's employment, income, current debt, assets, and level of equity in the property. Credit refers to how well a borrower manages their current and prior debts as documented by a credit report that provides credit scores and the borrower's current and past information about their credit history. Collateral refers to the type and use of property, occupancy, and market value. Property appraisals are obtained to assist in evaluating collateral. Loan-to-property value and debt-to-income ratios, loan amount, and lien position are also considered in assessing whether to originate a loan. These borrowers are particularly susceptible to downturns in economic trends such as conditions that negatively affect housing prices and demand and levels of unemployment. The key economic forecast used in estimating expected credit losses for this segment is the Iowa unemployment rate.

Commercial - The commercial loan portfolio segment is comprised of the commercial real estate mortgage, multifamily residential mortgage, construction/land development and commercial and financial loan classes, whose underwriting standards consider the factors described for single family and home equity loan classes as well as others when assessing the borrower's and associated guarantors or other related party's financial position. These other factors include assessing liquidity, the level and composition of net worth, leverage, considering all other lender amounts and position, an analysis of cash expected to flow through the obligors including the outflow to other lenders, vacancies and prior experience with the borrower. This information is used to assess adequate financial capacity, profitability, and experience. Ultimate repayment of these loans is sensitive to interest rate changes, general economic conditions, liquidity, and availability of long-term financing. The key economic forecast used in estimating expected credit losses for this segment is the Iowa unemployment rate.

Consumer Lending - The Bank offers consumer loans to individuals including personal loans and automobile loans. These consumer loans typically have shorter terms, lower balances, higher yields and higher risks of default than real estate-related loans. Consumer loans collections are dependent on the borrower's continuing financial stability and are more likely to be affected by adverse personal circumstances. Collateral for these loans generally includes automobiles, boats, recreational vehicles and real estate. However, depending on the overall financial condition of the borrower, some loans are made on an unsecured basis. The collateral securing these loans may depreciate over time, may be difficult to recover and may fluctuate in value based on condition. Key economic forecasts used in estimating expected credit losses for this segment include the Iowa unemployment rate and the National real gross domestic product.

Obligations of State and Political Subdivisions – The obligations of state and political subdivisions portfolio segment consists solely of tax-exempt loans made to state governments, municipalities, school districts, and other political subdivisions. Underwriting standards for this segment emphasize the borrower's legal authority to incur debt, the stability and diversity of pledged revenue sources, historical operating performance, budgetary trends, and the overall financial capacity of the governmental entity. Additional considerations include the strength of taxing authority, the predictability of revenue collections, the presence of voter or legislative appropriation requirements, and the entity's reliance on state or federal funding. Repayment of these obligations is generally supported by dedicated revenue streams or general obligation pledges, resulting in credit performance that has historically demonstrated low volatility and limited correlation with broader economic cycles. Given these characteristics, expected credit losses for this segment are estimated primarily using long-run historical loss experience and internal credit assessments, and do not incorporate specific forward-looking macroeconomic forecasts, as management has determined that traditional economic indicators do not meaningfully influence expected loss outcomes for this portfolio.

The allowance level is influenced by loan volumes, loan credit quality indicator migration or delinquency status, historic loss experience and other conditions influencing loss expectations, such as reasonable and supportable forecasts of economic conditions. The methodology for estimating the amount of expected credit losses reported in the allowance for credit losses has two basic components: first, a pooled component for estimated expected credit losses for pools of loans that share similar risk characteristics; and second, an asset-specific component involving individual loans that do not share risk characteristics with other loans and the measurement of expected credit losses for such individual loans. Depending on the nature of the pool of financial assets with similar risk characteristics, the Company uses a discounted cash flow method or remaining life method to estimate expected credit losses.

Discounted cash flow method: In estimating the component of the allowance for credit losses for loans that share similar risk characteristics with other loans, such loans are segregated into loan classes. Loans are designated into loan classes based on loans pooled by product types and similar risk characteristics or areas of risk concentration. In determining the allowance for credit losses, we derive an estimated credit loss assumption from a model that categorizes loan pools based on loan type and purpose. This model calculates an expected loss percentage for each loan class by considering the probability of default, using life-of-loan analysis periods for all loan segments, and the historical severity of loss, based on the aggregate net lifetime losses incurred per loan class. Such factors are used to adjust the historical probabilities of default and severity of loss so that they reflect management expectation of future conditions based on a reasonable and supportable forecast. Management utilizes a qualitative factor framework to provide a qualitative estimate of the expected credit losses inherent in the loan portfolio in relation to potential limitations of the quantitative model. The default and severity factors used to calculate the allowance for credit losses for loans that share similar risk characteristics with other loans are adjusted for differences between the historical period used to calculate historical default and loss severity rates and expected conditions over the remaining lives of the loans in the portfolio related to: (1) lending policies and procedures; (2) international, national, regional and local economic business conditions and developments that affect the collectability of the portfolio, including the condition of various markets; (3) the nature and volume of the loan portfolio including the terms of the loans; (4) the experience, ability, and depth of the lending management and other relevant staff; (5) the volume and severity of past due and adversely classified or graded loans and the volume of nonaccrual loans; (6) the quality of our loan review system; (7) the value of underlying collateral for collateral-dependent loans; (8) the existence and effect of any concentrations of credit and changes in the level of such concentrations; and (9) the effect of external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the existing portfolio.The framework provides for a level of risk approach to measure risk in each loan segment that may not be captured in the quantitative methodology, including improved risk environment, no additional risk, minimal additional risk, moderate risk and major or significant additional risk. The framework also includes a weighting component for management to consider which qualitative factors would have the highest impact on potential loan losses within each loan segment. Management uses the qualitative factor framework within the allowance for credit losses calculation to assess the risk level environment for each qualitative factor and weightings for each loan segment which is supported by various information including publicly available information, internal information specifically developed by management, or other relevant and reliable information.

The Company uses regression analysis of historical internal and peer data to determine which variables are best suited to be economic variables utilized when modeling lifetime probability of default and loss given default. This analysis also determines how expected probability of default and loss given default will react to forecasted levels of the economic variables.

For all DCF models, management has determined that four quarters represents a reasonable and supportable forecast period and reverts back to a historical loss rate over twelve quarters on a straight-line basis. Other internal and external indicators of economic forecasts are also considered by management when developing the forecast metrics.

Remaining life method: Expected credit losses for credit cards and overdrafts are determined through use of the remaining life method. The remaining life method utilizes average annual charge-off rates and remaining life to estimate the allowance for credit losses. This is done by estimating the amount and timing of principal payments expected to be received as payment for the balance outstanding as of the reporting period and applying those principal payments against the balance outstanding as of the reporting period along with the average annual charge-off rate until the expected payments have been fully allocated. Management applies the same qualitative factor framework for the remaining life method loan portfolios as the framework used for the discounted cash flow method loan portfolios.

Collateral dependent financial assets: For a loan that does not share risk characteristics with other loans, expected credit loss is measured based on net realizable value, that is, the difference between the discounted value of the expected future cash flows, based on the original effective interest rate, and the amortized cost basis of the loan. For these loans, we recognize expected credit loss equal to the amount by which the net realizable value of the loan is less than the amortized cost basis of the loan (which is net of previous charge-offs and deferred loan fees and costs), except when the loan is collateral dependent, that is, when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. In these cases, expected credit loss is measured as the difference between the amortized cost basis of the loan and the fair value of the collateral. The fair value of the collateral is adjusted for the estimated cost to sell if repayment or satisfaction of a loan is dependent on the sale (rather than only on the operation) of the collateral.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company's estimate of the ACL reflects losses expected over the contractual life of the assets, adjusted for estimated prepayments or curtailments. The contractual term does not consider extensions, renewals or modifications unless the Company has identified a modification including a concession to a borrower experiencing financial difficulties. A modification of a loan to a borrower experiencing financial difficulties occurs when two conditions are met: 1) the borrower is experiencing financial difficulty and 2) concessions are made for the borrower's benefit that would not otherwise be considered for a borrower or transaction with similar credit risk characteristics.

Allowance for credit losses on off-balance sheet credit exposures, including unfunded loan commitments: The Company maintains a separate allowance for credit losses from off-balance-sheet credit exposures, including unfunded loan commitments, which is disclosed on the balance sheet. Management estimates the amount of expected losses by calculating a commitment usage factor over the contractual period for exposures that are not unconditionally cancellable by the Company and applying the loss factors used in the ACL methodology to the results of the usage calculation to estimate the liability for credit losses related to unfunded commitments for each loan type. No credit loss estimate is reported for off-balance-sheet (OBS) credit exposures that are unconditionally cancellable by the Company, such as credit card receivables, or for undrawn amounts under such arrangements that may be drawn prior to the cancellation of the arrangement. The allowance for credit losses on OBS credit exposures is adjusted as credit loss expense. Categories of OBS credit exposures correspond to the loan portfolio segments described previously.

Transfers of financial assets: Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Credit related financial instruments: In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Tax credit real estate: Tax credit real estate represents three multi-family rental properties, three assisted living rental properties, a multi-tenant rental property for persons with disabilities, and a multi-family senior living rental property, all of which are affordable housing projects as of December 31, 2025. In addition, in July 2024, the Company made a tax equity investment in an entity to provide for the historic preservation of a mixed use property in Cedar Rapids, Iowa. The Company has a 99% or greater limited partnership interest in each limited partnership or company. The investment in each was completed after the projects had been developed by the general partner or managing member. On a regular basis, the Company evaluates recoverability of the carrying value of the tax credit real estate investments to determine if there are indications of impairment. This is measured by a comparison of the carrying amount of the investments to the future undiscounted cash flows expected to be generated by the investment properties, including the low-income housing tax credits and any estimated proceeds from eventual disposition. If there is an indication of impairment, a valuation allowance would be established with a charge to expense. There were no indications of impairment based on management's evaluation and therefore no valuation allowance was determined necessary as of December 31, 2025 and 2024. Depreciation expense is provided on a straight-line basis over the estimated useful life of the assets. Expenditures for normal repairs and maintenance are charged to expense as incurred.

The investments in tax credit real estate are recorded for all years presented using the equity method of accounting, with the exception of the investments in the affordable housing project and historic preservation project described below. The operations of the properties are not expected to contribute significantly to the Company's income before income taxes. However, the properties do contribute in the form of income tax credits, which lowers the Company's effective tax rate. Once established, the credits on each property last for ten years, five years for the historic preservation property, and are passed through from the limited partnerships or entity to the Company and reduces the consolidated federal tax liability of the Company.

In February 2021, the Company provided construction financing and contributed capital of $4.18 million to Del Ray Ridge LP, as limited partner, which owns and operates an affordable housing property in Iowa City, Iowa. The Company accounts for the investment in this tax credit real estate using the proportional amortization method as provided for under Accounting Standards Codification (ASC) 323-740. The investment qualifies for the proportional amortization method as it meets all of the criteria under ASC 323-740-25-1. Substantially all of the projected benefits are from tax credits and other tax benefits due to the minimum buyout clause included in the partnership agreement.

In July 2024, the Company provided construction financing and contributed capital of $2.38 million to SLE Iowa Building, LC, as investor member, which owns and operates a historically preserved mixed use property in Cedar Rapids, Iowa. Upon certain conditions being met, an additional $1.25 million of contributions to capital were made in February 2025. Additionally, a contribution of $1.19 million was made in September 2025 for a geothermal credit. The Company accounts for the investment in this tax credit real estate using the proportional amortization method as provided for under Accounting Standards Codification (ASC) 323-740. The investment qualifies for the proportional amortization method as it meets all of the criteria under ASC 323-740-25-1. Substantially all of the projected benefits are from tax credits and other tax benefits due to the minimum buyout clause included in the operating agreement

Property and equipment: Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of 10-40 years for buildings and improvements and 3-7 years for furniture and equipment.

Deferred income taxes: Deferred income taxes are provided under the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and net operating loss, and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.   The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Interest and penalties on unrecognized tax benefits are classified as other noninterest expense. As of December 31, 2025 and 2024, the Company had no material unrecognized tax benefits.

Goodwill: Goodwill represents the excess of cost over the fair value of the net assets acquired, and is not subject to amortization, but requires, at a minimum, annual impairment tests for intangibles that are determined to have an indefinite life.

Other real estate: Other real estate represents property acquired through foreclosures and settlements of loans. Property acquired is carried at the lower of the principal amount of the loan outstanding at the time of acquisition, plus any acquisition costs, or the estimated fair value of the property, less disposal costs. The Bank will obtain updated appraisals to determine the estimated fair value of the property based on the type of collateral securing the loan and the date of the latest appraisal. Subsequent write downs estimated on the basis of later valuations are charged to net loss on sale of other real estate owned and other repossessed assets. Net operating expenses incurred in maintaining such properties are charged to other non-interest expense within the outside services line on the statements of income. Net capital expenditures incurred are capitalized to the property. Other real estate is included in other assets on the consolidated balance sheets totaling $0.5 million and $1.0 million as of December 31, 2025 and 2024, respectively.

Derivative financial instruments: The Bank uses interest rate swaps as part of its interest rate risk management. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 815 establishes accounting and reporting standards for derivative instruments and hedging activities. The Bank records all interest rate swaps on the balance sheet at fair value. Derivatives used to hedge the exposure to variability in expected future cash flows are considered cash flow hedges. To qualify for hedge accounting, the Bank must comply with the detailed rules and documentation requirements at the inception of the hedge, and hedge effectiveness is assessed at inception and periodically throughout the life of the hedging relationship.

For derivatives designated as cash flow hedges, the changes in the fair value of the derivatives is initially reported in other comprehensive income and subsequently reclassified to interest income or expense when the hedged transaction affects earnings. The Bank assesses the effectiveness of each hedging relationship by comparing the cumulative changes in cash flows of the derivative hedging instruments with the cumulative changes in cash flows of the designated hedged item or transaction. No component of the change in the fair value of the hedging instrument is excluded from the assessment of hedge effectiveness.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Bank does not use derivatives for trading or speculative purposes.

Earnings per share: Basic earnings per share is computed using the weighted average number of actual common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that would occur from the exercise of common stock options outstanding. ESOP shares are considered outstanding for this calculation unless unearned.

The following table presents calculations of earnings per share:

	Year Ended December 31,		
	2025	2024	2023
	(Amounts In Thousands, except share and per share data)		
Computation of weighted average number of basic and diluted shares:			
Common shares outstanding at the beginning of the year	**8,969,422**	9,135,720	9,225,484
Weighted average number of net shares (redeemed)	**(92,534)**	(85,139)	(48,763)
Weighted average shares outstanding (basic)	**8,876,888**	9,050,581	9,176,721
Weighted average of potential dilutive shares attributable to stock options granted, computed under the treasury stock method	**1,236**	536	654
Weighted average number of shares (diluted)	**8,878,124**	9,051,117	9,177,375
Net income	**$ 60,502**	$ 47,604	$ 38,176
Earnings per share:			
Basic	**$ 6.82**	$ 5.26	$ 4.16
Diluted	**$ 6.81**	$ 5.26	$ 4.16

Stock awards and options: Compensation expense for stock and stock options issued through the stock award plan is accounted for using the fair value method prescribed by FASB ASC 718, "Share-Based Payment" ("ASC 718"). Under this method, compensation expense is measured and recognized for all stock-based awards made to employees and directors based on the fair value of each award as of the date of the grant.

Common stock held by ESOP: The Company's maximum cash obligation related to these shares is classified outside stockholders' equity because the shares are not readily traded and could be put to the Company for cash.

Treasury stock: Treasury stock is accounted for by the cost method, whereby shares of common stock reacquired are recorded at their purchase price.

Trust department assets: Property held for customers in fiduciary or agency capacities is not included in the accompanying consolidated balance sheets, as such items are not assets of the Company.

Release of income tax effects from accumulated other comprehensive income: The Company releases income tax effects from accumulated other comprehensive income ("AOCI") using the specific identification approach. Under this method, the income tax effects associated with each component of AOCI are released into income in the same period that the related pre-tax amounts are reclassified from AOCI to earnings. The Company does not reclassify any stranded tax effects related to changes in federal corporate tax rates and will release such amounts, if any, when the underlying AOCI component is subsequently reclassified to earnings.

Revision of Comparative Disclosure: During 2025, management identified that certain historical asset disposals had not been reflected in the Company's property and equipment subledger. The Company evaluated this matter in accordance with ASC 250, *Accounting Changes and Error Corrections*, and concluded that the omission was not qualitatively material to any previously issued financial statements. Because the Company presents property and equipment on the balance sheet on a net basis, this revision did not impact the Company's previously issued consolidated balance sheets, statements of income, statements of cash flows, or stockholders' equity. Accordingly, the Company revised the comparative gross presentation of property and equipment and accumulated depreciation within the related footnote disclosures for the year ended December 31, 2024. See Note 4 *Property and Equipment* for additional information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Effect of New Financial Accounting Standards

Accounting guidance adopted in 2025

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) *Improvements to Income Tax Disclosures*. The FASB is issuing this ASU to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this ASU require that public business entities on an annual basis disclose specific categories in the rate reconciliation, provide additional information for reconciling items that meet a quantitative threshold, disclose the amount of income taxes paid disaggregated by federal, state and foreign taxes and other disclosures. For public business entities, the amendments are effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company adopted this guidance as of December 31, 2025 on a retrospective basis. See Note 11 *Income Taxes* for additional information.

In March 2024, the FASB issued ASU 2024-01, Compensation - Stock Compensation (Topic 718) *Scope Application of Profits Interest and Similar Awards*. The FASB is issuing this ASU to improve generally accepted accounting principles by adding an illustrative example to demonstrate how an entity should apply the scope guidance to determine whether profits interest and similar awards ("profit interest awards") should be accounted for in accordance with Topic 718, Compensation - Stock Compensation. The illustrative example is intended to reduce 1) complexity in determining whether a profits interest award is subject to the guidance in Topic 718 and 2) existing diversity in practice. For public business entities, the amendments are effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied either (1) retrospectively to all prior periods presented in the financial statements or (2) prospectively to profits interest and similar awards granted or modified on or after the date at which the entity first applies the amendments. The adoption of the ASU on a prospective basis by the Company on January 1, 2025 did not have a material impact on the financial statements.

Accounting guidance pending adoption as of December 31, 2025

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): *Disaggregation of Income Statement Expenses*. This ASU requires public companies to disclose, in the notes to financial statements, specified information about certain costs and expenses at each interim and annual reporting period. Specifically, they will be required to:

- Disclose the amounts of (a) employee compensation; and (b) depreciation included in each relevant expense caption.
- Include certain amounts that are already required to be disclosed under current generally accepted accounting principles (GAAP) in the same disclosure as the other disaggregation requirements.
- Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively.
- Disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses.

This ASU is effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. A public business entity should apply ASU No. 2024-03 prospectively to financial statements issued for reporting periods beginning after the effective date of ASU No. 2024-03. The disclosures required ASU No. 2024-03 do not need to be included in financial statements for reporting periods beginning before the effective date that are being presented for comparative purposes with financial statements issued for periods after the effective date. The Company is in the process of evaluating the impact of this ASU on the financial statements.

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements, which provides targeted amendments intended to enable entities to apply hedge accounting to a broader range of highly effective economic hedges and to better align hedge accounting outcomes with risk-management activities. The amendments are effective for annual reporting periods beginning after December 15, 2026, including interim periods within those annual periods, and early adoption is permitted. The Company currently has no derivative positions outstanding; however, because it may enter into derivative or hedging relationships in future periods, the Company is evaluating the guidance to determine the potential impact on its consolidated financial statements and the method of adoption. At this time, the Company has not yet determined the expected impact of this update upon adoption.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270), which improves the navigability of the required interim disclosures, provides clarity as to when it is applicable, and provides additional guidance on what disclosures are required in interim reporting periods by establishing a disclosure principle. The guidance is effective for interim reporting periods beginning in 2028 and can be applied either prospectively or retrospectively. The Company is currently evaluating the updated guidance to assess the impact and determining its method of adoption

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, which provides technical corrections, clarifications, and other minor enhancements across numerous areas of the Accounting Standards Codification. The amendments address 33 issues, including clarifications related to diluted earnings per share, lease receivable disclosures, and other areas where existing guidance was ambiguous or difficult to apply. The amendments are effective for annual reporting periods beginning after December 15, 2026, including interim periods within those annual periods. ASU 2025-12 contains mixed transition requirements. Issue 4, relating to diluted EPS, must be adopted retrospectively, while all other amendments may be applied either prospectively or retrospectively, at the entity's election on an issue-by-issue basis. The Company is currently evaluating the impact of ASU 2025-12 on its accounting policies, processes, and disclosures; however, the Company does not expect adoption of this update to have a material effect on its consolidated financial statements.

Note 2.   Investment Securities

The carrying values of investment securities at December 31, 2025 and December 31, 2024 are summarized in the following table (Amounts in Thousands):

	December 31, 2025		December 31, 2024	
	Amount	**Percent**	Amount	Percent
Securities available for sale				
U.S. Treasury	$ **255,527**	**26.74 %**	$ 288,462	30.55 %
U.S. Government Agency and GSE securities	**4,658**	**0.49 %**	14,848	1.57 %
State and political subdivisions	**382,645**	**40.04 %**	362,736	38.42 %
Mortgage-backed securities and collateralized mortgage obligations	**312,754**	**32.73 %**	278,090	29.46 %
Total securities available for sale	$ **955,584**	**100.00 %**	$ 944,136	100.00 %

Investment securities have been classified in the consolidated balance sheets according to management's intent. Available-for-sale securities consist of debt securities not classified as trading or held to maturity. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, net of the related deferred tax effect, are reported as a separate component of stockholders' equity. Municipal bonds are comprised of general obligation bonds and revenue bonds issued by various municipal corporations. As of December 31, 2025 and 2024, all securities held were rated investment grade based upon external ratings where available and, where not available, based upon management knowledge of the local issuers and their financial situations. The Company had no securities designated as trading or held to maturity in its portfolio at December 31, 2025 or 2024.

The carrying amount of available-for-sale securities and their approximate fair values were as follows (Amounts in Thousands):

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Amortized Cost		Gross Unrealized Gains		Gross Unrealized (Losses)		Allowance for Credit Losses		Estimated Fair Value	
December 31, 2025:										
U.S. Treasury	$	**253,925**	$	**2,316**	$	**(714)**	$	**—**	$	255,527
U.S. Government Agency and GSE securities		**4,687**		**—**		**(29)**		**—**		4,658
State and political subdivisions		**388,685**		**3,214**		**(9,254)**		**—**		382,645
Mortgage-backed securities and collateralized mortgage obligations		**309,998**		**3,258**		**(502)**		**—**		312,754
Total	$	**957,295**	$	**8,788**	$	**(10,499)**	$	**—**	$	955,584
December 31, 2024:										
U.S. Treasury	$	294,210	$	215	$	(5,963)	$	—	$	288,462
U.S. Government Agency and GSE securities		15,010		—		(162)		—		14,848
State and political subdivisions		383,244		832		(21,340)		—		362,736
Mortgage-backed securities and collateralized mortgage obligations		287,391		54		(9,355)		—		278,090
Total	$	979,855	$	1,101	$	(36,820)	$	—	$	944,136

The amortized cost and estimated fair value of available-for-sale securities classified according to their contractual maturities at December 31, 2025, were as follows (in thousands) below.

	Amortized Cost		Fair Value	
Due in one year or less	$	85,825	$	85,131
Due after one year through five years		265,158		266,472
Due after five years through ten years		85,820		79,833
Due over ten years		210,494		211,394
	$	647,297	$	642,830
Mortgage-backed securities and collateralized mortgage obligations		309,998		312,754
	$	957,295	$	955,584

Expected maturities of MBS may differ from contractual maturities because the mortgages underlying the securities may be called or prepaid without any penalties. Therefore, these securities are not included in the maturity categories in the above summary.

As of December 31, 2025, investment securities with a market value of $154.03 million were pledged to collateralize other borrowings. As of December 31, 2025, there were no holdings of securities of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of stockholders' equity.

Sales proceeds and gross realized gains and losses on available-for-sale securities were as follows (in thousands):

	December 31, 2025		December 31, 2024	
Sale proceeds	$	99,040	$	129,830
Gross realized gains		—		—
Gross realized losses		(9,633)		(5,217)

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2025 and 2024 (Amounts in Thousands):

	Less than 12 months				12 months or more				Total			
2025												
Description of Securities	#	Fair Value	Unrealized Loss	%	#	Fair Value	Unrealized Loss	%	#	Fair Value	Unrealized Loss	%
U.S. Treasury	6	$ 29,972	$ (69)	0.23 %	23	$ 61,637	$ (645)	1.05 %	29	$ 91,609	$ (714)	0.78 %
U.S. Government Agency and GSE securities	1	4,658	(29)	0.62	—	—	—	—	1	4,658	(29)	0.62
State and political subdivisions	78	47,697	(446)	0.94	518	159,124	(8,808)	5.54	596	206,821	(9,254)	4.47
Mortgage-backed securities and collateralized mortgage obligations	7	77,518	(382)	0.49	4	19,920	(120)	0.60	11	97,438	(502)	0.52
	92	$ 159,845	$ (926)	0.58 %	545	$240,681	$ (9,573)	3.98 %	637	$ 400,526	$ (10,499)	2.62 %

	Less than 12 months				12 months or more				Total			
2024												
Description of Securities	#	Fair Value	Unrealized Loss	%	#	Fair Value	Unrealized Loss	%	#	Fair Value	Unrealized Loss	%
U.S. Treasury	32	$115,094	$ (2,555)	2.22 %	44	$ 125,590	$ (3,408)	2.71 %	76	$ 240,684	$ (5,963)	2.48 %
U.S. Government Agency and GSE securities	—	—	—	—	6	14,848	(162)	1.09	6	14,848	(162)	1.09
State and political subdivisions	369	140,021	(2,844)	2.03	663	163,330	(18,496)	11.32	1,032	303,351	(21,340)	7.03
Mortgage-backed securities and collateralized mortgage obligations	35	225,680	(2,904)	1.29	18	41,222	(6,451)	15.65	53	266,902	(9,355)	3.51
	436	$480,795	$ (8,303)	1.73 %	731	$ 344,990	$ (28,517)	8.27 %	1,167	$ 825,785	$ (36,820)	4.46 %

The Company considered the following information in reaching the conclusion that the unrealized losses disclosed in the table above are not attributable to credit losses. None of the unrealized losses in the above table were due to the deterioration in the credit quality of any of the issues that might result in the non-collection of contractual principal and interest. The unrealized losses are due to changes in interest rates. The Company completed several balance sheet repositioning transactions related to its investment securities portfolio throughout the last four months of 2025. This consisted of the sale of lower-yielding AFS debt securities resulting in a pre-tax realized loss on the sales of $9.63 million in total for 2025. All of the proceeds from the sale of these securities were used to purchase AFS debt securities at higher yields to improve income going forward, while maintaining the liquidity provided by the investment portfolio. Management has concluded that it is more likely than not that the Company will not be required to sell these securities prior to recovery of the amortized cost basis. The securities are of high credit quality (investment grade credit ratings) and principal and interest payments are made timely with no payments past due as of December 31, 2025. The fair value is expected to recover as the securities approach maturity. The Company evaluates whether a credit loss exists by monitoring to ensure it has adequate credit support considering the nature of the investment, number and significance of investments in an unrealized loss position, collectability or delinquency issues, the underlying financial statements of the issuers, credit ratings and subsequent changes thereto, and other available relevant information. Considering the above factors, management has determined that no allowance for credit losses is necessary for the securities portfolio as of December 31, 2025.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3.   Loans

Classes of loans are as follows:

	December 31,	
	2025	2024
	(Amounts In Thousands)	
Agricultural	**$ 118,924**	$ 118,678
Commercial and financial	**295,618**	298,917
Real estate:		
Construction, 1 to 4 family residential	**89,807**	79,451
Construction, land development and commercial	**248,292**	279,589
Mortgage, farmland	**276,790**	275,768
Mortgage, 1 to 4 family first liens	**1,261,877**	1,174,083
Mortgage, 1 to 4 family junior liens	**143,317**	141,550
Mortgage, multi-family	**494,282**	492,762
Mortgage, commercial	**565,177**	498,078
Loans to individuals	**28,763**	35,301
Obligations of state and political subdivisions	**41,885**	43,994
	3,564,732	3,438,171
Net unamortized fees and costs	**291**	290
	3,565,023	3,438,461
Less allowance for credit losses	**58,204**	50,940
	$ 3,506,819	$ 3,387,521

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in the allowance for credit losses (ACL) on loans for the years ended December 31, 2025, 2024 and 2023 are as follows:

	Agricultural	Commercial and Financial	Real Estate: Construction and land development	Real Estate: Mortgage, farmland	Real Estate: Mortgage, 1 to 4 family	Real Estate: Mortgage, multi-family and commercial	Other	Total
				(Amounts In Thousands)				
2025								
ACL on loans:								
Beginning balance	$ 674	$ 10,217	$ 2,393	$ 3,252	$ 22,929	$ 10,353	$ 1,122	$ 50,940
Charge-offs	(39)	(2,128)	(428)	—	(1,375)	(1,297)	(1,722)	(6,989)
Recoveries	180	1,635	77	42	650	517	428	3,529
Credit loss (benefit) expense	(397)	2,166	1,740	(816)	4,394	2,627	1,010	10,724
Ending balance	$ 418	$ 11,890	$ 3,782	$ 2,478	$ 26,598	$ 12,200	$ 838	$ 58,204

	Agricultural	Commercial and Financial	Real Estate: Construction and land development	Real Estate: Mortgage, farmland	Real Estate: Mortgage, 1 to 4 family	Real Estate: Mortgage, multi-family and commercial	Other	Total
				(Amounts In Thousands)				
2024								
ACL on loans:								
Beginning balance	$ 2,516	$ 8,750	$ 6,482	$ 3,429	$ 18,552	$ 8,156	$ 1,525	$ 49,410
Charge-offs	(669)	(2,568)	(739)	(39)	(1,151)	(224)	(1,490)	(6,880)
Recoveries	100	1,197	886	37	964	430	378	3,992
Credit loss (benefit) expense	(1,273)	2,838	(4,236)	(175)	4,564	1,991	709	4,418
Ending balance	$ 674	$ 10,217	$ 2,393	$ 3,252	$ 22,929	$ 10,353	$ 1,122	$ 50,940

	Agricultural	Commercial and Financial	Real Estate: Construction and land development	Real Estate: Mortgage, farmland	Real Estate: Mortgage, 1 to 4 family	Real Estate: Mortgage, multi-family and commercial	Other	Total
				(Amounts In Thousands)				
2023								
ACL on loans:								
Beginning balance	$ 2,542	$ 6,259	$ 4,189	$ 2,989	$ 14,208	$ 9,416	$ 1,837	$ 41,440
Charge-offs	(781)	(3,214)	(2,066)	(21)	(467)	(869)	(1,219)	(8,637)
Recoveries	72	556	13	56	446	256	267	1,666
Credit loss (benefit) expense	683	5,149	4,346	405	4,365	(647)	640	14,941
Ending balance	$ 2,516	$ 8,750	$ 6,482	$ 3,429	$ 18,552	$ 8,156	$ 1,525	$ 49,410

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in the ACL for off-balance sheet credit exposures for the years ended December 31, 2025, 2024 and 2023 were as follows:

Year Ended December 31, 2025

	Agricultural	Commercial and Financial	Real Estate: Construction and land development	Real Estate: Mortgage, farmland	Real Estate: Mortgage, 1 to 4 family	Real Estate: Mortgage, multi-family and commercial	Other	Total
	(Amounts In Thousands)							
ACL for off-balance sheet credit exposures:								
Beginning balance	$ 147	$ 1,753	$ 486	$ 13	$ 412	$ 46	$ 43	$ 2,900
Credit loss (benefit) expense	(59)	623	768	58	145	46	20	1,601
(Charge-offs), net recoveries	—	—	—	—	—	—	—	—
Ending balance	$ 88	$ 2,376	$ 1,254	$ 71	$ 557	$ 92	$ 63	$ 4,501

Year Ended December 31, 2024

	Agricultural	Commercial and Financial	Real Estate: Construction and land development	Real Estate: Mortgage, farmland	Real Estate: Mortgage, 1 to 4 family	Real Estate: Mortgage, multi-family and commercial	Other	Total
	(Amounts In Thousands)							
ACL for off-balance sheet credit exposures:								
Beginning balance	$ 283	$ 1,407	$ 2,841	$ 73	$ 363	$ 88	$ 55	$ 5,110
Credit loss (benefit) expense	(136)	346	(2,355)	(60)	49	(42)	(12)	(2,210)
(Charge-offs), net recoveries	—	—	—	—	—	—	—	—
Ending balance	$ 147	$ 1,753	$ 486	$ 13	$ 412	$ 46	$ 43	$ 2,900

Year Ended December 31, 2023

	Agricultural	Commercial and Financial	Real Estate: Construction and land development	Real Estate: Mortgage, farmland	Real Estate: Mortgage, 1 to 4 family	Real Estate: Mortgage, multi-family and commercial	Other	Total
	(Amounts In Thousands)							
ACL for off-balance sheet credit exposures:								
Beginning balance	$ 525	$ 1,099	$ 2,126	$ 55	$ 471	$ 122	$ 32	$ 4,430
Credit loss (benefit) expense	(242)	308	715	18	(108)	(34)	23	680
(Charge-offs), net recoveries	—	—	—	—	—	—	—	—
Ending balance	$ 283	$ 1,407	$ 2,841	$ 73	$ 363	$ 88	$ 55	$ 5,110

Credit loss expense (benefit) for off-balance sheet credit exposures is included in credit loss expense on the consolidated statements of income for the years ended December 31, 2025, 2024 and 2023.

Management regularly reviews loans in the portfolio to assess credit quality indicators and to determine appropriate loan classification and grading in accordance with applicable bank regulations. The Company's risk rating methodology assigns risk ratings ranging from 1 to 6, where a higher rating represents higher risk. The Company differentiates its lending portfolios into loans sharing common risk characteristics for which expected credit loss is measured on a pool basis and loans not sharing common risk characteristics for which credit loss is measured individually.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The below are descriptions of the credit quality indicators:

Excellent – Excellent rated loans are prime quality loans covered by highly liquid collateral with generous margins or supported by superior current financial conditions reflecting substantial net worth, relative to total credit extended, and based on assets of a stable and non-speculative nature whose values can be readily verified. Identified repayment source or cash flow is abundant and assured. Loans are secured with cash, cash equivalents, or collateral with very low loan to values. The borrower would qualify for unsecured debt and guarantors provide excellent secondary support to the relationship. The borrower has a long-term relationship with Hills Bank, maintains high deposit balances and has an established payment history with Hills Bank and an established business in an established industry.

Good – Good rated loans are adequately secured by readily marketable collateral or good financial condition characterized by liquidity, flexibility and sound net worth. Loans are supported by sound primary and secondary payment sources and timely and accurate financial information. The relationship is not quite as strong as a borrower that is assigned an excellent rating but still has a very strong liquidity position, low leverage, and track record of strong performance. These loans have a strong collateral position with limited risk to bank capital. The collateral will not materially lose value in a distressed liquidation. Guarantors provide additional secondary support to mitigate possible bank losses. The borrower has a long-term relationship with Hills Bank with an established track record of payments; loans with shorter remaining loan amortization; deposit balances are consistent; loan payments could be made from cash reserves in the interim period; and source of income is coming from a stable industry.

Satisfactory – Satisfactory rated loans are loans to borrowers of average financial means not especially vulnerable to changes in economic or other circumstances, where the major support for the extension is sufficient collateral of a marketable nature, and the primary source of repayment is seen to be clear and adequate. The borrower's financial performance is consistent, ratios and trends are positive and the primary repayment source can clearly be identified and supported with acceptable financial information. The loan relationship could be vulnerable to changes in economic or industry conditions but have the ability to absorb unexpected issues. The loan collateral coverage is considered acceptable and guarantors can provide financial support but net worth might not be as liquid as a 1 or 2 rated relationship. The borrower has an established relationship with Hills Bank. The relationship is making timely loan payments, any operating line is revolving and deposit balances are positive with limited to no overdrafts. Management and industry is considered stable.

Monitor – Monitor rated loans are identified by management as warranting special attention for a variety of reasons that may bear on ultimate collectability. This may be due to adverse trends, a particular industry, loan structure, or repayment that is dependent on projections, or a one-time occurrence. The relationship liquidity levels are minimal and the borrower's leverage position is brought into question. The primary repayment source is showing signs of being stressed or is not proven. If the borrower performs as planned, the loan will be repaid. The collateral coverage is still considered acceptable but there might be some concern with the type of real estate securing the debt or highly dependent on chattel assets. Some loans may be better secured than others. Guarantors still provide some support but there is not an abundance of financial strength supporting the guaranty. A monitor credit may be appropriate when the borrower is experiencing rapid growth which is impacting liquidity levels and increasing debt levels. Other attributes to consider would include if the business is a start-up or newly acquired, if the relationship has significant financing relationships with other financial institutions, the quality of financial information being received, management depth of the company, and changes to the business model. The track history with Hills Bank has some deficiencies such as slow payments or some overdrafts.

Special Mention – Special mention rated loans are supported by a marginal payment capacity and are marginally protected by collateral. There are identified weaknesses that if not monitored and corrected may adversely affect the Company's credit position. A special mention credit would typically have a weakness in one of the general categories (cash flow, collateral position or payment history) but not in all categories. Potential indicators of a special mention would include past due payments, overdrafts, management issues, poor financial performance, industry issues, or the need for additional short-term borrowing. The ability to continue to make payments is in question; there are "red flags" such as past due payments, non-revolving credit lines, overdrafts, and the inability to sell assets. The borrower is experiencing delinquent taxes, legal issues, etc., obtaining financial information has become a challenge, collateral coverage is marginal at best, and the value and condition could be brought into question. Collateral document deficiencies have been noted and if not addressed, could become material. Guarantors provide minimal support for this relationship. The credit may include an action plan or follow up established in the asset quality process. There is a change in the borrower's communication pattern. Industry issues may be impacting the relationship. Adverse credit scores or history of payment deficiencies could be noted.

HILLS BANCORPORATION

Substandard – Substandard loans are not adequately supported by the paying capacity of the borrower and may be inadequately collateralized. These loans have a well-defined weakness or weaknesses. Full repayment of the loan(s) according to the original terms and conditions is in question or not expected. For these loans, it is more probable than not that the Company could sustain some loss if the deficiency(ies) is not corrected. There are identified shortfalls in the primary repayment source such as carry over debt, past due payments, and overdrafts. Obtaining quality and timely financial information is a weakness. The loan is under secured with exposure that could impact bank capital. It appears the liquidation of collateral has become the repayment source. The collateral may be difficult to foreclose or have little to no value. Collateral documentation deficiencies have been noted during the review process. Guarantor(s) provide minimal to no support of the relationship. The borrower's communication with the Bank continues to decrease and the borrower is not addressing the situation. There is some concern about the borrower's ability and willingness to repay the loans. Problems may be the result of external issues such as economic or industry related issues.

The following tables present the credit quality indicators and origination years by type of loan in each category as of December 31, 2025 (amounts in thousands):

| | | | | **Agricultural** | | | | |
December 31, 2025	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Total
Excellent	$ 200	$ 747	$ 55	$ 152	$ 586	$ 119	$ 7,912	$ 9,771
Good	2,062	720	1,200	509	86	732	12,481	17,790
Satisfactory	8,523	3,885	1,769	2,087	1,059	2,674	25,088	45,085
Monitor	2,791	2,486	2,475	674	304	542	17,761	27,033
Special Mention	1,649	2,291	913	1,055	50	709	7,152	13,819
Substandard	375	1,907	127	300	45	261	2,411	5,426
Total	$ 15,600	$ 12,036	$ 6,539	$ 4,777	$ 2,130	$ 5,037	$ 72,805	$ 118,924
Current period gross write-offs	$ —	$ —	$ —	$ 39	$ —	$ —	$ —	$ 39

| | | | | **Commercial and Financial** | | | | |
December 31, 2025	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Total
Excellent	$ 797	$ 411	$ 940	$ 74	$ 45	$ 269	$ 4,491	$ 7,027
Good	4,329	4,205	11,663	7,227	500	4,414	45,404	77,742
Satisfactory	27,723	11,837	18,215	16,050	5,292	7,183	40,023	126,323
Monitor	12,773	5,124	8,179	9,335	1,742	2,707	25,205	65,065
Special Mention	873	2,003	3,052	1,195	77	548	4,244	11,992
Substandard	932	1,209	1,755	1,318	206	1,471	578	7,469
Total	$ 47,427	$ 24,789	$ 43,804	$ 35,199	$ 7,862	$ 16,592	$ 119,945	$ 295,618
Current period gross write-offs	$ 473	$ 809	$ 358	$ 167	$ 46	$ 105	$ 170	$ 2,128

| | | | | **Real Estate: Construction, 1 to 4 Family Residential** | | | | |
December 31, 2025	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Total
Excellent	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Good	—	—	—	—	—	—	15,239	15,239
Satisfactory	487	68	—	250	—	—	39,785	40,590
Monitor	191	644	—	126	—	—	30,154	31,115
Special Mention	—	—	—	—	42	51	2,214	2,307
Substandard	61	—	185	—	—	—	310	556
Total	$ 739	$ 712	$ 185	$ 376	$ 42	$ 51	$ 87,702	$ 89,807
Current period gross write-offs	$ —	$ 155	$ —	$ —	$ 144	99	7	$ 405

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

				Real Estate: Construction, Land Development and Commercial				
December 31, 2025	**2025**	**2024**	**2023**	**2022**	**2021**	**Prior**	**Revolving Loans Amortized Cost Basis**	**Total**
Excellent	$ —	$ —	$ —	$ —	$ —	262	$ 604	$ 866
Good	1,396	409	—	87	85	101	20,112	22,190
Satisfactory	12,033	4,154	4,028	4,497	2,520	2,909	47,325	77,466
Monitor	1,112	5,009	2,736	5,052	792	1,313	76,480	92,494
Special Mention	284	—	—	—	1,104	69	51,663	53,120
Substandard	—	—	556	167	1,388	45	—	2,156
Total	$ 14,825	$ 9,572	$ 7,320	$ 9,803	$ 5,889	$ 4,699	$ 196,184	$ 248,292
Current period gross write-offs	$ —	$ —	$ 19	$ 4	$ —	$ —	$ —	$ 23

				Real Estate: Mortgage, Farmland				
December 31, 2025	**2025**	**2024**	**2023**	**2022**	**2021**	**Prior**	**Revolving Loans Amortized Cost Basis**	**Total**
Excellent	$ 858	$ 420	$ 1,901	$ 1,883	$ —	$ 4,169	$ 60	$ 9,291
Good	3,821	4,254	1,935	3,690	10,164	14,529	3,570	41,963
Satisfactory	27,728	8,704	16,915	31,830	17,217	45,142	12,956	160,492
Monitor	3,864	2,197	11,766	7,561	3,300	14,187	4,971	47,846
Special Mention	859	—	1,355	2,778	541	1,919	577	8,029
Substandard	245	—	2,044	1,485	954	2,013	2,428	9,169
Total	$ 37,375	$ 15,575	$ 35,916	$ 49,227	$ 32,176	$ 81,959	$ 24,562	$ 276,790
Current period gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

				Real Estate: Mortgage, 1 to 4 Family First Liens				
December 31, 2025	**2025**	**2024**	**2023**	**2022**	**2021**	**Prior**	**Revolving Loans Amortized Cost Basis**	**Total**
Excellent	$ 1,881	$ —	$ 886	$ 3,139	$ 500	$ 2,852	$ 218	$ 9,476
Good	19,026	6,935	8,895	11,233	6,338	26,076	4,531	83,034
Satisfactory	205,374	62,238	127,565	236,384	116,155	245,724	13,859	1,007,299
Monitor	11,865	4,762	10,672	19,082	8,757	39,025	10,358	104,521
Special Mention	457	1,163	5,456	6,732	4,680	10,883	896	30,267
Substandard	307	658	4,829	4,856	4,984	11,196	450	27,280
Total	$ 238,910	$ 75,756	$ 158,303	$ 281,426	$ 141,414	$ 335,756	$ 30,312	$ 1,261,877
Current period gross write-offs	$ —	$ 153	$ 322	$ 279	$ 104	$ 69	$ 20	$ 947

				Real Estate: Mortgage, 1 to 4 Family Junior Liens				
December 31, 2025	**2025**	**2024**	**2023**	**2022**	**2021**	**Prior**	**Revolving Loans Amortized Cost Basis**	**Total**
Excellent	$ —	$ —	$ —	$ 12	$ —	$ 4	$ 143	$ 159
Good	21	—	—	234	—	615	3,788	4,658
Satisfactory	11,913	2,445	5,828	8,851	6,284	11,816	80,500	127,637
Monitor	387	276	180	897	400	1,133	2,939	6,212
Special Mention	—	33	211	277	221	421	1,091	2,254
Substandard	32	179	330	115	29	573	1,139	2,397
Total	$ 12,353	$ 2,933	$ 6,549	$ 10,386	$ 6,934	$ 14,562	$ 89,600	$ 143,317
Current period gross write-offs	$ —	$ 24	$ 149	$ 62	$ 36	$ 120	$ 37	$ 428

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		Real Estate: Mortgage, Multi-Family						
December 31, 2025	**2025**	**2024**	**2023**	**2022**	**2021**	**Prior**	**Revolving Loans Amortized Cost Basis**	**Total**
Excellent	$ 2,322	$ —	$ —	$ 275	$ 30,052	$ 21,295	$ —	$ 53,944
Good	2,349	—	9,570	49,085	2,764	37,997	12,736	114,501
Satisfactory	34,743	4,556	12,277	34,518	23,855	58,389	28,374	196,712
Monitor	11,295	9,816	3,984	22,656	6,410	14,874	29,303	98,338
Special Mention	—	—	15,506	1,744	—	3,269	1,633	22,152
Substandard	—	—	3,063	1,717	3,855	—	—	8,635
Total	$ 50,709	$ 14,372	$ 44,400	$ 109,995	$ 66,936	$ 135,824	$ 72,046	$ 494,282
Current period gross write-offs	$ —	$ —	$ 7	$ 100	$ 100	$ —	$ —	$ 207

		Real Estate: Mortgage, Commercial						
December 31, 2025	**2025**	**2024**	**2023**	**2022**	**2021**	**Prior**	**Revolving Loans Amortized Cost Basis**	**Total**
Excellent	$ 3,575	$ 96	$ —	$ —	$ 2,057	$ 12,291	$ 9,299	$ 27,318
Good	3,371	5,638	8,027	15,483	2,554	54,471	15,571	105,115
Satisfactory	28,908	15,583	23,469	44,648	17,304	61,412	45,429	236,753
Monitor	27,459	7,848	12,488	13,846	7,028	19,693	54,520	142,882
Special Mention	10,294	946	11,170	6,264	1,215	6,863	—	36,752
Substandard	358	774	3,521	827	2,633	8,244	—	16,357
Total	$ 73,965	$ 30,885	$ 58,675	$ 81,068	$ 32,791	$ 162,974	$ 124,819	$ 565,177
Current period gross write-offs	$ 48	$ —	$ 158	$ 85	$ 41	$ 758	$ —	$ 1,090

		Loans to Individuals						
December 31, 2025	**2025**	**2024**	**2023**	**2022**	**2021**	**Prior**	**Revolving Loans Amortized Cost Basis**	**Total**
Excellent	$ 40	$ —	$ —	$ —	$ —	$ —	$ —	$ 40
Good	42	50	—	—	—	—	2	94
Satisfactory	5,904	3,283	2,990	1,820	466	127	13,065	27,655
Monitor	83	63	78	42	14	—	—	280
Special Mention	121	97	97	—	16	—	—	331
Substandard	21	40	15	42	70	—	175	363
Total	$ 6,211	$ 3,533	$ 3,180	$ 1,904	$ 566	$ 127	$ 13,242	$ 28,763
Current period gross write-offs	$ 619	$ 308	$ 254	$ 38	$ —	$ 10	$ 493	$ 1,722

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Obligations of State and Political Subdivisions

December 31, 2025	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Total
Excellent	$ —	$ —	$ —	$ —	$ —	$ 2,461	$ —	$ 2,461
Good	—	—	—	—	—	15,300	3,018	18,318
Satisfactory	532	803	1,329	1,506	583	6,916	1,228	12,897
Monitor	555	430	—	708	—	2,693	2,807	7,193
Special Mention	—	—	—	304	—	437	—	741
Substandard	—	—	—	—	—	275	—	275
Total	$ 1,087	$ 1,233	$ 1,329	$ 2,518	$ 583	$ 28,082	$ 7,053	$ 41,885
Current period gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

Totals

December 31, 2025	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Total
Excellent	$ 9,673	$ 1,674	$ 3,782	$ 5,535	$ 33,240	$ 43,722	$ 22,727	$ 120,353
Good	36,417	22,211	41,290	87,548	22,491	154,235	136,452	500,644
Satisfactory	363,869	117,556	214,385	382,441	190,735	442,292	347,629	2,058,907
Monitor	72,374	38,655	52,558	79,979	28,747	96,167	254,499	622,979
Special Mention	14,537	6,533	37,760	20,349	7,946	25,169	69,472	181,766
Substandard	2,331	4,767	16,425	10,827	14,164	24,078	7,491	80,083
Total	$ 499,201	$ 191,396	$ 366,200	$ 586,679	$ 297,323	$ 785,663	$ 838,270	$ 3,564,732
Gross write-offs for period	$ 1,140	$ 1,449	$ 1,267	$ 774	$ 471	$ 1,161	$ 727	$ 6,989

The following tables present total loans by risk categories and gross charge-offs by year of origination as of December 31, 2024 (amounts in thousands):

Agricultural

December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total
Excellent	$ 1,039	$ 74	$ 683	$ —	$ 35	$ —	$ 3,935	$ 5,766
Good	3,418	1,537	1,141	227	187	—	8,431	14,941
Satisfactory	10,494	3,343	4,978	1,694	926	304	33,609	55,348
Monitor	4,418	2,008	3,157	498	222	177	15,275	25,755
Special Mention	3,085	985	1,203	140	59	495	4,556	10,523
Substandard	2,610	407	456	56	—	—	2,816	6,345
Total	$ 25,064	$ 8,354	$ 11,618	$ 2,615	$ 1,429	$ 976	$ 68,622	$ 118,678
Current period gross write-offs	$ 652	$ 7	$ 4	$ 1	$ —	$ —	$ 5	$ 669

Commercial and Financial

December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total
Excellent	$ 781	$ 131	$ 220	$ 120	$ 266	$ —	$ 7,438	$ 8,956
Good	5,983	17,751	8,831	3,932	550	1,277	16,137	54,461
Satisfactory	21,092	22,891	22,225	9,804	3,706	384	55,701	135,803
Monitor	19,828	9,350	11,985	3,559	2,034	84	28,135	74,975
Special Mention	5,875	3,187	932	353	48	1	3,721	14,117
Substandard	4,972	1,173	188	1,309	582	358	2,023	10,605
Total	$ 58,531	$ 54,483	$ 44,381	$ 19,077	$ 7,186	$ 2,104	$ 113,155	$ 298,917
Gross write-offs for period	$ 1,109	$ 1,029	$ 202	$ 117	$ 36	$ —	$ 75	$ 2,568

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Real Estate: Construction, 1 to 4 Family Residential

December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total
Excellent	$ —	$ —	$ —	$ —	$ —	$ —	$ 10,366	$ 10,366
Good	—	—	—	—	—	—	7,657	7,657
Satisfactory	430	—	—	—	—	—	35,078	35,508
Monitor	757	1,246	—	—	—	—	19,669	21,672
Special Mention	310	1,351	—	—	—	—	1,432	3,093
Substandard	384	740	—	—	—	—	31	1,155
Total	$ 1,881	$ 3,337	$ —	$ —	$ —	$ —	$ 74,233	$ 79,451
Gross write-offs for period	$ 38	$ 552	$ 44	$ —	$ —	$ —	—	$ 634

Real Estate: Construction, Land Development and Commercial

December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total
Excellent	$ 910	$ —	$ —	$ —	$ —	$ 87	$ 880	$ 1,877
Good	1,464	1,346	548	—	947	243	1,721	6,269
Satisfactory	18,468	7,649	3,043	4,525	263	744	109,998	144,690
Monitor	5,433	2,214	525	1,387	129	—	111,813	121,501
Special Mention	1,768	—	79	—	45	—	667	2,559
Substandard	164	456	2,073	—	—	—	—	2,693
Total	$ 28,207	$ 11,665	$ 6,268	$ 5,912	$ 1,384	$ 1,074	$ 225,079	$ 279,589
Gross write-offs for period	$ 18	$ 76	$ —	$ —	$ —	$ 11	$ —	$ 105

Real Estate: Mortgage, Farmland

December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total
Excellent	$ 1,805	$ 1,770	$ 3,734	$ 1,734	$ 127	$ —	$ 80	$ 9,250
Good	4,444	5,313	15,354	13,357	4,323	540	7,030	50,361
Satisfactory	20,496	26,971	45,687	30,119	14,971	7,944	13,616	159,804
Monitor	7,066	7,689	17,987	2,365	3,577	298	2,629	41,611
Special Mention	—	3,243	2,581	1,389	104	193	3,211	10,721
Substandard	2,188	1,353	67	—	205	208	—	4,021
Total	$ 35,999	$ 46,339	$ 85,410	$ 48,964	$ 23,307	$ 9,183	$ 26,566	$ 275,768
Gross write-offs for period	$ —	$ 37	$ 2	$ —	$ —	$ —	$ —	$ 39

Real Estate: Mortgage, 1 to 4 Family First Liens

December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total
Excellent	$ 3,575	$ 6,675	$ 9,533	$ 1,324	$ 209	$ 562	$ 1	$ 21,879
Good	2,730	3,070	9,977	4,325	8,648	11,667	3,887	44,304
Satisfactory	91,334	168,690	284,347	151,680	102,050	139,948	11,639	949,688
Monitor	10,389	13,992	28,998	17,758	14,004	12,974	10,236	108,351
Special Mention	2,253	3,333	11,620	5,163	3,900	4,147	2,467	32,883
Substandard	887	2,143	2,536	4,360	1,618	5,091	343	16,978
Total	$ 111,168	$ 197,903	$ 347,011	$ 184,610	$ 130,429	$ 174,389	$ 28,573	$ 1,174,083
Gross write-offs for period	$ 41	$ 209	$ 238	$ 167	$ 27	$ 31	$ 27	$ 740

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Real Estate: Mortgage, 1 to 4 Family Junior Liens

December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total
Excellent	$ —	$ —	$ —	$ —	$ —	$ —	$ 13	$ 13
Good	—	—	259	—	393	413	3,411	4,476
Satisfactory	6,394	8,103	11,301	7,857	5,692	8,055	80,822	128,224
Monitor	678	363	561	514	276	134	3,176	5,702
Special Mention	251	128	322	175	94	193	830	1,993
Substandard	27	166	98	124	29	123	575	1,142
Total	$ 7,350	$ 8,760	$ 12,541	$ 8,670	$ 6,484	$ 8,918	$ 88,827	$ 141,550
Gross write-offs for period	$ —	$ 152	$ 84	$ 87	$ 25	$ 56	$ 7	$ 411

Real Estate: Mortgage, Multi-Family

December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total
Excellent	$ —	$ —	$ 5,541	$ 2,857	$ 8,048	$ 79	$ 1	$ 16,526
Good	—	30,128	52,477	15,370	18,459	8,104	10,561	135,099
Satisfactory	22,149	22,371	62,472	31,371	15,644	9,854	17,865	181,726
Monitor	7,742	23,638	25,064	26,454	17,641	1,078	25,928	127,545
Special Mention	1,819	2,979	968	9,771	3,172	—	5,479	24,188
Substandard	634	—	6,994	50	—	—	—	7,678
Total	$ 32,344	$ 79,116	$ 153,516	$ 85,873	$ 62,964	$ 19,115	$ 59,834	$ 492,762
Gross write-offs for period	$ —	$ —	$ —	$ 21	$ —	$ —	$ —	$ 21

Real Estate: Mortgage, Commercial

December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total
Excellent	$ 1,529	$ 1,389	$ —	$ 2,066	$ 12,428	$ 248	$ 3,858	$ 21,518
Good	12,665	6,703	19,335	17,547	16,848	6,463	16,962	96,523
Satisfactory	39,520	25,770	33,941	25,819	33,124	15,714	40,798	214,686
Monitor	50,909	7,483	18,613	13,887	9,519	7,853	27,534	135,798
Special Mention	4,792	3,199	8,843	2,658	527	320	968	21,307
Substandard	3,050	74	1,053	2,121	1,571	81	296	8,246
Total	$ 112,465	$ 44,618	$ 81,785	$ 64,098	$ 74,017	$ 30,679	$ 90,416	$ 498,078
Gross write-offs for period	$ 61	$ 3	$ 8	$ 109	$ 5	$ —	$ 17	$ 203

Loans to Individuals

December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total
Excellent	$ —	$ —	$ —	$ —	$ —	$ —	$ 1	$ 1
Good	147	70	4	22	—	—	1	244
Satisfactory	21,312	6,988	3,265	1,413	397	41	246	33,662
Monitor	119	287	96	33	—	—	12	547
Special Mention	279	124	34	11	—	—	1	449
Substandard	80	68	48	5	—	192	5	398
Total	$ 21,937	$ 7,537	$ 3,447	$ 1,484	$ 397	$ 233	$ 266	$ 35,301
Gross write-offs for period	$ 1,084	$ 356	$ 45	$ 5	$ —	$ —	$ —	$ 1,490

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

					Obligations of State and Political Subdivisions				
December 31, 2024	**2024**	**2023**	**2022**	**2021**	**2020**	**Prior**	**Revolving Loans Amortized Cost Basis**		**Total**
Excellent	$ —	$ —	$ —	$ —	$ —	$ 3,138	$ —	$	3,138
Good	—	—	—	—	1,631	15,853	3,103		20,587
Satisfactory	1,274	1,352	1,481	759	1,756	4,375	1,734		12,731
Monitor	—	—	1,038	—	505	406	—		1,949
Special Mention	—	—	—	—	—	490	—		490
Substandard	—	—	76	—	275	1,821	2,927		5,099
Total	$ 1,274	$ 1,352	$ 2,595	$ 759	$ 4,167	$ 26,083	$ 7,764	$	43,994
Gross write-offs for period	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$	—

					Totals				
December 31, 2024	**2024**	**2023**	**2022**	**2021**	**2020**	**Prior**	**Revolving Loans Amortized Cost Basis**		**Total**
Excellent	$ 9,639	$ 10,039	$ 19,711	$ 8,101	$ 21,113	$ 4,114	$ 26,573	$	99,290
Good	30,851	65,918	107,926	54,780	51,986	44,560	78,901		434,922
Satisfactory	252,963	294,128	472,740	265,041	178,529	187,363	401,106		2,051,870
Monitor	107,339	68,270	108,024	66,455	47,907	23,004	244,407		665,406
Special Mention	20,432	18,529	26,582	19,660	7,949	5,839	23,332		122,323
Substandard	14,996	6,580	13,589	8,025	4,280	7,874	9,016		64,360
Total	$ 436,220	$ 463,464	$ 748,572	$ 422,062	$ 311,764	$ 272,754	$ 783,335	$	3,438,171
Gross write-offs for period	$ 3,002	$ 2,421	$ 627	$ 508	$ 93	$ 98	$ 131	$	6,880

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Past due loans as of December 31, 2025 and 2024 were as follows:

	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans Receivable	Accruing Loans Past Due 90 Days or More
			(Amounts In Thousands)				
December 31, 2025							
Agricultural	$ 107	$ —	$ 364	$ 471	$ 118,453	$ 118,924	$ —
Commercial and financial	1,889	326	1,385	3,600	292,018	295,618	—
Real estate:							
Construction, 1 to 4 family residential	636	—	—	636	89,171	89,807	—
Construction, land development and commercial	2,007	—	1,456	3,463	244,829	248,292	1,371
Mortgage, farmland	2,763	3,588	660	7,011	269,779	276,790	—
Mortgage, 1 to 4 family first liens	23,035	3,930	5,231	32,196	1,229,681	1,261,877	1,166
Mortgage, 1 to 4 family junior liens	673	123	90	886	142,431	143,317	—
Mortgage, multi-family	4,277	—	136	4,413	489,869	494,282	—
Mortgage, commercial	10,530	375	356	11,261	553,916	565,177	—
Loans to individuals	355	85	—	440	28,323	28,763	—
Obligations of state and political subdivisions	275	—	—	275	41,610	41,885	—
	$ 46,547	$ 8,427	$ 9,678	$ 64,652	$ 3,500,080	$ 3,564,732	$ 2,537

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans Receivable	Accruing Loans Past Due 90 Days or More
				(Amounts In Thousands)			
December 31, 2024							
Agricultural	$ 289	$ —	$ 881	$ 1,170	$ 117,508	$ 118,678	$ —
Commercial and financial	831	51	704	1,586	297,331	298,917	147
Real estate:							
Construction, 1 to 4 family residential	1,803	205	714	2,722	76,729	79,451	—
Construction, land development and commercial	2,497	—	1,947	4,444	275,145	279,589	—
Mortgage, farmland	203	—	67	270	275,498	275,768	—
Mortgage, 1 to 4 family first liens	11,701	4,583	3,206	19,490	1,154,593	1,174,083	719
Mortgage, 1 to 4 family junior liens	426	75	2	503	141,047	141,550	—
Mortgage, multi-family	186	—	—	186	492,576	492,762	—
Mortgage, commercial	416	3,195	2,223	5,834	492,244	498,078	—
Loans to individuals	372	101	—	473	34,828	35,301	—
Obligations of state and political subdivisions	—	—	—	—	43,994	43,994	—
	$ 18,724	$ 8,210	$ 9,744	$ 36,678	$ 3,401,493	$ 3,438,171	$ 866

The Company does not have a significant amount of loans that are past due less than 90 days where there are serious doubts as to the ability of the borrowers to comply with the loan repayment terms.

Accruing loans past due 90 days or more increased $1.67 million from December 31, 2024 to December 31, 2025. As of December 31, 2025 and 2024, accruing loans past due 90 days or more were 0.07% and 0.03% of total loans, respectively. The average balance of the accruing loans past due 90 days or more increased in 2025 as compared to 2024. The average 90 days or more past due accruing loan balance per loan was $0.23 million as of December 31, 2025 compared to $0.17 million as of December 31, 2024. The loans 90 days or more past due and still accruing are believed to be adequately collateralized. Loans are placed on nonaccrual status when management believes the collection of future principal and interest is not reasonably assured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Certain nonaccrual loan information by loan type at December 31, 2025 and 2024 was as follows:

	December 31, 2025		December 31, 2024	
	Total Non-accrual loans	Nonaccrual with no ACL	Total Non-accrual loans	Nonaccrual with no ACL
	(Amounts In Thousands)		(Amounts In Thousands)	
Agricultural	$ 364	$ 364	$ 909	$ 909
Commercial and financial	2,624	2,624	1,326	1,326
Real estate:				
Construction, 1 to 4 family residential	—	—	714	651
Construction, land development and commercial	551	551	2,111	2,111
Mortgage, farmland	660	660	1,225	1,225
Mortgage, 1 to 4 family first liens	9,560	9,560	6,361	5,958
Mortgage, 1 to 4 family junior liens	251	251	236	236
Mortgage, multi-family	1,790	1,790	7,195	7,195
Mortgage, commercial	1,813	1,813	3,849	3,849
Loans to individuals	—	—	—	—
	$ 17,613	$ 17,613	$ 23,926	$ 23,460

The allowance for credit losses incorporates an estimate of lifetime expected credit losses and is recorded on each asset upon asset origination or acquisition. The starting point for the estimate of the allowance for credit losses is historical loss information, which includes losses from modifications of receivables to borrowers experiencing financial difficulty. An assessment of whether a borrower is experiencing financial difficulty is made on the date of a modification.

Because the effect of most modifications made to borrowers experiencing financial difficulty is already included in the allowance for credit losses because of the measurement methodologies used to estimate the allowance, a change to the allowance for credit losses is generally not recorded upon modification.

In some cases, the Company will modify a certain loan by providing multiple types of concessions. Typically, one type of concession, such as a term extension, is granted initially. If the borrower continues to experience financial difficulty, another concession, such as principal forgiveness, may be granted.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table shows the amortized cost basis at the end of the reporting period of the loans modified to borrowers experiencing financial difficulty, disaggregated by class of financing receivable and type of concession granted (numbers in thousands):

Loan Modifications Made to Borrowers Experiencing Financial Difficulty

Loan Type		Year Ended December 31, 2025		Year Ended December 31, 2024		Year Ended December 31, 2023	
		Amount	% of Total Class of Financing Receivable	Amount	% of Total Class of Financing Receivable	Amount	% of Total Class of Financing Receivable
Agricultural	Term extension	$ —	—%	$ 1,999	1.68%	$ 2,556	2.21%
Commercial and financial	Term extension	1,279	0.43	1,717	0.57	—	—
Construction, 1 to 4 family residential	Term extension	51	0.06	—	—	—	—
Construction land development and commercial	Term extension	119	0.05	1,555	0.56	—	—
Mortgage, Farmland	Term extension	—	—	2,188	0.79	1,219	0.43
Mortgage, 1 to 4 family first liens	Term extension	174	0.01	—	—	—	—
Mortgage, commercial	Term extension	353	0.06	1,214	0.24	312	0.07
Mortgage, commercial (1)	Interest Only	411	0.07	—	—	—	—
Total		$ 2,387		$ 8,673		$ 4,087	

(1) Modification converted loan from principal and interest payments to interest-only and the interest rate remained unchanged. Modification reduced monthly payment amounts for the borrower.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table describes the financial effect of the modifications made to borrowers experiencing financial difficulty for the years ended December 31, 2025, 2024, and 2023:

Loan Type	2025 Added Weighted Average Life (Years)	2024 Added Weighted Average Life (Years)	2023 Added Weighted Average Life (Years)
Agricultural	—	5.3	0.1
Commercial and financial	1.3	2.2	5.1
Construction, 1 to 4 family residential	0.8	—	—
Construction land development and commercial	0.8	5.2	—
Mortgage, Farmland (1)	—	—	5.3
Mortgage, 1 to 4 family first liens	1.0	—	—
Mortgage, commercial	7.0	3.6	—

(1) In 2024, the modification to mortgage, farmland provided a payment deferral, which temporarily reduced monthly payment amounts for the borrowers.

Upon the Company's determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or a portion of the loan) is written off. Therefore, the amortized cost basis of the loan is reduced by the uncollectible amount and the allowance for credit losses is adjusted by the same amount.

There were no financing receivables that had a payment default during the period and were modified in the 12 months before default to borrowers experiencing financial difficulty.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company closely monitors the performance of the loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table depicts the performance of loans that have been modified in the last 12 months (numbers in thousands):

Payment Status (Amortized Cost Basis) for Year Ended December 31, 2025

	Current		30-89 Days Past Due		90+ Days Past Due	
Loan Type						
Commercial and financial	$	1,279	$	—	$	—
Construction, 1 to 4 family residential		51		—		—
Construction land development and commercial		119		—		—
Mortgage, 1 to 4 family first liens		175		—		—
Mortgage, commercial		763		—		—
	$	2,387	$	—	$	—

Payment Status (Amortized Cost Basis) for Year Ended December 31, 2024

	Current		30-89 Days Past Due		90+ Days Past Due	
Loan Type						
Agricultural	$	1,999	$	—	$	—
Commercial and financial		1,301		—		416
Construction land development and commercial		1,555		—		—
Mortgage, Farmland		2,188		—		—
Mortgage, commercial		798		416		—
	$	7,841	$	416	$	416

Payment Status (Amortized Cost Basis) for Year Ended December 31, 2023

	Current		30-89 Days Past Due		90+ Days Past Due	
Loan Type						
Agricultural	$	2,556	$	—	$	—
Mortgage, Farmland		1,219		—		—
Mortgage, commercial		312		—		—
	$	4,087	$	—	$	—

HILLS BANCORPORATION

The following tables present the amortized cost basis of collateral dependent loans, by the primary collateral type, which are individually evaluated to determine expected credit losses, and the related ACL allocated to these loans as of December 31, 2025 and 2024:

| | Primary Type of Collateral | | | |
	Real Estate	Equipment	Total	ACL Allocation
	(Amounts In Thousands)			
December 31, 2025				
Agricultural	$ 2,135	$ 135	$ 2,270	$ —
Commercial and financial	3,810	—	3,810	—
Real estate:				
Construction, 1 to 4 family residential	51	—	51	—
Construction, land development and commercial	3,294	—	3,294	—
Mortgage, farmland	3,125	—	3,125	—
Mortgage, 1 to 4 family first liens	10,900	—	10,900	—
Mortgage, 1 to 4 family junior liens	251	—	251	—
Mortgage, multi-family	3,765	—	3,765	—
Mortgage, commercial	3,799	—	3,799	—
Loans to individuals	175	—	175	175
Obligations of state and political subdivisions	—	—	—	—
	$ 31,305	$ 135	$ 31,440	$ 175

| | Primary Type of Collateral | | | |
	Real Estate	Equipment	Total	ACL Allocation
	(Amounts In Thousands)			
December 31, 2024				
Agricultural	$ 2,709	$ 200	$ 2,909	$ —
Commercial and financial	2,370	26	2,396	—
Real estate:				
Construction, 1 to 4 family residential	714	—	714	—
Construction, land development and commercial	3,502	—	3,502	—
Mortgage, farmland	3,820	—	3,820	—
Mortgage, 1 to 4 family first liens	7,080	—	7,080	30
Mortgage, 1 to 4 family junior liens	236	—	236	—
Mortgage, multi-family	7,195	—	7,195	—
Mortgage, commercial	5,451	—	5,451	—
Loans to individuals	192	—	192	192
Obligations of state and political subdivisions	—	—	—	—
	$ 33,269	$ 226	$ 33,495	$ 222

The extent to which collateral secures collateral-dependent loans is provided in the previous individually analyzed loans table and changes in the extent to which collateral secures its collateral-dependent loans are described below. Collateral-dependent loans decreased $2.06 million from December 31, 2024 to December 31, 2025. Collateral-dependent loans include any loan

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

that has been placed on nonaccrual status, accruing loans past due 90 days or more and loans made to borrowers with financial difficulties. Collateral-dependent loans also include loans that, based on management's evaluation of current information and events, the Company expects to be unable to collect in full according to the contractual terms of the original loan agreement. Collateral-dependent loans were 0.88% of loans held for investment as of December 31, 2025 and 0.97% as of December 31, 2024. The decrease in collateral-dependent loans is primarily due to a decrease in nonaccrual loans of $6.31 million. There were no significant changes noted in the extent to which collateral secures collateral-dependent loans.

The Company regularly reviews a substantial portion of the loans in the portfolio and assesses whether the loans share common risk characteristics for which expected credit loss is measured on a pool basis or if the loans do not share common risk characteristics and therefore expected credit loss is measured on an individual loan basis. If the loans are assessed for credit losses on an individual basis, the Company determines if a specific allowance is appropriate. In addition, the Company's management also reviews and, where determined necessary, provides allowances for particular loans based upon (1) reviews of specific borrowers and (2) management's assessment of areas that management considers are of higher credit risk, including loans that have been restructured or modified to a borrower experiencing financial difficulties. Loans that are determined not to be collateral-dependent and for which there are no specific allowances are classified into one or more risk categories and expected credit loss is measured on a pool basis. See Note 1 for further discussion of the allowance for credit losses for loans held for investment.

Specific allowances for credit losses on loans assessed individually are established if the loan balances exceed the net present value of the relevant future cash flows or the fair value of the relevant collateral based on updated appraisals and/or updated collateral analysis for the properties if the loan is collateral dependent. The Company may recognize a charge off or record a specific allowance related to an individually analyzed loan if there is a collateral shortfall or it is unlikely the borrower can make all principal and interest payments as contractually due.

For loans that are collateral dependent, losses are evaluated based on the portion of a loan that exceeds the fair market value of the collateral. In general, this is the amount that the carrying value of the loan exceeds the related appraised value less estimated costs to sell the collateral. Generally, it is the Company's policy not to rely on appraisals that are older than one year prior to the date the credit loss is being measured. The most recent appraisal values may be adjusted if, in the Company's judgment, experience and other market data indicate that the property's value, use, condition, exit market or other variables affecting its value may have changed since the appraisal was performed. The charge off or loss adjustment supported by an appraisal is considered the minimum charge off. Any adjustments made to the appraised value are to provide an additional charge off or specific reserve based on the applicable facts and circumstances. In instances where there is an estimated decline in value, a specific reserve may be provided or a charge off taken pending confirmation of the amount of the loss from an updated appraisal. Upon receipt of the new appraisals, an additional specific reserve may be provided or charge off taken based on the appraised value of the collateral. On average, appraisals are obtained within one month of order.

The Company has not experienced any significant time lapses in recognizing the required provisions for collateral dependent loans, nor has the Company delayed appropriate charge-offs. When an updated appraisal value has been obtained, the Company has used the appraisal amount in helping to determine the appropriate charge-off or required reserve. The Company also evaluates any changes in the financial condition of the borrower and guarantors (if applicable), economic conditions, and the Company's loss experience with the type of property in question. Any information utilized in addition to the appraisal is intended to identify additional charge-offs or provisions, not to override the appraised value.

HILLS BANCORPORATION

Note 4.   Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from 3 to 40 years. Expenditures for maintenance and repairs are expensed as incurred, while major improvements are capitalized.

The major classes of property and equipment and the total accumulated depreciation are as follows:

	December 31,	
	2025	2024
	(Amounts In Thousands)	
Land	**$ 11,600**	$ 11,600
Buildings and improvements	**39,278**	38,920
Furniture and equipment	**13,687**	12,089
Construction in progress	**1,737**	25
Property and equipment, gross	**66,302**	62,634
Less accumulated depreciation	**30,262**	26,766
Property and equipment, net	**$ 36,040**	$ 35,868

Note 5.   Leases

The Bank leases branch offices, parking facilities and certain equipment under operating leases. The leases have remaining lease terms of 1 year to 9 years, some of which include options to extend the leases for up to 10 years, and some of which include options to terminate the leases within 4 years. As the options are reasonably certain to be exercised, they are recognized as part of the right-of-use assets and lease liabilities.

For the years ended December 31, 2025 and 2024, total operating lease expense was $0.48 million and $0.55 million, respectively, and is included in occupancy expenses in the consolidated statement of income. Included in this were $0.44 million and $0.46 million of operating lease costs, respectively, $0.03 million and $0.03 million of short term lease costs, respectively, and $0.01 million and $0.06 million of variable lease costs, respectively.

For the years ended December 31, 2025 and 2024, cash paid for amounts included in the measurement of operating lease liabilities was $0.44 million and $0.46 million, respectively, and no right-of-use assets were obtained in exchange for lease obligations.

As of December 31, 2025 and 2024, operating lease right-of-use assets included in other assets were $1.60 million and $1.87 million, respectively. Operating lease liabilities included in other liabilities were $1.71 million and $1.97 million, respectively. The weighted average remaining lease term for operating leases was 7.00 years and 7.75 years, respectively, and the weighted average discount rate for operating leases was 3.68% and 3.68%, respectively. Discount rates used were determined from FHLB borrowing rates for comparable terms.

HILLS BANCORPORATION

As of December 31, 2025, maturities of lease liabilities were as follows:

Year ending December 31:	(Amounts In Thousands)
2026	$ 335
2027	333
2028	295
2029	172
2030	175
Thereafter	638
Total lease payments	1,948
Less imputed interest	(241)
Total operating lease liabilities	$ 1,707

Note 6.   Interest - Bearing Deposits

A summary of these deposits is as follows:

	December 31,	
	2025	2024
	(Amounts In Thousands)	
NOW and other demand	$ **778,754**	$ 789,113
Savings	**1,162,735**	1,048,477
Time, $250,000 and over	**206,438**	224,722
Other time	**623,678**	702,778
	$ **2,771,605**	$ 2,765,090

Included in savings, were brokered deposits totaling $35.17 million and $34.75 million as of December 31, 2025 and 2024, respectively, with a weighted average interest rate of 4.12% and 4.51% as of December 31, 2025 and 2024, respectively.

Time deposits have a maturity as follows:

	December 31,	
	2025	2024
	(Amounts In Thousands)	
Due in one year or less	$ **786,535**	$ 886,048
Due after one year through two years	**30,091**	19,838
Due after two years through three years	**9,880**	13,835
Due after three years through four years	**2,195**	7,203
Due over four years	**1,415**	576
	$ **830,116**	$ 927,500

HILLS BANCORPORATION

<center>NOTES TO CONSOLIDATED FINANCIAL STATEMENTS</center>

Note 7.   Short-term Borrowings

The following table sets forth selected information for other borrowings each of which having a maturity of less than one year:

	December 31,	
	2025	2024
	(Amounts In Thousands)	
FHLB daily reset advances, interest rate 2025 3.98%; 2024 4.62%	**$ 586,882**	$ 437,636
Bank Term Funding Program, interest rate 2024 4.76%	**—**	109,000
	$ 586,882	$ 546,636

The Company has federal funds lines available totaling $175.00 million from multiple correspondent banking relationships as of December 31, 2025 and 2024, respectively. Of the total federal funds lines available, $48.49 million is secured by available for sale securities, and the remaining fed funds lines available are unsecured.

The Company's bank term funding program borrowings were secured by available for sale securities. As of December 31, 2025 there were no borrowings from the bank term funding program.

The Company's FHLB daily reset advances are secured by collateral provided by the Company's 1 to 4 family residential, commercial real estate, agricultural real estate first mortgages and multi-family loans as discussed in Note 8. The weighted average interest rate on these borrowings outstanding was 3.98% and 4.62% as of December 31, 2025 and 2024, respectively.

The Company also has availability to borrow from the Federal Reserve Bank Discount Window of $105.54 million and $100.00 million as of December 31, 2025 and 2024, respectively, that is secured by available for sale securities.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8.   Federal Home Loan Bank Borrowings

As of December 31, 2025 and 2024, the borrowings were as follows:

	2025	2024
(Effective interest rates as of December 31, 2025)	(Amounts In Thousands)	
Due 2025	$ —	$ 87,050
Due 2027, 3.87% to 4.58%	40,000	40,000
Due 2030, 4.06%	24,333	—
	$ 64,333	**$ 127,050**

To participate in the FHLB advance program, the Company is required to have an investment in FHLB stock. The Company's investment in FHLB stock was $32.06 million and $28.02 million at December 31, 2025 and 2024, respectively. The Company has the ability to borrow against and had provided 1-4 family first mortgages, agricultural real estate, commercial real estate and multi-family loans totaling $1.051 billion as of December 31, 2025 and $996.70 million as of December 31, 2024 and there was $651.22 million and $564.69 million borrowed against this collateral as of December 31, 2025 and 2024, respectively. See Note 7 for FHLB daily reset advances.

Note 9.   Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss (AOCI), included in stockholders' equity, are as follows:

	December 31,	
	2025	2024
	(Amounts in thousands)	
Net unrealized (loss) on available-for-sale securities	$ **(1,711)**	$ (35,719)
Net unrealized (loss) on derivatives used for cash flow hedges	**—**	(93)
Tax effect	**407**	8,512
Net-of-tax amount	**$ (1,304)**	$ (27,300)

Note 10.   Employee Benefit Plans

The Company has an Employee Stock Purchase Plan (the "ESPP"). For each quarterly offering period, eligible employees can elect to contribute from 1.00% to 15.00% of their compensation. The purchase price is the lesser of 90.00% of the fair market value on the first day of the offering period or the last day of the offering period. The maximum dollar amount any one employee can elect to contribute in a year is $10,000. Through the ESPP 5,078, 5,864, and 6,550 shares of stock were purchased by employees of the Bank during the years ended December 31, 2025, 2024, and 2023, respectively.

The Company has an Employee Stock Ownership Plan (the "ESOP") to which it makes discretionary cash contributions. The Company's contribution to the ESOP totaled $1.44 million, $1.37 million and $1.40 million for the years ended December 31, 2025, 2024 and 2023, respectively. The 2025, 2024 and 2023 discretionary contribution rate was 4.50% of qualified salaries.

In the event a terminated plan participant desires to sell his or her shares of the Company stock, or for certain employees who elect to diversify their account balances, the Company may be required to purchase the shares from the participant at their fair value. To the extent that shares of common stock held by the ESOP are not readily traded, a sponsor must reflect the maximum cash obligation related to those securities outside of stockholders' equity. The Company obtains a quarterly independent appraisal of the shares of stock. As of December 31, 2025 and 2024, the shares held by the ESOP, fair value and maximum cash obligation were as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2025	2024
Shares held by the ESOP	**668,407**	670,236
Fair value per share	$ **81.50**	$ 72.00
Maximum cash obligation	$ **54,475,000**	$ 48,257,000

The Company has a profit-sharing plan with a 401(k) feature, which provides for discretionary annual contributions in amounts to be determined by the Board of Directors. The Company made a 4.50% or $1.44 million, $1.37 million, and $1.40 million in contribution to the profit sharing plan for the years ended December 31, 2025, 2024, and 2023, respectively. The Company recorded matching contributions under its 401(k) plan to salaries and employee benefits expense of $0.29 million in 2025, $0.28 million in 2024, and $0.28 million in 2023.

The Company provides a deferred compensation program for executive officers. This program allows executive officers to elect to defer a portion of their salaried compensation for payment by the Company at a subsequent date. The executive officers can defer up to 30% of their base compensation. Any amount so deferred is credited to the executive officer's deferred compensation account and converted to units equivalent in value to the fair market value of a share of stock in Hills Bancorporation. The "stock units" are book entry only and do not represent an actual purchase of stock. The executive officer's account is adjusted each year for dividends paid and the change in the market value of Hills Bancorporation stock. The deferrals and earnings grow tax deferred until withdrawn from the plan. Earnings credited to the individual's accounts are recorded as compensation expense when earned. The deferred compensation liability is recorded in other liabilities and totals $0.00 million and $0.05 million at December 31, 2025 and 2024, respectively. Expense (income) related to the deferred compensation plan was $0.05 million for 2025, $0.01 million for 2024 and $(0.01) million for 2023 and is included in salaries and employee benefits expense.

The Company also provides a deferred compensation program for its Board of Directors. Under the plan, each director may elect to defer up to 50% of such director's cash compensation from retainers and meeting fees for payment by the Company at a subsequent date. Any amount so deferred is credited to the director's deferred compensation account and converted to units equivalent in value to the fair market value of a share of stock in Hills Bancorporation. The "stock units" are book entry only and do not represent an actual purchase of stock. The director's account is adjusted each year for dividends paid and the change in the market value of Hills Bancorporation stock. The deferred compensation liability for the directors' plan is recorded in other liabilities and totaled $4.26 million and $3.69 million at December 31, 2025 and 2024, respectively. Expense (income) related to the directors' deferred compensation plan was $0.55 million for 2025, $0.36 million for 2024 and $(0.26) million for 2023 and is included in other noninterest expense.

The Company has a Stock Option and Incentive Plan for certain key employees and directors whereby shares of common stock have been reserved for awards in the form of stock options or restricted stock awards. Under the plan, the aggregate number of options and shares granted cannot exceed 250,000 shares. A Stock Option Committee may grant options at prices equal to the fair value of the stock at the date of the grant. Options expire 10 years from the date of the grant. Director options and officers' rights under the plan vest over a five-year period from the date of the grant.

The fair value of each option is estimated as of the date of grant using a Black Scholes option pricing model. The expected lives of options granted incorporate historical employee exercise behavior. The risk-free rate for periods that coincide with the expected life of the options is based on the ten year interest rate swap rate as published by the Federal Reserve Bank on the date of issuance. Expected volatility is based on volatility levels of the Company's peers' common stock as the Company's stock has limited trading activity. Expected dividend yield was based on historical dividend rates. Significant assumptions for the options granted in 2024 on May 14, 2024 include the risk-free interest rate of 4.35%, expected option life of 7.5 years, expected volatility of 39% and expected dividends of 1.62%. Significant assumptions for the options granted in 2025 on May 13, 2025 include the risk-free interest rate of 4.29%, expected option life of 7.5 years, expected volatility of 34% and expected dividends of 1.53%.

There were 4,800 and 3,528 shares of stock options granted in 2025 and 2024, respectively. There were 1,935 and zero shares of stock options exercised in 2025 and 2024, respectively. The intrinsic value of options exercised was $0.04 million, $0.00 and $0.00 for 2025, 2024 and 2023, respectively.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the stock options is as follows:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In Thousands)
Balance, December 31, 2022	5,805	$ 62.00	6.40	58
Granted	—			
Exercised	—			
Balance, December 31, 2023	5,805	$ 62.00	5.40	$ 23
Granted	3,528			
Exercised	—			
Balance, December 31, 2024	**9,333**	$ **64.27**	**6.28**	$ **72**
Granted	**4,800**			
Exercised	**(1,935)**			
Balance, December 31, 2025	**12,198**	$ **68.85**	**7.19**	$ **154**

Other pertinent information related to the options outstanding at December 31, 2025 is as follows:

Exercise Price	Number Outstanding	Remaining Contractual Life	Number Exercisable
62.00	3,870	41 months	3,870
68.00	3,528	101 months	—
75.00	4,800	113 months	—
	12,198		3,870

As of December 31, 2025, the outstanding options have a weighted-average exercise price of $68.85 per share and a weighted average remaining contractual term of 7.19 years. There was $0.19 million in unrecognized compensation cost for stock options granted under the plan as of December 31, 2025. The cost is expected to be recognized over a weighted-average period of 3.40 years. As of December 31, 2025, there were 3,870 vested option shares.

As of December 31, 2025, 151,376 shares were available for stock options and awards under the 2020 Stock Option and Incentive Plan (2020 Plan). The 2010 Stock Option and Incentive Plan (2010 Plan) was discontinued upon the approval of the 2020 Plan in April 2020. No stock options or stock awards will be issued from the 2010 Plan after April 2020.

The Compensation and Incentive Stock Committee is also authorized to grant awards of restricted common stock. A summary of the restricted stock award activity for the year ended December 31, 2025 is as follows:

	2020 Stock Option and Incentive Plan		2010 Stock Option and Incentive Plan	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Balance, December 31, 2024	87,556		28,300	
Granted	21,213	$ 77.83	—	$ —
Forfeited	10,445	67.00	1,600	59.13
Vested	6,094	63.34	11,100	53.74
Balance, December 31, 2025	92,230		15,600	

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company authorized the issuance of 21,213 shares in 2025, 20,401 shares in 2024, and 24,393 shares in 2023 to certain employees. The vesting period for these awards is five years and the Bank amortizes the expense on a straight line basis during the vesting period. The expense relating to these awards for the years ended December 31, 2025, 2024 and 2023 was $0.72 million, $0.99 million and $0.85 million, respectively. 9,600, 10,000 and 10,800 shares of the restricted common stock shares awarded in December 31, 2025, 2024 and 2023, are subject to forfeiture upon termination of the employee's employment with the Company within eight years of the award.

Note 11.   Income Taxes

Income taxes for the years ended December 31, 2025 and 2024 are summarized as follows:

		2025		2024		2023
		(Amounts In Thousands)				
Current:						
Federal	$	**14,128**	$	9,672	$	9,575
State		**3,561**		2,751		2,596
Current expense		**17,689**		12,423		12,171
Deferred:						
Federal		**(2,213)**		127		(2,215)
State		**(287)**		49		342
Deferred expense (benefit)		**(2,500)**		176		(1,873)
	$	**15,189**	$	12,599	$	10,298

Temporary differences between the amounts reported in the consolidated financial statements and the tax basis of assets and liabilities result in deferred taxes. Deferred tax assets and liabilities at December 31, 2025, 2024, and 2023 were as follows:

		December 31,				
		2025		2024		2023
		(Amounts In Thousands)				
Deferred income tax assets:						
Allowance for credit losses	$	**14,521**	$	12,106	$	11,745
Deferred compensation and unearned restricted stock		**1,867**		1,753		1,671
Allowance for credit losses on off-balance sheet credit exposures		**380**		689		1,212
Accrued expenses		**768**		738		932
Unrealized losses on investment securities		**407**		8,490		8,419
State tax credits		**2,940**		—		—
State net operating loss		**1,206**		1,364		1,286
Other		**210**		—		—
Gross deferred tax assets	$	**22,299**	$	25,140	$	25,265
Valuation allowance		**(1,206)**		(1,364)		(1,286)
Deferred tax asset, net of valuation allowance	$	**21,093**	$	23,776	$	23,979
Deferred income tax liabilities:						
Property and equipment		**1,647**		1,731		1,647
Goodwill		**381**		388		388
Prepaid expenses		**567**		499		495
Other		**31**		26		178
Gross deferred tax liabilities	$	**2,626**	$	2,644	$	2,708
Net deferred tax assets	$	**18,467**	$	21,132	$	21,271

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has recorded a deferred tax asset for the future tax benefits of Iowa net operating loss carry-forwards. The net operating loss carry-forwards are generated by the Company largely from its investment in tax credit real estate properties. The Company is required to file a separate Iowa tax return and cannot be consolidated with the Bank. The net operating loss carry-forwards will expire, if not utilized, between 2025 and 2043. The Company has recorded a valuation allowance to reduce the deferred tax asset attributable to the net operating loss carry-forwards. At December 31, 2025 and 2024, the Company believes it is more likely than not that the Iowa net operating loss carry-forwards will not be realized. A valuation allowance related to the remaining deferred tax assets has not been provided because management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. The valuation allowance decreased by $158,000 and and increased by $78,000 for the years ended December 31, 2025 and 2024, respectively.

Income tax expense for the years ended December 31, 2025, 2024, and 2023 are less than the amounts computed by applying the maximum effective federal income tax rate to the income before income taxes because of the following items:

	2025		2024		2023	
	Amount	% Of Pretax Income	Amount	% Of Pretax Income	Amount	% Of Pretax Income
	(Amounts In Thousands)					
US federal statutory rate	$ 15,895	21.00%	$ 12,643	21.00%	$ 10,180	21.00%
State income taxes, net of federal income tax benefit (1)	2,349	3.10	2,212	3.70	2,321	4.79
Income tax credits	(769)	(1.00)	(475)	(0.80)	(475)	(0.98)
Nontaxable or nondeductible items						
Tax-exempt interest	(2,767)	(3.60)	(1,985)	(3.30)	(1,349)	(2.78)
Interest expense limitation	355	0.50	335	0.60	187	0.39
Other	(229)	(0.30)	(132)	(0.30)	(126)	(0.30)
Other Adjustments	355	0.10	1	—	(440)	(0.90)
	$ 15,189	19.80%	$ 12,599	20.90%	$ 10,298	21.22%

(1) State taxes in Iowa made up the majority (greater than 50 percent) of the tax effect in this category.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of income taxes paid for the years ended December 31, 2025, 2024, and 2023 were as follows:

	Year Ended December 31,		
	2025	2024	2023
	(Amounts In Thousands)		
Total income taxes paid			
US federal	$ **6,458**	$ 9,512	$ 10,817
US state and local			
Iowa	—	377	1,237
Other	—	—	—
Total	$ **6,458**	$ 9,889	$ 12,054

Federal income tax expense for the years ended December 31, 2025, 2024, and 2023 was computed using the consolidated effective federal tax rate. The Company also recognized income tax expense pertaining to state franchise taxes payable individually by the subsidiary bank. The Company files a consolidated tax return for federal purposes and separate tax returns for the State of Iowa purposes. The tax years ended December 31, 2025, 2024, 2023, and 2022, remain subject to examination by the Internal Revenue Service. For state tax purposes, the tax years ended December 31, 2025, 2024, 2023, and 2022, remain open for examination. There were no material unrecognized tax benefits at December 31, 2025 and December 31, 2024. No interest or penalties on these unrecognized tax benefits has been recorded. As of December 31, 2025, the Company does not anticipate any significant increase or decrease in unrecognized tax benefits during the twelve month period ending December 31, 2026

Cash paid for income taxes represents amounts paid in cash to taxing authorities during the period. For the year ended December 31, 2025, the Company did not make any cash payments for state income taxes, as state income tax liabilities were satisfied through the utilization of purchased state tax credits. Accordingly, no cash payments for state income taxes are reflected in the cash paid for income taxes disclosure.

On July 4, 2025, the U.S. government enacted significant tax legislation commonly referred to as the One Big Beautiful Bill Act (the "Act"). The Act includes numerous provisions affecting federal income taxation, including extensions and modifications of certain provisions originally enacted under the Tax Cuts and Jobs Act, as well as changes related to depreciation, research and development expenditures, interest deductibility limitations and the phaseout or termination of certain tax credits. In accordance with ASC 740, Income Taxes, the Company evaluated the effects of the Act in the period that included the enactment date. The Company assessed the impact of the Act on its current tax expense, deferred tax assets and liabilities, valuation allowances, and effective tax rate, based on its specific facts and circumstances. The Company determined that the enactment of the Act did not have a material impact on its consolidated financial statements, including its income tax provision, deferred tax balances, or effective tax rate for the year ended December 31, 2025. Accordingly, no material adjustments related to the Act were recorded in the accompanying consolidated financial statements. The Company will continue to monitor future interpretive guidance and administrative developments related to the Act; however, such guidance is not expected to materially affect the Company's income tax provision.

Note 12.   Regulatory Capital Requirements, Restrictions on Subsidiary Dividends and Cash Restrictions

The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial results. Under capital adequacy guidelines and the regulatory frameworks for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications of the Company and the Bank are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Quantitative measures established by the regulations to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of capital. The Bank uses the Community Bank Leverage Ratio (CBLR) framework as provided for in the Economic Growth, Regulatory Relief and Consumer Protection Act. Under the CBLR framework, the Bank is required to maintain a CBLR of

HILLS BANCORPORATION

greater than 9%. Management believes that, as of December 31, 2025 and 2024, the Company and the Bank met all capital adequacy requirements to which they are subject.

The actual amounts and capital ratios as of December 31, 2025 and 2024, with the minimum regulatory requirements for the Company and Bank are presented below (amounts in thousands):

	Actual		For Capital Adequacy Purposes
	Amount	Ratio	Ratio
As of December 31, 2025:			
Company:			
Community Bank Leverage Ratio	$ 601,513	12.94 %	9.00 %
Bank:			
Community Bank Leverage Ratio	601,341	12.94	9.00

	Actual		For Capital Adequacy Purposes
	Amount	Ratio	Ratio
As of December 31, 2024:			
Company:			
Community Bank Leverage Ratio	$ 565,744	12.69 %	9.00 %
Bank:			
Community Bank Leverage Ratio	566,359	12.71	9.00

The ability of the Company to pay dividends to its stockholders is dependent upon dividends paid by the Bank. The Bank is subject to certain statutory and regulatory restrictions on the amount it may pay in dividends. To maintain acceptable capital ratios in the Bank, certain of its retained earnings are not available for the payment of dividends. To maintain a ratio of capital to assets of 9.00%, retained earnings of $183.23 million as of December 31, 2025 are available for the payment of dividends to the Company.

Note 13.   Related Party Transactions

Certain directors of the Company and the Bank, companies with which the directors are affiliated, and certain principal officers and immediate family members are customers of, and have banking transactions with, the Bank in the ordinary course of business. Such indebtedness has been incurred on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons.

The following is an analysis of the changes in the loans to those the Company has determined to be related parties during the years ended December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	2024
	(Amounts In Thousands)	
Balance, beginning	$ 74,248	$ 73,337
Net increase due to change in related parties	4,176	4,972
Advances	39,540	18,408
Collections	(31,536)	(22,469)
Balance, ending	$ 86,428	$ 74,248

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Included in the loans to related parties was one loan on nonaccrual and past due with a balance of $0.05 million and $0.6 million as of December 31, 2025 and 2024.

Deposits from these related parties totaled $28.69 million and $13.51 million as of December 31, 2025 and 2024, respectively. Deposits from related parties are accepted subject to the same interest rates and terms as those from nonrelated parties.

Letters of credit with these related parties totaled $0.07 million and $1.00 million as of December 31, 2025 and 2024, respectively, and were done under the same terms as those with nonrelated parties. There were no amounts drawn related to these letters of credit as of December 31, 2025 and 2024.

Credit cards with these related parties had an outstanding balance of $0.05 million and $0.06 million as of December 31, 2025 and 2024 with a total credit limit of $0.56 million and $0.35 million as of December 31, 2025 and 2024. These related party credit cards were done under the same terms as those with nonrelated parties.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14.   Fair Value Measurements

The carrying value and estimated fair values of the Company's financial instruments as of December 31, 2025 are as follows:

	December 31, 2025				
	Carrying Amount	Estimated Fair Value	Readily Available Market Prices(1)	Observable Market Prices(2)	Company Determined Market Prices(3)
	(Amounts In Thousands)				
Financial instrument assets:					
Cash and cash equivalents	$ 42,114	$ 42,114	$ 42,114	$ —	$ —
Investment securities	955,584	955,584	255,527	700,057	—
Loans held for sale	8,047	8,047	—	8,047	—
Loans, net					
Agricultural	118,506	118,737	—	—	118,737
Commercial and financial	283,728	284,244	—	—	284,244
Real estate:					
Construction, 1 to 4 family residential	89,190	89,558	—	—	89,558
Construction, land development and commercial	245,127	246,410	—	—	246,410
Mortgage, farmland	274,312	268,568	—	—	268,568
Mortgage, 1 to 4 family first liens	1,241,209	1,193,847	—	—	1,193,847
Mortgage, 1 to 4 family junior liens	137,678	136,911	—	—	136,911
Mortgage, multi-family	491,937	477,170	—	—	477,170
Mortgage, commercial	555,322	549,177	—	—	549,177
Loans to individuals	27,937	27,613	—	—	27,613
Obligations of state and political subdivisions	41,873	41,393	—	—	41,393
Accrued interest receivable	23,404	23,404	—	23,404	—
Total financial instrument assets	$ 4,535,968	$ 4,462,777	$ 297,641	$ 731,508	$ 3,433,628
Financial instrument liabilities:					
Deposits					
Noninterest-bearing deposits	$ 596,230	$ 596,230	$ —	$ 596,230	$ —
Interest-bearing deposits	2,771,605	2,563,767	—	2,563,767	—
Other short-term borrowings	586,882	585,948	—	585,948	—
Federal Home Loan Bank borrowings	64,333	64,754	—	64,754	—
Interest rate swaps	—	—	—	—	—
Accrued interest payable	3,453	3,453	—	3,453	—
Total financial instrument liabilities	$ 4,022,503	$ 3,814,152	$ —	$ 3,814,152	$ —

	Face Amount
Financial instrument with off-balance sheet risk:	
Loan commitments	$ 675,284
Letters of credit	11,152
Total financial instrument liabilities with off-balance-sheet risk	$ 686,436

(1) Considered Level 1 under Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements and Disclosures ("ASC 820")*.
(2) Considered Level 2 under ASC 820.
(3) Considered Level 3 under ASC 820 and are based on valuation models that use significant assumptions that are not observable in an active market.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The carrying value and estimated fair values of the Company's financial instruments as of December 31, 2024 are as follows:

	Carrying Amount	Estimated Fair Value	Readily Available Market Prices(1)	Observable Market Prices(2)	Company Determined Market Prices(3)
			December 31, 2024		
			(Amounts In Thousands)		
Financial instrument assets:					
Cash and cash equivalents	$ 123,399	$ 123,399	$ 123,399	$ —	$ —
Investment securities	944,136	944,136	288,462	655,674	—
Loans held for sale	3,971	3,971	—	3,971	—
Loans, net					
Agricultural	118,004	118,030	—	—	118,030
Commercial and financial	288,700	286,047	—	—	286,047
Real estate:					
Construction, 1 to 4 family residential	79,171	79,730	—	—	79,730
Construction, land development and commercial	277,476	277,116	—	—	277,116
Mortgage, farmland	272,516	260,578	—	—	260,578
Mortgage, 1 to 4 family first liens	1,156,163	1,088,033	—	—	1,088,033
Mortgage, 1 to 4 family junior liens	136,831	133,501	—	—	133,501
Mortgage, multi-family	489,934	464,745	—	—	464,745
Mortgage, commercial	490,553	468,119	—	—	468,119
Loans to individuals	34,192	33,358	—	—	33,358
Obligations of state and political subdivisions	43,981	41,715	—	—	41,715
Accrued interest receivable	21,403	21,403	—	21,403	—
Total financial instrument assets	$ 4,480,430	$ 4,343,881	$ 411,861	$ 681,048	$ 3,250,972
Financial instrument liabilities:					
Deposits					
Noninterest-bearing deposits	$ 581,043	$ 581,043	$ —	$ 581,043	$ —
Interest-bearing deposits	2,765,090	2,767,730	—	2,767,730	—
Other short-term borrowings	546,636	547,530	—	547,530	—
Federal Home Loan Bank borrowings	127,050	126,127	—	126,127	—
Interest rate swaps	93	93	—	93	—
Accrued interest payable	9,912	9,912	—	9,912	—
Total financial instrument liabilities	$ 4,029,824	$ 4,032,435	$ —	$ 4,032,435	$ —

	Face Amount
Financial instrument with off-balance sheet risk:	
Loan commitments	$ 586,775
Letters of credit	13,867
Total financial instrument liabilities with off-balance-sheet risk	$ 600,642

(1) Considered Level 1 under Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements and Disclosures ("ASC 820")*.
(2) Considered Level 2 under ASC 820.
(3) Considered Level 3 under ASC 820 and are based on valuation models that use significant assumptions that are not observable in an active market

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair value of financial instruments: FASB ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") provides a single definition for fair value, a framework for measuring fair value and expanded disclosures concerning fair value. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Company determines the fair market value of its financial instruments based on the fair value hierarchy established in ASC 820. There are three levels of inputs that may be used to measure fair value as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities.
Level 2	Observable inputs other than quoted prices included within Level 1. Observable inputs include the quoted prices for similar assets or liabilities in markets that are not active and inputs other than quoted prices that are observable for the asset or liability.
Level 3	Unobservable inputs supported by little or no market activity for financial instruments. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements. The Company is required to use observable inputs, to the extent available, in the fair value estimation process unless that data results from forced liquidations or distressed sales.

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment securities available for sale: Investment securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If a quoted price is not available, the fair value is obtained from benchmarking the security against similar securities. U.S. Treasury securities are considered Level 1 with the remaining securities considered Level 2.

The pricing for investment securities is obtained from an independent source. There are no Level 3 investment securities owned by the Company. The Company obtains an understanding of the independent source's valuation methodologies used to determine fair value by level of security. The Company validates assigned fair values on a sample basis using an additional third-party provider pricing service to determine if the fair value measurement is reasonable. Due to the nature of our investment portfolio, we do not expect significant and unusual fluctuations as fair value changes primarily relate to interest rate changes.   No unusual fluctuations were identified during the year ended December 31, 2025. If a fluctuation requiring investigation was identified, the Company would research the change with the independent source or other available information.

Individually analyzed loans under ASC 326 CECL: See Note 1 for further discussion of individually analyzed loans under CECL.

A loan is considered to be non-performing when it is probable that all of the principal and interest due may not be collected according to its contractual terms. Generally, when a loan is considered non-performing, the amount of reserve is measured based on the fair value of the underlying collateral. The Company makes such measurements on all material loans deemed non-performing using the fair value of the collateral for collateral dependent loans or based on the present value of the estimated future cash flows of interest and principal discounted at the loans effective interest rate or the fair value of the loan if determinable. The fair value of collateral used by the Company is determined by obtaining an observable market price or by obtaining an appraised value from an independent, licensed or certified appraiser, using observable market data. This data includes information such as selling price of similar properties and capitalization rates of similar properties sold within the market, expected future cash flows or earnings of the subject property based on current market expectations, and other relevant factors. All appraised values are adjusted for market-related trends based on the Company's experience in sales and other appraisals of similar property types as well as estimated selling costs. These loans are considered Level 3 as the instruments used to determine fair market value require significant management judgment and estimation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreclosed assets: The Company does not record foreclosed assets at fair value on a recurring basis. Foreclosed assets consist mainly of other real estate owned but may include other types of assets repossessed by the Company. Foreclosed assets are adjusted to the lower of carrying value or fair value less the costs of disposal.   Fair value is generally based upon independent market prices or appraised values of the collateral, and may include a marketability discount as deemed necessary by management based on its experience with similar types of real estate. The value of foreclosed assets is evaluated periodically as a nonrecurring fair value adjustment. Foreclosed assets are classified as Level 3.

Off-balance sheet instruments: Fair values for outstanding letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of the outstanding letters of credit and unfunded loan commitments are not significant.

Interest Rate Swap Agreements: The fair value is estimated using forward-looking interest rate curves and is calculated using discounted cash flows that are observable or that can be corroborated by observable market data (Level 2).

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The table below represents the balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2025			
Assets	**Readily Available Market Prices(1)**	**Observable Market Prices(2)**	**Company Determined Market Prices(3)**	**Total at Fair Value**
Securities available for sale	(Amounts in Thousands)			
U.S. Treasury	$ 255,527	$ —	$ —	$ 255,527
State and political subdivisions	—	382,645	—	382,645
Mortgage-backed securities and collateralized mortgage obligations	—	312,754	—	312,754
U.S. Government Agency and GSE securities	—	4,658	—	4,658
Total	$ 255,527	$ 700,057	$ —	$ 955,584
Liabilities				
Interest rate swaps	$ —	—	$ —	—
	December 31, 2024			
Assets	**Readily Available Market Prices(1)**	**Observable Market Prices(2)**	**Company Determined Market Prices(3)**	**Total at Fair Value**
Securities available for sale	(Amounts in Thousands)			
U.S. Treasury	$ 288,462	$ —	$ —	$ 288,462
State and political subdivisions	—	362,736	—	362,736
Mortgage-backed securities and collateralized mortgage obligations	—	278,090	—	278,090
U.S. Government Agency and GSE securities	—	14,848	—	14,848
Total	$ 288,462	$ 655,674	$ —	$ 944,136
Liabilities				
Interest rate swaps	$ —	93	$ —	93

(1) Considered Level 1 under ASC 820.
(2) Considered Level 2 under ASC 820.
(3) Considered Level 3 under ASC 820 and are based on valuation models that use significant assumptions that are not observable in an active market.

There were no transfers between Levels 1, 2 or 3 during the years ended December 31, 2025 and 2024.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis

The Company is required to measure certain assets at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from application of lower-of-cost-or-market accounting or write-downs of individual assets. The valuation methodologies used to measure these fair value adjustments are described above. For assets measured at fair value on a nonrecurring basis that were still held on the balance sheet at December 31, 2025 and 2024, the following tables provide the level of valuation assumptions used to determine the adjustment and the carrying value of the related individual assets at year end.

| | December 31, 2025 | | | |
	Readily Available Market Prices(1)	Observable Market Prices(2)	Company Determined Market Prices(3)	Total at Fair Value
	(Amounts in Thousands)			
Loans (4)				
Agricultural	$ —	$ —	$ —	$ —
Commercial and financial	—	—	932	932
Real Estate:				
Construction, 1 to 4 family residential	—	—	—	—
Construction, land development and commercial	—	—	194	194
Mortgage, farmland	—	—	—	—
Mortgage, 1 to 4 family first liens	—	—	2,020	2,020
Mortgage, 1 to 4 family junior liens	—	—	9	9
Mortgage, multi-family	—	—	136	136
Mortgage, commercial	—	—	444	444
Loans to individuals	—	—	—	—
Foreclosed assets (5)	—	—	—	—
Total	$ —	$ —	$ 3,735	$ 3,735

(1) Considered Level 1 under ASC 820.
(2) Considered Level 2 under ASC 820.
(3) Considered Level 3 under ASC 820 and are based on valuation models that use significant assumptions that are not observable in an active market.
(4) Represents carrying value and related write-downs of loans for which adjustments are based on the value of the collateral. The carrying value of loans fully charged off is zero.
(5) Represents the fair value and related losses of foreclosed real estate and other collateral owned that were measured at fair value subsequent to their initial classification as foreclosed assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2024			
	Readily Available Market Prices(1)	Observable Market Prices(2)	Company Determined Market Prices(3)	Total at Fair Value
	(Amounts in Thousands)			
Loans (4)				
Agricultural	$ —	$ —	$ 1,837	$ 1,837
Commercial and financial	—	—	324	324
Real Estate:				
Construction, 1 to 4 family residential	—	—	637	637
Construction, land development and commercial	—	—	—	—
Mortgage, farmland	—	—	2,707	2,707
Mortgage, 1 to 4 family first liens	—	—	1,420	1,420
Mortgage, 1 to 4 family junior liens	—	—	—	—
Mortgage, multi-family	—	—	50	50
Mortgage, commercial	—	—	1,708	1,708
Loans to individuals	—	—	—	—
Foreclosed assets (5)	—	—	—	—
Total	$ —	$ —	$ 8,683	$ 8,683

(1) Considered Level 1 under ASC 820.
(2) Considered Level 2 under ASC 820.
(3) Considered Level 3 under ASC 820 and are based on valuation models that use significant assumptions that are not observable in an active market.
(4) Represents carrying value and related write-downs of loans for which adjustments are based on the value of the collateral. The carrying value of loans fully charged off is zero.
(5) Represents the fair value and related losses of foreclosed real estate and other collateral owned that were measured at fair value subsequent to their initial classification as foreclosed assets.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15.   Parent Company Only Financial Information

Following is condensed financial information of the Company (parent company only):

CONDENSED BALANCE SHEETS
December 31, 2025 and 2024
(Amounts In Thousands)

ASSETS		2025		2024
Cash and cash equivalents at subsidiary bank	$	2,957	$	1,900
Investment in subsidiary bank		602,537		541,559
Other assets		1,567		1,377
Total assets	$	607,061	$	544,836
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities	$	4,352	$	3,892
Redeemable common stock held by ESOP		54,475		48,257
Stockholders' equity:				
Capital stock		65,183		64,644
Retained earnings		629,068		578,882
Accumulated other comprehensive loss		(1,304)		(27,300)
Treasury stock at cost		(90,238)		(75,282)
		602,709		540,944
Less maximum cash obligation related to ESOP shares		54,475		48,257
Total stockholders' equity		548,234		492,687
Total liabilities and stockholders' equity	$	607,061	$	544,836

CONDENSED STATEMENTS OF INCOME
Years Ended December 31, 2025, 2024 and 2023
(Amounts In Thousands)

		2025		2024		2023
Dividends received from subsidiary	$	26,318	$	23,551	$	16,687
Other expenses		(1,130)		(868)		(199)
Income before income tax benefit and equity in undistributed income of subsidiary		25,188		22,683		16,488
Income tax benefit		191		34		54
		25,379		22,717		16,542
Equity in undistributed income of subsidiary		35,123		24,887		21,634
Net income	$	60,502	$	47,604	$	38,176

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2025, 2024 and 2023
(Amounts In Thousands)

	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 60,502	$ 47,604	$ 38,176
Adjustments to reconcile net income to cash and cash equivalents provided by operating activities:			
Equity in undistributed income of subsidiary	(35,123)	(24,887)	(21,634)
Share-based compensation	36	23	25
Compensation expensed through issuance of common stock	1,651	1,412	1,630
Forfeiture of common stock	(794)	(324)	(564)
(Increase) in other assets	(190)	(29)	(52)
Increase (decrease) in other liabilities	571	96	(529)
Net cash and cash equivalents provided by operating activities	26,653	23,895	17,052
Cash flows from financing activities:			
Stock options exercised	120	—	—
Purchase of treasury stock	(15,634)	(12,902)	(7,710)
Proceeds from the issuance of common stock through the employee stock purchase plan	345	362	398
Excise tax paid on purchase of treasury stock	(111)	(56)	—
Dividends paid	(10,316)	(10,051)	(9,688)
Net cash and cash equivalents used by financing activities	(25,596)	(22,647)	(17,000)
Increase in cash and cash equivalents	1,057	1,248	52
Cash and cash equivalents:			
Beginning of year	1,900	652	600
Ending of year	$ 2,957	$ 1,900	$ 652
Supplemental Disclosures			
Noncash financing activities:			
Increase (decrease) in maximum cash obligation related to ESOP shares	$ 6,218	$ 3,404	$ (6,158)

Note 16.   Commitments and Contingencies

Concentrations of credit risk: The Bank's loans, commitments to extend credit, unused lines of credit and outstanding letters of credit have been granted to customers within the Bank's market area. Investments in securities issued by state and political subdivisions within the state of Iowa had fair value of $162.38 million and $149.47 million for the years ended December 31, 2025 and 2024, respectively. The concentrations of credit by type of loan are set forth in Note 3 to the Consolidated Financial Statements. Outstanding letters of credit were granted primarily to commercial borrowers. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the economic conditions in Johnson, Linn and Washington Counties, Iowa.

Contingencies: In the normal course of business, the Company and its subsidiaries are subject to pending and threatened legal actions, some of which seek substantial relief or damages. While the ultimate outcome of such legal proceedings cannot be predicted with certainty, after reviewing pending and threatened litigation with counsel, management believes at this time that the outcome of such litigation will not have a material adverse effect on the Company's business, financial conditions, or results of operations.

Financial instruments with off-balance sheet risk: The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, credit card participations and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

HILLS BANCORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, credit card participations and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Bank's commitments at December 31, 2025 and 2024 is as follows:

	2025	2024
	(Amounts In Thousands)	
Firm loan commitments and unused portion of lines of credit:		
Home equity loans	$ 93,895	$ 84,715
Credit cards	80,910	76,671
Commercial, real estate and home construction	177,797	153,208
Commercial lines and real estate purchase loans	322,682	272,181
Outstanding letters of credit	11,152	13,867
Total commitments	$ 686,436	$ 600,642

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, crops, livestock, inventory, property and equipment, residential real estate and income-producing commercial properties. Credit card commitments are the unused portion of the holders' credit limits. Such amounts represent the maximum amount of additional unsecured borrowings.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements and, generally, have terms of one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank holds collateral, which may include accounts receivable, inventory, property, equipment, and income-producing properties, supporting those commitments if deemed necessary. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Bank would be required to fund the commitment. The maximum potential amount of future payments the Bank could be required to make is represented by the contractual amount shown in the summary above. If the commitment is funded the Bank would be entitled to seek recovery from the customer. At December 31, 2025 and 2024, no amounts have been recorded as liabilities for the Bank's potential obligations under these guarantees.

Lease commitments: The Company leases certain facilities under operating leases. The minimum future rental commitments as of December 31, 2025 for all non-cancellable leases relating to Bank premises were as follows:

Year ending December 31:	(Amounts In Thousands)
2026	$ 318
2027	322
2028	289
2029	72
	$ 1,001

Rent expense was $0.33 million, $0.36 million and $0.36 million for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17. Derivative Financial Instruments

In the normal course of business, the Bank may use derivative financial instruments to manage its interest rate risk. These instruments carry varying degrees of credit, interest rate and market or liquidity risks. Derivative instruments are recognized as either assets or liabilities in the accompanying consolidated financial statements and are measured at fair value. The Bank's objectives are to add stability to its net interest margin and to manage its exposure to movements in interest rates. The contract or notional amount of a derivative is used to determine, along with the other terms of the derivative, the amount to be exchanged between the counterparties. The Bank is exposed to credit risk in the event of nonperformance by counterparties to financial instruments. The Bank minimizes this risk by entering into derivative contracts with large, stable financial institutions. The Bank has not experienced any losses from nonperformance by counterparties. The Bank monitors counterparty risk in accordance with the provisions of ASC 815. In addition, the Bank's interest rate-related derivative instruments contain language outlining collateral pledging requirements for each counterparty. Collateral must be posted when the market value exceeds certain threshold limits which are determined by credit ratings of each counterparty. The Bank entered into one interest rate swap agreement in November 2023 and was required to pledge a US Treasury security in the amount of approximately $0.00 and $250,000 of collateral as of December 31, 2025 and 2024, respectively, due to the agreement expiring on May 15, 2025.

Cash Flow Hedges: The Bank executed one forward-starting interest rate swap transaction on November 28, 2023. The interest rate swap transaction had an effective date of December 15, 2023, and an expiration date of May 15, 2025, effectively converting variable rate debt to fixed rate debt. For accounting purposes, this swap transaction was designated as a cash flow hedge of the changes in cash flows attributable to changes in the effective federal funds rate, the benchmark interest rate being hedged, associated with the interest payments made on an amount of the Bank's debt principal equal to the then-outstanding swap notional amount. The underlying principal balance was matched to future advances related to a large customer construction project, however, the FHLB advances remained equal to the notional amount of the swap making it probable that sufficient effective federal funds rate based interest payments would exist through the maturity date of the swap.

The table below identifies the balance sheet category and fair value of the Bank's derivative instrument designated as a cash flow hedge as of December 31, 2025 and 2024:

	Notional Amount	Fair Value	Balance Sheet Category	Maturity
		(Amounts in Thousands)		
December 31, 2025				
Interest rate swap	$ —	$ —	N/A	
December 31, 2024				
Interest rate swap	$ 42,150	$ (93)	Other Liabilities	5/15/2025

The table below identifies the losses recognized on the Bank's derivative instrument designated as cash flow hedges for the years ended December 31, 2025, 2024, and 2023:

	Recognized in Other Comprehensive Loss	Reclassified from AOCI into Income		Recognized in Income on Derivatives	
	Amount of Gain (Loss)	Category	Amount of Gain (Loss)	Category	Amount of Gain (Loss)
		(Amounts in Thousands)			
December 31, 2025					
Interest rate swap	$ 71	Interest Expense	$ —	Other Income	$ —
December 31, 2024					
Interest rate swap	$ 106	Interest Expense	$ —	Other Income	$ —
December 31, 2023					
Interest rate swap	$ (177)	Interest Expense	$ —	Other Income	$ —

Note 18.   Segment Reporting

The Company conducts operations through one reportable segment which is determined by the Senior Executive Committee, which is designated the chief operating decision maker, based upon information provided about the Company's products and services offered, primarily banking operations. The Executive Committee consists of the Chief Executive Officer and Chief Financial Officer. The segment is also distinguished by the level of information provided to the Executive Committee, who uses such information to review performance of various components of the business (such as branches), which are then aggregated if operating performance, products/services, and customers are similar. The Executive Committee will evaluate the financial performance of the Company's business components such as by evaluating revenue streams, significant expenses, and budget to actual results in assessing the Company's segment and in the determination of allocating resources. The Executive Committee uses revenue streams to evaluate product pricing and significant expenses to assess performance and evaluate return on assets. The Executive Committee uses consolidated net income to benchmark the Company against its competitors. The benchmarking analysis coupled with monitoring of budget to actual results are used in assessing performance and in establishing compensation. Loans, investments, and deposits provide the revenues in the banking operation. Interest expense, credit loss expense, and payroll provide the significant expenses in the banking operation. All operations are domestic.

Accounting policies for segments are the same as those described in Note 1. Segment performance is evaluated using consolidated net income from the consolidated statements of income. Significant income and expenses are included on the consolidated statements of income. These include interest income, interest expense, net interest income, and noninterest income. Significant expenses used in evaluating Company performance are credit loss expense and salaries and employee benefits which are included on the consolidated statements of income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19.   Subsequent Events

Subsequent events have been evaluated through March 18, 2026.

Item 9.   **Changes In and Disagreements with Accountants on Accounting and Financial Disclosure**

On January 5, 2026, the Audit Committee approved the dismissal of Forvis Mazars, LLP as the Company's independent registered public accounting firm following completion of the audit for the fiscal year ended December 31, 2025, and approved the engagement of Crowe LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026.

The reports of Forvis Mazars, LLP on the Company's consolidated financial statements for the fiscal years ended December 31, 2025 and December 31, 2024 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company's two most recent fiscal years and the subsequent interim period through March 18, 2026, there were no disagreements with Forvis Mazars, LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that, if not resolved to the satisfaction of Forvis Mazars, LLP, would have caused reference in its reports.

During the same periods, there were no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K, except for previously disclosed material weaknesses in internal control over financial reporting relating to (i) management review and activity-level controls over the period-end financial reporting process and controls to ensure that period-end financial statements to be filed are correct, and our independent auditor has completed its procedures prior to the filing of period-end financial statements; (ii) the review, posting, and approval of manual journal entries; (iii) the identification and disclosure of related party transactions; (iv) related to the allowance for credit losses on loans ("ACL"), the design of controls over the framework used to determine the qualitative component of the ACL and the review process to ensure qualitative adjustments are accurately determined and applied; (v) related to property and equipment, the design of controls over the determination of estimated useful lives and the timely identification and recording of dispositions of property and equipment; and (vi) management lacks sufficient depth and structure in the oversight of the financial reporting function and insufficient staffing levels with specialized technical accounting and internal control expertise to effectively design controls and perform an adequate level of review over the period-end financial reporting process.

The Company did not consult with Crowe LLP during the two most recent fiscal years or the subsequent interim period regarding either (i) the application of accounting principles to a specific completed or contemplated transaction or the type of audit opinion that might be rendered, or (ii) any matter that was the subject of a disagreement or reportable event under Item 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K.

Item 9A.   **Controls and Procedures**

Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company carried out an evaluation under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934). In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, provides only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, notwithstanding substantial progress as a result of the Company's remediation efforts during 2025 to correct material weaknesses disclosed in the Company's prior year Annual Report on Form 10-K ("2024 10-K"), as a result of the material weaknesses in internal control over financial reporting described below in "Management's Report on Internal Control over Financial Reporting" the Company's internal controls over financial reporting as of December 31, 2025, were not effective.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining an adequate system of internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Securities Exchange Act of 1934). Internal control over financial reporting of the Company includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements. Important features of the Company's system of internal control over financial reporting include the adoption and implementation of written policies and procedures, careful selection and training of financial management personnel, a continuing management commitment to the integrity of the system and through examinations by an internal audit function that coordinates its activities with the Company's Independent Registered Public Accounting Firm.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

The Company's management conducted an evaluation of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2025. Management's assessment is based on the criteria described in "Internal Control – Integrated Framework" issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company's management concluded that the Company's internal controls over financial reporting were not effective as of December 31, 2025. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the registrant's annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses were identified in the following areas:

- Management review and activity-level controls over the period-end financial reporting process and controls to ensure that i) period-end financial statements to be filed are correct, and ii) our independent auditor has completed its procedures prior to the filing of period end financial statements;
- The review, posting, and approval of manual journal entries;
- The identification and disclosure of related party transactions;
- Related to the allowance for credit losses on loans ("ACL"), the design of controls over the framework used to determine the qualitative component of the ACL and the review process to ensure qualitative adjustments are accurately determined and applied;
- Related to property and equipment, the design of controls over the determination of estimated useful lives and the timely identification and recording of dispositions of property and equipment; and
- Management lacks sufficient depth and structure in the oversight of the financial reporting function and insufficient staffing levels with specialized technical accounting and internal control expertise to effectively design controls and perform an adequate level of review over the period-end financial reporting process.

Notwithstanding the material weaknesses, the Company's management, including the CEO and CFO, has concluded that the consolidated financial statements, included in this Annual Report on Form 10-K, for the year ended December 31, 2025, fairly present, in all material respects, the Company's financial condition, results of operations and cash-flows for the periods presented in conformity with U.S. generally accepted accounting principles.

Attestation Report of the Registered Public Accounting Firm

Our independent auditor, Forvis Mazars, LLP, a registered public accounting firm, has issued its report on its audit of our internal control over financial reporting. Forvis Mazars, LLP's attestation report contains an adverse opinion on the effectiveness of the Company's internal control over financial reporting. This report appears on pages 58-59.

Reference is made to the Report of Independent Registered Public Accounting Firm included in this Annual Report.

Remediation Plan

Throughout 2025 the Company invested substantial resources in remedial measures to strengthen its financial reporting controls and procedures as a result of the material weaknesses disclosed in its 2024 10-K and those disclosed above. These include (i) enhancing the design and documentation of key internal controls, (ii) strengthening management review controls, (iii) engagement of third parties with specialized accounting expertise, and (iv) retention of additional managerial resources with accounting and financial reporting experience and expertise. Management achieved substantial improvements to its financial reporting controls and procedures during 2025 as a result of these changes. Additionally, the Company's Governance and Nominating Committee recruited, and the Board of Directors nominated for election to the Board of Directors at the 2026 Annual Meeting of Shareholders, an individual with prior public company auditing experience, including time as a partner with a major national accounting firm.

Ongoing Remediation and Outlook

The actions the Company is taking under its remediation plan are subject to ongoing management review and are also subject to Audit Committee oversight. Management remains committed to the full remediation of the identified material weaknesses and will continue to devote significant time, attention, training and resources to these efforts. Management expects to complete the remediation of these material weaknesses by December 31, 2026.

Each material weakness identified above cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Changes in Internal Control over Financial Reporting

Except as otherwise discussed above, there were no changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting, including any corrective actions with regard to the control deficiencies that led to the material weaknesses in the Company's internal controls over financial reporting identified above.

Item 9B.   Other Information

10b5-1 Securities Trading Plans

    Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by Item 10 of Part III is presented under the items entitled "Information Concerning Nominees for Election as Directors," "Information Concerning Directors other than Nominees," "Corporate Governance and Board of Directors," and "Delinquent Section 16(a) Reports" in the Company's Definitive Proxy Statement dated March 18, 2026 for the Annual Meeting of Stockholders on April 20, 2026. Such information is incorporated herein by reference.

The Company has a Code of Ethics in place covering its Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. A copy of the Company's Code of Ethics will be provided free of charge, upon written request to:

    Anthony Roetlin
    Treasurer
    Hills Bancorporation
    131 Main Street
    PO Box 160
    Hills, Iowa 52235

Information about our Executive Officers is incorporated into this section by reference to Part I, Item 1 of this Form 10-K.

Item 11.   Executive Compensation

The information required by Item 11 of Part III is presented under the items entitled "Compensation Discussion and Analysis," "Summary of Cash and Certain Other Compensation Paid to the Named Executive Officers," "Risk Management and Compensation Policies and Practices," "Compensation and Incentive Stock Committee Interlocks and Insider Participation," "Schedule of Director Fees," "Director Compensation Table," and "Compensation and Incentive Stock Committee Report" in the Company's Definitive Proxy Statement dated March 18, 2026 for the Annual Meeting of Stockholders on April 20, 2026. Such information is incorporated herein by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 of Part III is presented under the item entitled "Security Ownership of Certain Beneficial Owners and Management" in the Company's Definitive Proxy Statement dated March 18, 2026 for the Annual Meeting of Stockholders on April 20, 2026. Such information is incorporated herein by reference.

The following table sets forth information regarding the Company's equity compensation plan as of December 31, 2025, all of which relates to stock options issued under stock option plans approved by stockholders of the Company.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)] (c)
Equity compensation plans approved by security holders	12,198	$ 68.85	151,376
Equity compensation plans not approved by security holders	—	—	—
Total	12,198	$ 68.85	151,376

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 of Part III is presented under the items entitled "Corporate Governance and the Boards of Directors," and "Compensation and Incentive Stock Committee Interlocks and Insider Participation" in the Company's Definitive Proxy Statement dated March 18, 2026 for the Annual Meeting of Stockholders on April 20, 2026. Such information is incorporated herein by reference.

Item 14.   Principal Accounting Fees and Services

Information required by this item is contained in the Company's Definitive Proxy Statement dated March 18, 2026 for the Annual Meeting of Shareholders on April 20, 2026, under the heading "Audit Committee," which information is incorporated herein by this reference.

The three additional data elements required to be tagged by a registrant that files financial statements using Inline XBRL are as follows:
- **Forvis Mazars, LLP**
- Springfield, Missouri
- PCAOB ID: 686

NOTES

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